UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM ~~10-K~~ AR/S



[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 3, 2006

OR



[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 1-11479

E-Z-EM, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**11-1999504**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1111 Marcus Avenue, Lake Success, New York	**11042**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(516) 333-8230**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, par value $.10	**The Nasdaq Stock Market LLC**


PROCESSED
SEP 27 2006
THOMSON
FINANCIAL

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one).

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates on December 2, 2005, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $167,377,000. Such aggregate market value is computed by reference to the closing sale price of the registrant's common stock as reported on the Nasdaq National Market on such date.

As of August 1, 2006, there were 10,868,374 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the registrant's 2006 Annual Meeting of Stockholders to be held October 17, 2006 are incorporated by reference in Part III of this Form 10-K Report.

E-Z-EM, Inc. and Subsidiaries

INDEX

Part I

Item 1. **Business**

(a) **General Development of Business**

Overview

E-Z-EM, Inc. is a leading provider of medical products used by radiologists, gastroenterologists and speech language pathologists primarily in screening for and diagnosing diseases and disorders of the gastrointestinal (GI) tract. We develop, manufacture and market medical diagnostic products used for colorectal cancer screening, evaluation of swallowing disorders (dysphagia), and testing for other diseases and disorders of the GI system. Additionally, we sell our Reactive Skin Decontamination Lotion (RSDL) product - a liquid skin decontaminant that breaks down chemical agents such as Sarin or VX in seconds, leaving a non-toxic liquid that can be washed away with water - to the Canadian armed forces and branches of a number of other armed forces in the U.S., Europe and elsewhere. We also leverage our capacities in manufacturing, automation and quality control by offering contract manufacturing to third-party businesses.

We have been in business for more than 44 years. Our global headquarters are located at 1111 Marcus Avenue, Suite LL-26, Lake Success, N.Y. 11042.

Our company website address is www.ezem.com[1]. We make available free of charge through our website, links to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

History

We were founded in 1961 by Howard Stern and Phillip Meyers, M.D. to develop and market a unit dose product for delivering barium sulfate contrast media to patients for the X-ray visualization of the GI tract and the detection of colorectal cancer and other GI-related diseases. The Stern-Meyers product was considered to be a major innovation that virtually eliminated cross contamination in lower GI examinations. The product also established E-Z-EM's brand among radiologists around the world.

In 1983, we reorganized in Delaware and completed an initial public offering. In 1985, we acquired Therapex, a Canadian manufacturer of barium sulfate, creating enhanced manufacturing capacity and providing a platform for our contract manufacturing operations. In 1988, we founded AngioDynamics to provide medical devices for new procedures being developed by interventional radiologists. AngioDynamics was spun-off in a tax-free distribution to our shareholders on October 30, 2004.

Recent Developments

For fiscal 2006, our net sales increased 22%, or $25,294,000, to $138,369,000 due to organic sales growth, a liquid barium product recall by Mallinckrodt, our major U.S. competitor, an additional week in fiscal 2006 compared to fiscal 2005, and price increases. The Mallinckrodt recall resulted in net sales

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[1] This website address is not intended to function as a hyperlink and information on our website is not part of this annual report on Form 10-K.

increases in both the CT imaging and X-ray fluoroscopy product categories. Price increases accounted for approximately 2½% of net sales for fiscal 2006, as a significant portion of our domestic products are sold under long-term group purchasing organization contracts. On a product line basis, the net sales increase for fiscal 2006 resulted from increased sales of CT imaging contrast products, particularly our CT Smoothie lines, and CT injector systems, totaling $13,469,000, X-ray fluoroscopy products of $4,446,000, contract manufacturing products of $3,378,000, defense decontaminant products of $2,550,000, and all other products of $1,451,000.

In February 2006, the Executive Committee of our Board of Directors approved a plan to wind down and close the operations of Toho Kagaku Kenkyusho Co., Ltd. ("Toho"), a wholly owned Japanese subsidiary. We decided to close Toho because we were unable to generate income from operations to grow the business due to a limited product offering and the scope of Toho's operations. Also, a recent change in manufacturing location required us to re-register Toho's principal products with the Japanese regulatory authorities, which we projected would cause an interruption of supply during the first quarter of fiscal 2007. We planned a staged market withdrawal to allow us to sell current inventory, collect accounts receivable and sell the property in an organized fashion, while also satisfying all outstanding liabilities.

On December 28, 2005, Howard Stern, a co-founder of our company, passed away. Mr. Stern contributed many innovations to the field of radiology in his more than 40 years of leadership of E-Z-EM, in the process establishing our company as a recognized name among radiologists around the world. At the time of his death, Mr. Stern was a director of our company and Chairman Emeritus. Mr. Stern also served as our Chairman of the Board, President and Chief Executive Officer at various times since the company's founding in 1961.

Unless the context requires otherwise, all references herein to a particular year are references to our fiscal year, which concludes on the Saturday nearest to May 31st.

(b) **Financial Information About Industry Segments**

Not Applicable.

(c) **Narrative Description of Business**

General

We are a leading provider of medical products that can be categorized into the following product groupings:

- CT Imaging
- X-Ray Fluoroscopy
- Contract Manufacturing
- Accessory Medical Devices
- Gastroenterology
- Virtual Colonoscopy
- Defense Decontaminants

Virtually all of our products are cleared for sale in the U.S. Certain products are cleared for sale in the European Community, Japan and other countries.

The following table sets forth revenues from external customers for the last three years:

	2006		2005		2004	
	$	%	$	%	$	%
			(dollars in thousands)			
CT Imaging Contrast	$ 36,047	26.0	$ 28,115	24.9	$ 21,125	21.0
CT Injector Systems	23,088	16.7	17,551	15.5	13,273	13.2
Total CT Imaging	59,135	42.7	45,666	40.4	34,398	34.2
X-Ray Fluoroscopy	45,095	32.6	40,649	36.0	40,810	40.6
Contract Manufacturing	12,561	9.1	9,183	8.1	8,054	8.0
Accessory Medical Devices	5,235	3.8	5,328	4.7	5,351	5.3
Gastroenterology	5,019	3.6	4,627	4.1	4,246	4.2
Virtual Colonoscopy	4,140	3.0	3,654	3.2	3,698	3.7
Defense Decontaminants	3,506	2.5	956	0.8	1,164	1.1
Other	3,678	2.7	3,012	2.7	2,888	2.9
	$138,369	100.0	$113,075	100.0	$100,609	100.0

GI Disease and Colorectal Cancer

The GI system is one of the most complex systems in the human body. It processes food, extracts nutrients, passes wastes and involves all major body parts and organs used in chewing, swallowing, digestion, absorption and defecation. Digestive glands also provide moisture, lubrication, emulsification and enzymes for digestion of proteins, carbohydrates and fats.

Diseases of the GI tract are considered to be the second most prevalent after cardiac diseases. According to the National Institute of Diabetes and Digestive and Kidney Diseases, 60 to 70 million people each year are affected by digestive disease, leading to more than 234,000 deaths (including deaths resulting from cancer), 14 million hospitalizations (equal to 13 percent of all hospitalizations), 6 million diagnostic and therapeutic procedures (equal to 14 percent of all procedures), 45 million physician office visits, 1.9 million people with disabilities, and costs of $107 billion, including $85.5 billion in direct medical costs and $20 billion in indirect costs (e.g., disability and mortality). According to the American Cancer Society, colorectal cancer is America's third most common cancer in both men and women, and is expected to account for nearly 55,170 deaths and 148,610 newly diagnosed cases in 2006.

We believe there are four major healthcare trends that are continuing to cause a significant shift in spending from direct care to screening and early detection and preventative treatment of GI disease:

- **Early Detection** - Research has shown that colorectal cancer and other GI diseases have higher cure rates if caught early. As a result, the American Cancer Society recommends that Americans age 50 or older should be screened on a regular basis. In 1998, Medicare began reimbursing for colorectal cancer screening utilizing GI contrast X-ray examinations, as well as other GI-related procedures.

- **Aging of the Population** - The number of Americans affected by GI diseases is expected to increase substantially as the population grows older. While colorectal cancer may occur at any age, more than 90% of the patients are over age 40, at which point the risk doubles every ten years, according to the American Society of Colon and Rectal Surgeons. The American Cancer

Society estimates that less than 50% of the people age 50 or over in the United States have had a recent test.

- **Technological Innovation** - Growth of multi-slice CT, magnetic resonance (MR) scanners, three-dimensional and harmonic ultrasound, and innovations in digital imaging software are increasing the ability of radiologists and gastroenterologists to detect GI problems earlier.

- **Increasing Healthcare Costs** - The need to reduce escalating healthcare costs for direct care is leading to increased use of lower-cost diagnostic procedures and minimally invasive preventative treatment.

CT Imaging

CT imaging is an increasingly important technology for the diagnostic imaging of the GI tract. Frost & Sullivan, a leading market research firm, has estimated that CT procedures will grow at an 11.25% compound annual growth rate from 2003 through 2010, and we are focused on finding solutions to capitalize on this trend. In 2005, sales of CT products surpassed those of our X-ray fluoroscopy products for the first time in our history, and these products now represent our largest product group.

CT scanners take a rapid stream of X-ray images from different angles. Through computerization, this block of data is used to create two- and three-dimensional images of bone and hard tissue, and soft tissue when contrast media is introduced inside the body. CT examination is significantly more expensive than X-ray fluoroscopy but the benefit of the information content outweighs any incremental cost of the technology over X-ray fluoroscopy. Radiologists typically employ oral or rectal barium sulfate contrast media for thoracic, abdominal and pelvic studies to mark the GI tract, while water-soluble, injectable contrast media is typically used for vascular studies.

We believe we have the most comprehensive line of barium sulfate formulations for thoracic, abdominal and pelvic CT scanning. We market 11 formulations under our Esopho-CAT®, E-Z-CAT® and Readi-CAT® Smoothie lines. Early in 2005, we introduced VoLumen™, the next generation, low-density barium sulfate suspension for use as an oral contrast in Multidetector CT ("MDCT") and Positron Emission Tomography (PET)/CT studies. VoLumen is designed to overcome the limitations of water and higher-density positive oral contrasts currently used in these studies, and allows for the simultaneous MDCT investigation of all organs, vasculature, and surrounding structures of the abdominal/pelvic region. The entire CT contrast line consists of formulations that are packaged as a liquid or powder for oral use and in various sizes from unit dose to multi-dose for administration convenience and economy. Each formulation and size is designed to meet the radiologist's need for consistent performance in lumen marking and transit through the GI tract, while maintaining optimal patient comfort and management.

We also address the CT market with our Empower line of electromechanical injectors. Radiologists use injectors to deliver a controlled volume of iodine-based contrast media into patients to visualize the vascular structure of the circulatory system and organs in the thoracic, abdominal and pelvic regions. Our injectors, EmpowerCT® and EmpowerCTA® with EDA™ technology, aid in the detection of extravasation, an accidental infiltration of contrast media into surrounding tissue. Empower injectors are comprised of an electromechanical injector, a consumable syringe and an optional monitoring device that utilizes a consumable extravasation patch.

In November 2005, we introduced our IRiSCT™ Injector Reporting Information System. IRiSCT is a patent-pending software package that automates the data collection process for all critical functions of EmpowerCT® and Empower CTA® injectors. IRiSCT also links all Empower injectors in a department across the hospital's existing data network, including those in remote locations, creating an integrated data management system that automatically captures operational data, including contrast flow rate and volume, peak pressure and pressure history, injection protocol details and contrast consumption. When used to network all injector systems in a facility, IRiSCT helps consolidate data from the entire radiology department that radiology administrators can access from their offices. We believe that IRiSCT represents a significant improvement from the traditional injector technology applications, and offers us an important differentiation from the competition.

Based upon sales, we believe that we are the leading manufacturer of oral CT barium contrast media and the second largest manufacturer of CT injectors in the U.S.

X-Ray Fluoroscopy

GI X-ray contrast media has been our principal business for more than 44 years. A standard X-ray takes a photograph of bones (hard tissue). When contrast media is introduced inside the body, the X-ray can also photograph soft tissue details. For more than 85 years, barium sulfate has been the contrast medium of choice for virtually all X-rays of the GI tract and is still one of the most common methods used by radiologists for diagnostic imaging of the GI tract. It permits the visualization of the entire GI tract; has a high absorption coefficient for X-rays; and it is biologically inert, insoluble in water and chemically stable.

We believe we offer the most comprehensive line of barium sulfate formulations in the U.S. We market approximately 30 fluoroscopy formulations. Formulations focus on five key areas - pharynx, esophagus, stomach, small intestine and large intestine (colon) - and are packaged in different sizes in oral, enema, liquid and powder forms. Each formulation is designed to meet the radiologist's need to optimize visualization of the condition under diagnosis while also providing patient comfort and dosing compliance. Based on sales figures, we believe that we are the leading worldwide manufacturer of these contrast media.

We have an ongoing program to develop new formulations, to extend the GI diagnostic power of X-ray fluoroscopy and to enhance the effectiveness of our existing formulations. In recent years, we introduced Varibar®, the first family of barium sulfate contrast for the X-ray diagnosis of dysphagia, or swallowing disorders. Varibar provides a range of viscosity barium suspensions from juice to honey to pudding to evaluate a patient's ability to swallow liquid and solid materials of differing viscosities and volumes, resulting in consistent, repeatable radiographic results. We estimate 10 million Americans have some degree of swallowing disorder.

We also sell accessory medical devices for use in X-ray procedures, such as empty enema administration kits and components.

Contract Manufacturing

We provide contract manufacturing services primarily in three product areas:

- **Diagnostic Contrast Media** - We manufacture an oral iodinated contrast medium for a third party.

- **Pharmaceuticals** - This includes products for dermatology, sunscreen lotions and creams, cough and cold medicines, and oral antibiotics.

- **Cosmetics** - This includes anti-aging and moisturizer skin care products, as well as topical liquids.

Accessory Medical Devices

We develop, manufacture and market consumable and non-consumable radiological medical devices, such as entry biopsy needles and trays, mammography wipes and related accessories.

Gastroenterology

We are leveraging our core competency in GI imaging to expand on our presence in the gastroenterology market. Our product offerings to this market include the Suction Polyp Trap™, E-Z-Guard™ mouthpieces, Visipace electrogastrogram analyzer, as well as other medical devices. We also market several virtual colonoscopy products, including the LoSo Prep™ bowel cleanser and the NutraPrep™ pre-procedure meal plan, to gastroenterologists for use in optical colonoscopy procedures, and distribute a hydrogen breath analyzer under the E-Z-EM trade name "H2 Score™" Breath Meter. H2 Score is a convenient hand-held screening tool for lactose malabsorption. In May 2006, we announced the launch of CO_2EFFICIENT™ Endoscopic Insufflator, a new device for insufflating the upper and lower gastrointestinal tract with carbon dioxide (CO_2) gas. Based on our popular PROTOCO$_2$L™ device for CT Colonography, CO_2EFFICIENT provides a quick and easy way to adapt the use of CO_2 gas insufflation to procedures such as colonoscopy, endoscopic retrograde cholangiopancreatography (ERCP), and enteroscopy. We believe that the product represents a means of improving both patient comfort and efficiency in endoscopy, and that we are well positioned to continue building our presence in this market.

Virtual Colonoscopy

Virtual colonoscopy (VC), or CT colonography, employs a CT scanner and three-dimensional imaging software to examine the colon (and surrounding tissue and organs) without having to insert a long fiber optic tube (optical colonoscopy) into the colon or having to fill the colon with liquid barium sulfate (barium enema). We support the virtual colonoscopy marketplace with a comprehensive suite of trademarked products:

- PROTOCO$_2$L™ is an automated insufflation system that delivers carbon dioxide into the colon to achieve optimal distention for better visualization and greater patient comfort;

- Tagitol V™ is a next generation radiopaque marker that blends into stool as it forms. Tagitol V provides immediate, visible identification of retained feces via comparative density analysis, enhancing the accurate detection of pathology and helping to reduce the potential for false positive/negative results;

- NutraPrep™ is a pre-packaged, low-residue patient food system that provides a nutritionally sound diet for the day prior to an exam while minimizing the amount of retained fecal material. NutraPrep is covered by U.S. Patent No. 6,866,873 that was issued on March 15, 2005;

- LoSo Prep™ is a relatively mild, low sodium, patient colon cleanser. LoSo Prep and other E-Z-EM laxative products are marketed to radiologists and gastroenterologists for the preparation and increased compliance of patients for any medical procedure requiring a clean colon, including X-ray examinations (barium enema), virtual or optical colonoscopy or surgery; and

- InnerviewGI™ is a software application that processes CT scan data to create two- and three-dimensional views of the GI tract. InnerviewGI was jointly developed with Vital Images, Inc., which develops, markets and supports three-dimensional medical imaging software for use primarily in disease screening, clinical diagnosis and surgical and therapy planning. Vital Images markets InnerviewGI and pays a royalty to us based on sales. We share the cost of InnerviewGI product development with Vital Images.

We believe our products help virtual colonoscopy be perceived as a more patient-friendly procedure than either optical colonoscopy or barium enema examinations. We believe that patients, when given the choice, prefer virtual colonoscopy because it is less invasive than optical colonoscopy, does not require sedation (which generally requires missing a day of work) and is more comfortable than both optical colonoscopy and barium enema without compromising visualization. Virtual colonoscopy is gaining academic and clinical acceptance. Recently, the American College of Radiology has been successful in obtaining approval for reimbursement for diagnostic VC for failed colonoscopies and other specific conditions in most states. The reimbursement conditions vary from state to state as do the reimbursement amounts. Federal reimbursement for screening VC in North America is heavily dependent on the conclusion and favorable outcome of the ACRIN II trial, a multi-center trial that began in 2005 and is expected to be completed by the end of calendar 2006.

Defense Decontaminants

Our product offering is Reactive Skin Decontamination Lotion ("RSDL"), a liquid decontaminant that reacts very rapidly with chemical warfare ("CW") agents, including VX nerve agent. RSDL neutralizes these agents within a matter of seconds or minutes, leaving a non-toxic residue that can be washed off. RSDL is currently used by all service branches of the Canadian Forces, as well as select groups within the armed forces of Australia, Belgium, Ireland, Holland, New Zealand, Sweden and Slovenia. The U.S. Army is currently conducting final testing of RSDL. In March 2003, the U.S. Food and Drug Administration ("FDA") issued a 510(k) clearance for RSDL. Developed by Defense Research and Development Canada (DRDC) and licensed to us through a third-party by the Canadian government, on a worldwide basis, for the military, first-responder and first-receiver markets, RSDL is patented in the U.S., Canada and more than a dozen European countries. In April 2006, we announced that the fiscal year 2007 (October 1st to September 30th) Federal Budget request includes a U.S. Department of Defense (DoD) request for RSDL. The order amount for the U.S. government's fiscal year 2007 is shown as $9.6 million for 174,628 RSDL combat kits and 123,779 training lotion kits. This award is subject to Congressional approval of the Federal Budget and a decision by the U.S. DoD to begin procurement of the product.

We also serve as a contract manufacturer of a non-RSDL decontaminant.

Other

Revenues from our "Other" product category totaled 2.7%, 2.7% and 2.9% of net sales in 2006, 2005 and 2004, respectively. This category consists primarily of freight charges billed to customers, miscellaneous products distributed through our foreign operations and royalty income.

Research and Development and Engineering

We believe that the success of our business is due to our ability to improve our existing products and develop new diagnostic contrast formulations and devices for different imaging modalities and procedures. To support these activities, we operate a 10-person Research and Development ("R&D") department and an 11-person product Engineering department.

- The R&D laboratory (in Montreal, Canada) specializes in liquid and powder barium sulfate contrast formulations. Capabilities include the ability to evaluate barium sulfate particle size and concentration for optimal imaging characteristics, suspension stabilization, coating or non-coating properties depending on the application, flavoring modification, and expertise in analytic, organic and physical chemistry, including colloidal suspensions.

- The Engineering department (in Westbury, N.Y.) specializes in FDA Class 2 Medical Device development, manufacturing and regulation for hardware and disposables. Capabilities include mechanical, electrical and software design.

We have a product steering committee that reviews and evaluates all new product ideas. We also have a product development project management process that incorporates all disciplines, including sales and marketing, to ensure that we accurately address our markets' needs. This team approach is responsible for developing new projects under all applicable design control validation procedures throughout the various stages of product development. These procedures include bench testing, animal testing, biocompatibility testing, human-use testing conducted by independent physicians, and post-initial test-market surveillance of product performance. The feedback we receive throughout the process, especially from physicians, is used to confirm product functionality, safety and effectiveness before commencing full-scale marketing.

We conduct clinical research studies to support our product development activities and also to evaluate post-market performance, particularly in comparison to competitive products in the market. We manage and monitor the clinical studies performed by investigators and institutions to study the clinical outcomes of our products. In addition to offering administrative support and funding, our clinical applications team assists investigators in writing protocols and collecting and analyzing data when necessary.

We are jointly developing with Berlex Laboratories, a U.S. affiliate of Schering AG, the ULTRAVIST® Glass Pre-filled Cartridge (PFC), a pre-filled contrast syringe loaded with ULTRAVIST (iopromide) injection, for use with our EmpowerCT® injector system. The program was originally expected to be completed in 2006, but is currently delayed pending the appropriate regulatory filings by Berlex.

In November 2005, we demonstrated as a works-in-progress a new blood analyzer to be marketed under the trade name EZ CHEM™. EZ CHEM is a convenient point-of-care device for conducting blood assays in the CT suite prior to certain imaging procedures. We are developing the product in conjunction with Nova Biomedical, and have exclusive rights to market the product to radiologists and gastroenterologists in North America, with additional marketing rights worldwide. Application to the FDA for regulatory clearance for the product was originally expected in the 3rd quarter of 2006, but is now expected to be completed in 2007.

Our research and development (R&D) expenditures totaled $5,983,000, $5,494,000, and $4,467,000 in 2006, 2005 and 2004, respectively. As a percentage of sales, our R&D expenditures were 4.3%, 4.8% and 4.4% in 2006, 2005 and 2004, respectively. We expect R&D expenditures to continue at or exceed current amounts.

Sales and Marketing

We believe that the success of our business is also due to the effectiveness of our sales, marketing and distribution efforts.

In North America, our products are marketed through a 44-person sales force (including five regional managers), some of whom began their careers as X-ray or CT technologists or had other specialized training before joining our company. The sales force calls on the 1,500 major hospitals in North America where approximately 25,000 radiologists and an increasing number of gastroenterologists maintain their practices.

We promote our products at major medical conventions worldwide. We also advertise in select medical journals and trade publications, conduct direct mail campaigns and sponsor websites, such as the virtual colonoscopy community of AuntMinnie.com, and sponsor continuing medical education seminars in virtual colonoscopy to reach our target markets. In 2006, we supported 13 seminars in virtual colonoscopy, which were attended by over 300 physicians in the U.S. and Europe. Our seminars typically last for two days and consist of lectures and hands-on training sessions focused on performing and interpreting virtual colonoscopy examinations. We offer a marketing program for virtual colonoscopy, through which physicians can receive comprehensive marketing support materials for use in promoting their practices.

We sell our products in the U.S. through a network of approximately 150 distributors.

Outside North America, our products are marketed through a 17-person sales force. We market and distribute directly in the United Kingdom and Benelux, reaching major hospitals in these markets. In 2006, we announced our intention to close our subsidiary in Tokyo, Japan and to exit this market, a process that we expect to complete in 2007. We use independent distributors in other markets, such as GE Medical in Central and Eastern Europe, Bracco in Italy, and Astra in Scandinavia. Significant sales are made in the United Kingdom, Holland, Italy, Japan, Australia, Belgium, Sweden, Germany, South Korea and South Africa. Foreign distributors generally receive exclusive distribution rights, where permissible under applicable law, and some hold governmental product registrations in their names. We file new registrations in our name when permissible under applicable law.

Competition

We believe that our CT and X-ray fluoroscopy contrast products are the most widely used diagnostic imaging products of their kind in the U.S., Canada and certain European countries. We face competition in the domestic contrast systems market primarily from Mallinckrodt, a division of Tyco International Ltd., GE Healthcare, a segment of General Electric Co., and Bracco. Significant competition exists outside of the U.S. We compete primarily on the basis of product quality, customer service, and the availability of a full line of barium sulfate formulations tailored to user needs, while maintaining competitive pricing.

The CT and X-ray fluoroscopy procedures for which we provide products complement, as well as compete with, more invasive procedures such as colonoscopy and endoscopy. These latter two procedures involve direct visual inspection of the GI tract by a gastroenterologist using a flexible video instrument inserted into the patient. The use of gastroenterology procedures has been growing in both upper and lower GI examinations, as patients have been increasingly referred to gastroenterologists rather than radiologists. Also, the availability of drugs that successfully treat ulcers and other GI disorders has tended to reduce the need for upper GI tract X-ray examinations.

We also compete in the medical device radiology market, which is highly competitive. To our knowledge, no single company, domestic or foreign, competes with us across all of our medical device product lines. In electromechanical injectors and syringes, our main competitors are Medrad, a division of Schering AG, and Liebel-Flarsheim, a division of Mallinckrodt. In needles and trays, we compete with C.R. Bard, Inc., Baxter Healthcare Corporation, Sherwood Medical Co., as well as other competitors. We also encounter competition for our other medical device products.

Significant Customer

In November 2005, Merry X-Ray Corporation ("Merry X-Ray"), a significant distributor of our products in the U.S., acquired SourceOne Healthcare Technologies, Inc. ("SourceOne"), our largest distributor in the U.S. Sales of products to Merry X-Ray, including sales to SourceOne before its acquisition by Merry X-Ray, represented 36% of our total net sales for 2006.

Backlog

At July 31, 2006, we had a backlog of unfilled customer orders of $3,061,000, compared to a backlog of $7,056,000 at July 31, 2005. The unusually high backlog at July 31, 2005 was due to increased sales order bookings, resulting from the Mallinckrodt recall, and the timing of contract manufacturing orders. The backlog figures represent sales less estimated rebates. We expect all backlog at July 31, 2006 will be filled during 2007. The changes in backlog are not necessarily indicative of comparable variations in sales or earnings.

Raw Materials and Supplies

Most barium sulfate used in our X-ray fluoroscopy and CT imaging products is supplied by several European and U.S. manufacturers. E-Z-EM Canada Inc., our wholly owned subsidiary, which operates a barium sulfate mine and processing facility in Nova Scotia and whose reserves are anticipated to last a minimum of five years at current usage rates, provides the balance. We believe that these sources should be adequate for our foreseeable needs.

We have generally been able to obtain adequate supplies of all raw materials and components for our business in a timely manner from existing sources. However, the inability to develop alternative sources, if required, a reduction or interruption in supply, or a significant increase in the price of components, could adversely affect our operations.

Patents and Trademarks

We believe that our success is dependent, in part, on patent protection and the proprietary nature of our technology. We file and prosecute patent applications for our technology in jurisdictions where we believe that patent protection is effective and advisable, generally in the U.S., European Union and other appropriate jurisdictions.

The patent positions of pharmaceutical and medical device companies, including our company, are uncertain and involve complex and evolving legal and factual questions. The coverage sought in a patent application can be denied or significantly reduced either before or after the patent is issued. Consequently, there can be no assurance that any of our pending or future patent applications will result in an issued patent. There is also no assurance that any existing or future patent will provide significant protection or commercial advantage, or whether any existing or future patent will not prevent or limit a third party from obtaining a new patent, thus requiring us to obtain a license to produce and sell the product. Generally, patent applications can be maintained in secrecy for at least 18 months after their earliest priority date. In addition, publication of discoveries in the scientific or patent literature often lags behind actual discoveries. Therefore, we cannot be certain that we were the first to invent the subject matter covered by each of our pending U.S. patent applications or that we were the first to file non-U.S. patent applications for such subject matter.

If a third party files a patent application relating to an invention claimed in our patent application, we may be required to participate in an interference proceeding declared by the U.S. Patent and Trademark Office to determine who owns the patent. Such proceeding could involve substantial uncertainties and cost, even if the eventual outcome is favorable to us. There can be no assurance that our patents, if issued, would be upheld as valid in court.

Third parties may claim that our products infringe on their patents and other intellectual property rights. The pharmaceutical and medical device industries are highly competitive, and companies in these areas may have large patent portfolios. Some companies in the medical device industry have used intellectual property infringement litigation to gain a competitive advantage. If a competitor were to challenge our patents, licenses or other intellectual property rights, or assert that our products infringe its patent or other intellectual property rights, we could incur substantial litigation costs, be forced to stop selling our products and/or make expensive changes to our product designs, license rights in order to continue manufacturing and selling our products, or pay substantial damages. Third-party infringement claims, regardless of their outcome, would not only consume our financial resources but also divert our management's time and effort. Such claims could also cause our customers or potential customers to defer or limit their purchase or use of the affected products until resolution of the claim.

We may find it necessary to initiate litigation to enforce our patent rights, or to protect our trade secrets or know-how. Patent litigation can be costly and time consuming, and there can be no assurances that our litigation expenses will not be significant in the future or that the outcome of any litigation will be favorable to us.

We rely on trade secret protection for certain unpatented aspects of other proprietary technology. There can be no assurance that others will not independently develop or otherwise acquire substantially equivalent proprietary information or techniques or gain access to our proprietary technology or disclose such technology, or that we can meaningfully protect our trade secrets. We require key employees and consultants to execute confidentiality agreements upon the commencement of an employment or consulting relationship with us. These agreements also require our employees and, generally, our consultants to assign to us all rights to any inventions made or conceived during their employment with or engagement by us. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for us in the event of unauthorized use, transfer or disclosure of our confidential information or inventions.

We believe that a good trademark can help establish brand recognition and awareness for our company and our products. We file and prosecute trademark applications in jurisdictions where we believe that registered trademark protection is effective and advisable. We have registered numerous trademarks in the U.S. and certain foreign jurisdictions. Because the registration of trademarks in the U.S. and foreign countries can be expensive, we also rely on common law protection for certain trademarks.

The laws of foreign countries generally do not protect our proprietary rights to the same extent as do the laws of the U.S. In addition, we may experience more difficulty enforcing our proprietary rights in certain foreign jurisdictions.

Government Regulation

The products we manufacture and market are subject to regulation by the U.S. Food and Drug Administration, or FDA, and, in some instances, state authorities and foreign governments.

U.S. Regulation

In the U.S., before a pharmaceutical or medical device product can be introduced into the market, a manufacturer must, depending on the product, either register the product with the FDA or obtain clearance or approval from the FDA.

We manufacture and market both pharmaceutical products and medical devices. Our pharmaceutical products, such as contrast agents used in X-ray fluoroscopy and CT imaging procedures, are registered with the FDA. Our medical devices have been cleared and approved by the FDA.

The FDA clearance and approval processes for pharmaceuticals and medical devices are expensive, uncertain and lengthy, and a number of products for which approval or clearance has been sought by other companies have never been approved for marketing. There can be no assurance that we will be able to obtain necessary regulatory clearances or approvals for any future products on a timely basis or at all. Delays in receipt of or failure to receive such clearances or approvals, the loss of previously received clearances or approvals, or the failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

If and when FDA marketing clearance or approvals are granted for a drug or device, the products and their manufacture are subject to pervasive and continuing regulation by the FDA, including Current Good Manufacturing Practices (CGMP), record keeping requirements and the MedWatch and Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their drug or device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur. The labeling and promotion activities with respect to products are subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. The FDA actively enforces regulations prohibiting marketing of drugs and devices for unapproved new indications or uses.

The products we manufacture are subject to the FDA's Quality System Regulations. Drug and device manufacturers are required to register and list their facilities with the FDA and certain state agencies. Every phase of production, including raw materials, components and subassemblies, manufacturing, testing, quality control, labeling, traceability after distribution, and follow-up and reporting of complaint information is governed by FDA regulations. The FDA periodically conducts inspections of manufacturing facilities and, if there are alleged violations, the operator of a facility must correct them or satisfactorily demonstrate the absence of the violations or face regulatory action.

In 2005, we had two unrelated product recalls. The first was due to the incomplete or inadequate joint weld on a ceiling mount used with our Empower CT injector. This recall was completed in 2006.

The second incident involved the recall of Evacupaste. This product was manufactured for us by Mallinckrodt, a division of Tyco International Ltd, and was part of the overall recall of their liquid barium products in December 2004. The Evacupaste recall was completed in 2006. This product was discontinued by Mallinckrodt.

We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. Non-compliance with applicable FDA requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the FDA to grant marketing approvals, withdrawal of marketing approvals, a recommendation by the FDA to disallow us to enter into government contracts, and criminal prosecutions. The FDA also has the authority to request repair, replacement or refund of the cost of any device manufactured or distributed by us.

We believe that we are in compliance, in all material respects, with all applicable FDA regulatory requirements for our products.

Non-U.S. Regulation

Our products have been registered and approved in each foreign country where such registration and approval is required to market and sell our products. Some of the regulatory requirements in foreign countries are similar to those in the U.S. for product approval and maintenance of such approval. However, the regulatory review process may vary greatly from country to country.

In some cases, we rely on our non-U.S. distributors to obtain registration and approval for our products in a particular foreign jurisdiction.

Non-U.S. sales of pharmaceuticals and medical devices manufactured in the U.S. that are not approved or cleared by the FDA for use in the U.S., or are banned or deviate from lawful performance standards, are subject to FDA export requirements. Before exporting such products to a foreign country, we must first comply with the FDA's regulatory procedures.

We believe that we are in compliance, in all material respects, with all applicable regulatory requirements in those countries where our products are sold.

Other

We are subject to various Federal and state laws governing our relationships with the physicians and others who purchase or make referrals for our products. For instance, Federal law prohibits payments of any kind that are intended to induce a referral for any item payable under Medicare, Medicaid or any other Federal healthcare program. Many states have similar laws. There can be no assurance that we will not be required to incur significant costs to comply with such laws and regulations now or in the future or that such laws or regulations will not have a material adverse effect on our ability to do business.

In January 2005, we received International Standards Organization (ISO) 9001 and 13485 certifications of our facility in Montreal, Canada. Our facility in Westbury, NY is also certified as compliant with these standards.

Environmental and Other Regulations

We and our products are also subject to a variety of state and local laws in those jurisdictions where our products are or will be marketed (for example, we are registered with the New York State Board of Pharmacy), and Federal, state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. These include laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emissions, effluent discharge, handling and disposal of certain hazardous and potentially hazardous substances used in connection with our operations. Although we believe that we have complied with these laws and regulations in all material respects and to date have not been required to take any action to correct any noncompliance, there can be no assurance that we will not be required to incur significant costs to comply with environmental and other regulations in the future.

We operate a facility situated within a broad industrial area located in Nassau County, New York, which has been designated by New York State as a Superfund site. This industrial area has been listed as an inactive hazardous waste site due to ground water investigations conducted on Long Island during the 1980's. Due to the broad area of the designated site, the potential number of responsible parties, and the lack of information concerning the degree of contamination and potential clean-up costs, it is not possible to estimate what, if any, liability we may have. Further, it has not been alleged that we contributed to the contamination, and it is our belief that we have not done so.

Employees

As of June 3, 2006, we employed 611 persons, 186 of whom were covered by various collective bargaining agreements. Collective bargaining agreements covering 24 and 160 employees expire in December 2008 and December 2010, respectively. A third collective bargaining agreement, covering two employees, automatically renews every May. We consider our employee relations to be satisfactory.

(d) **Financial Information Regarding Foreign and Domestic Operations and Export Sales**

We derived about 33% of our sales for 2006 from customers outside the U.S. Profit margins on export sales are somewhat lower than domestic sales margins. Our domestic operations bill third-party export sales primarily in U.S. dollars and, therefore, do not incur foreign currency transaction gains or losses. Third-party sales to local customers, which are made by our subsidiaries in Canada, the United Kingdom, Holland and Japan, are billed in their local currency.

As of June 3, 2006, 403 of our employees are involved in the developing, manufacturing and marketing of our products outside of the U.S. Of this amount, 302 employees are based at our Canadian subsidiary supporting most of our worldwide manufacturing requirements. Our product lines are marketed through approximately 139 foreign distributors to customers in 84 countries outside of the U.S.

The net sales of each geographic area and the long-lived assets attributable to each geographic area are set forth in Note S to the Consolidated Financial Statements included elsewhere in this annual report on Form 10-K, which information is incorporated by reference into this Item 1 (d).

Item 1A. **Risk Factors**

The risks described below are not the only ones we face. Our business is also subject to the risks that affect many other companies in our industry, such as competition, technology, results of pending or future clinical trials, overall economic conditions, general market conditions, foreign currency exchange rate fluctuations and international operations. Additional risks not currently known to us or that we believe are immaterial also may impair our business operations and our liquidity.

Our pricing flexibility is constrained by the formation of large Group Purchasing Organizations.

Our pricing flexibility is constrained by the formation of large Group Purchasing Organizations ("GPO" or "GPOs") - groups of hospitals and other large customers formed to combine purchasing power. Due to the multi-year terms of typical GPO contracts, our ability to pass along base cost increases through increased prices is limited. Consolidation in the healthcare industry has also resulted in a broader product range in typical GPO contracts. Transactions with GPOs are often larger, more complex, and involve more long-term contracts than in the past. GPOs' enhanced purchasing power may continue to increase the pressure on product pricing in the market as a whole. Several GPOs have executed contracts with our market competitors that exclude us, and other GPOs may do so in the future. In many cases, we have continued to sell to individual members of these GPOs on a direct basis by lowering our prices. However, if the GPOs enforce these contracts against the GPO members, it may adversely affect our sales in the future.

Our complete reliance on our Canadian manufacturing facility to produce substantially all of our CT and X-ray fluoroscopy barium sulfate formulation products may impair our ability to respond to natural disasters or other adverse events.

While we carry insurance for natural disasters and business interruption, the occurrence of such an event could result in losses that exceed the amount of our insurance coverage. Replacing or repairing our Canadian facility and certain manufacturing equipment would be difficult and could entail substantial replacement lead-time and expense. Also, if we are unable to adequately supply our core products to our customers, we could lose market share even after resuming operations.

We are exposed to foreign currency exchange risks.

Since we are a multinational corporation that sells products and sources products in many different countries, changes in exchange rate could adversely affect our results of operations. For example, we use Canadian dollars to purchase virtually all of our X-ray and CT barium sulfate formulation products from our Canadian subsidiary for sale in the U.S. and for export outside of the U.S. Consequently, we are exposed to the effects of changes in the Canadian dollar - U.S. dollar exchange rate. For further discussion regarding our currency risks refer to "Item 7A. - Quantitative and Qualitative Disclosures About Market Risk - Foreign Currency Exchange Rate Risk."

We currently purchase significant amounts of finished products, product components and raw materials from several single-source suppliers.

We depend on several single and limited source suppliers for significant amounts of specialized medical devices, product components and the chemicals used in our contrast media formulations. We may experience an interruption of supply if a supplier is unable or unwilling to meet our time, quantity and quality requirements. There are relatively few alternative suppliers for some of these devices, components and chemicals. Any or all of these suppliers could discontinue manufacturing or supplying these products and components, experience interruptions in their operations, or raise their prices. We may not be able to identify and integrate alternative sources of supply in a timely fashion or at all. Any transition to alternate suppliers may result in production delays and increased costs and limit our ability to deliver products to our customers. Furthermore, if we are unable to identify alternative sources of supply, we would have to modify our products to use substitute components, which may cause delays in shipments, increased design and manufacturing costs, increased prices for our products and lost product sales.

The market dynamics and competitive environment in the healthcare industry are subject to rapid change, which may affect our operations.

We believe that government regulation, private sector programs and reimbursement policies will continue to change the worldwide healthcare industry, potentially resulting in further business consolidations and alliances. As such, the market dynamics and competitive environment are subject to rapid change, which may affect our growth plans and operating results.

If third parties claim that our products infringe on their intellectual rights, we may be forced to expend significant financial resources and management time defending against such actions and our results of operations could suffer.

Third parties may claim that our products infringe on their patents and other intellectual property rights. Identifying third-party patent rights can be particularly difficult because, in general, patent applications can be maintained in secrecy for at least 18 months after their earliest priority date. Some companies in the medical device industry have used intellectual property infringement litigation to gain a competitive advantage. If a competitor were to challenge our patents, licenses or other intellectual property rights, or assert that our products infringe its patents or other intellectual property rights, we could incur substantial litigation costs, be forced to stop selling products and/or make expensive changes to our product designs, license rights in order to continue manufacturing and selling our products, or pay substantial damages. Third-party infringement claims, regardless of their outcome, would not only consume our financial resources but also divert our management's time and effort. Such claims could also cause our customers or potential customers to purchase competitors' products or defer or limit their purchase or use of our affected products until resolution of the claim.

One distributor accounted for approximately 36% of our net sales in 2006, which exposes us to a concentration of credit risk.

In November 2005, our second largest U.S. distributor acquired our largest U.S. distributor and, in 2006, the combined entity was responsible for approximately 36% of our worldwide sales. This exposes us to a greater degree of credit risk concentration than we had experienced previously. The cost of healthcare has risen significantly over the past decade. Numerous initiatives and reforms initiated by legislators, regulators and third-party payors to curb these costs have led to a consolidation trend in the healthcare industry, including the consolidation of distributors of pharmaceuticals and medical devices. We expect that this trend will continue which could further increase risk from credit concentration.

The market potential for our Reactive Skin Decontamination Lotion product is uncertain, and sales in this market are subject to complex governmental procedures.

The market potential for Reactive Skin Decontamination Lotion ("RSDL") is subject to a number of uncertainties. One factor is the nature of the military and first-responder procurement process itself – an unpredictable and lengthy bureaucratic process that often requires rigorous testing and product modifications before substantial orders are placed. Working with governmental agencies often involves several layers of administration, which can greatly reduce the speed of funding and increase the complexity of the procurement process itself, thus affecting the timing and amount of sales. Another factor related to U.S. government sales is the uncertainty of Congress' continued funding approval of U.S. government contracts. Congress usually appropriates funds for a given program each fiscal year. Consequently, at the beginning of a major program, the contract is usually partially funded, and additional monies are normally committed to the contract only if Congress makes appropriations for future fiscal years. A third factor, assuming RSDL is adopted, is the uncertainty surrounding the manner and extent to which RSDL will be deployed among the military and first-responder personnel. A fourth factor is the difficulty in quantifying the extent of the civilian emergency service organization market for RSDL. A fifth factor is the nature of government contracts, which often permit the government to unilaterally cancel or change individual orders, terminate the contract, audit our contract-related operations and control and potentially prohibit the export of the product. These and other factors may have an impact on our RSDL sales in the future.

If we fail to develop new products and enhance existing products, we could lose market share to our competitors and our results of operations could suffer.

The market for our products is characterized by rapid technological change, new and improved product introductions, changes in customer requirements and evolving industry standards. To be successful, we must develop and commercialize new products and enhanced versions of our existing products. Our products are technologically complex and require significant planning, design, development and testing before they may be marketed. This process generally takes at least nine to 18 months and may take up to several years. Our success in developing and commercializing new versions of our products is affected by our ability to:

- timely and accurately identify new market trends;
- accurately assess customer needs;

- minimize the time and costs required to obtain regulatory clearance or approval;
- adopt competitive pricing;
- timely manufacture and deliver products;
- accurately predict and control costs associated with the development, manufacturing and support of our products; and
- anticipate and compete effectively with our competitors' efforts.

Market acceptance of our products depends in part on our ability to demonstrate that our products are cost-effective and easier to use, as well as offer technological advantages. Additionally, we may experience design, manufacturing, marketing or other difficulties that could delay or prevent our development, introduction or marketing of new versions of our products. As a result of such difficulties and delays, our development expenses may increase and, as a consequence, our results of operations could suffer.

If we fail to adequately protect our intellectual property rights, our business may suffer.

Our success depends in part on obtaining, maintaining and enforcing our patents, trademarks and other intellectual property rights, and our ability to avoid infringing the proprietary rights of others. We take precautionary steps to protect our technological advantages and intellectual property. We rely upon patent, trade secret, copyright, know-how and trademark laws, as well as license agreements and contractual provisions, to establish our intellectual property rights and protect our products. These measures may not adequately protect our intellectual property rights.

Our patents may not provide commercially meaningful protection, as competitors may be able to design around our patents to produce alternative, non-infringing designs. Additionally, we may not be able to effectively protect our rights in unpatented technology, trade secrets and confidential information. Although we require our new employees, consultants and corporate partners to execute confidentiality agreements, these agreements may not provide effective protection of our information or, in the event of unauthorized use or disclosure, may not provide adequate remedies.

The adoption rate of virtual colonoscopy as a screening modality for colon cancer continues to be slower than we anticipated and its future adoption is largely dependent on obtaining insurance reimbursement for screening.

Our growth strategy involves investing a portion of our financial, management and other resources in proprietary products for, and further development of, the virtual colonoscopy market. To date, the adoption rate of virtual colonoscopy as a screening modality for colon cancer has been slower than we anticipated. We believe this is principally due to the present lack of private and public reimbursement standards for virtual colonoscopy screening. Additionally, the American Cancer Society ("ACS") has not yet included virtual colonoscopy in its published screening guidelines for colon cancer, believing the evidence of its efficacy is insufficient at this time. The American College of Radiology Imaging Network is presently conducting the National CT Colonograph Trial, also know as the ACRIN II Study, a 15-center, 2,500-patient trial endorsed by the ACS, whose goal is to determine if virtual colonoscopy is as effective as optical colonoscopy. We expect the study to be completed late in calendar 2006 and the results published in 2007. Although we believe that a favorable outcome in this study is pivotal to obtaining screening reimbursement for virtual colonoscopy in the U.S., there is no assurance that the outcome will be favorable. Together, these and other factors contribute to the uncertainty surrounding the evolution of the virtual colonoscopy market.

If we cannot obtain approval from governmental agencies for new or modified products, we will not be able to sell those products.

Our products are subject to extensive regulation in the U.S. and in foreign countries where they are sold. Unless an exemption applies, each medical device product that we wish to market in the U.S. must receive either 510(k) clearance or premarket approval from the FDA before the product can be sold. Either process can be lengthy and expensive. The FDA's 510(k) clearance procedure, also known as "premarket notification," is the process used for our current products. This process usually takes from three to 12 months from the date the application is submitted to, and filed with, the FDA, but may take significantly longer. Although we have obtained 510(k) clearances for our current products, our clearances may be revoked by the FDA if safety or effectiveness problems develop with the products. The premarket approval process is much more costly, lengthy and uncertain. It generally takes from one to three years from the date the application is submitted to, and filed with, the FDA, and may take even longer. Achieving premarket approval may require numerous clinical trials and filing numerous amendments to the application. Regulatory regimes in other countries similarly require approval or clearance prior to our marketing or selling products in those countries. If we are unable to obtain additional clearances or approvals needed to market existing or new products in the U.S. or elsewhere, or obtain these clearances or approvals in a timely fashion, our revenues and profitability may decline.

Inadequate levels of reimbursement or failure to obtain reimbursement from governmental or other third-party payors for procedures using our products may cause our revenues to decline or limit our ability to introduce new products or new applications for existing products.

Third-party payors have adopted, and are continuing to adopt, a number of healthcare policies intended to curb rising healthcare costs. These policies include:

- controls on government-funded reimbursement for healthcare services and price controls on medical products and service providers;
- challenges to the pricing of medical procedures or limits or prohibitions on reimbursement for specific devices and therapies through other means; and
- the introduction of managed care systems in which healthcare providers contract to provide comprehensive healthcare for a fixed cost per person.

We are unable to predict whether Federal, state or local healthcare reform legislation or regulation affecting our business may be proposed or enacted in the future, or what effect any such legislation or regulation would have on our business. Numerous healthcare reforms have been considered that would result in major reforms in the U.S. and foreign healthcare systems that could have an adverse effect on our business.

In response to higher healthcare costs, governmental and third-party payors are demanding ever higher levels of evidence of clinical efficacy and cost effectiveness in order to provide coverage for new procedures.

Governmental and private third-party payors are requiring increasing levels of evidence of clinical efficacy and cost effectiveness as a prerequisite to covering new technologies and new applications for existing technologies. To the extent that the use of our current or future products is not described by existing Current Procedural Terminology (CPT) codes or is covered under existing third-party coverage policies, reimbursement for these applications may not be attained or may be significantly delayed.

Outside of the U.S., reimbursement systems vary significantly by country. Many foreign markets have government-managed healthcare systems that prescribe reimbursement rates for new devices and procedures. These systems are subject to the same pressures to curb rising healthcare costs and control healthcare expenditures as those in the U.S. If adequate levels of reimbursement from third-party payors outside of the U.S. are not obtained, sales of our products outside of the U.S. may decrease, and we may fail to achieve or maintain significant non-U.S. sales.

If our spin-off of AngioDynamics were determined to be taxable, it could result in a potentially significant expense, which would diminish our financial resources.

On October 30, 2004, we effected a spin-off to our stockholders of all of the AngioDynamics common stock we owned. We received a private letter ruling from the U.S. Internal Revenue Service ("IRS") to the effect that the distribution would be tax-free to us and to our stockholders for U.S. Federal income tax purposes. Although private letter rulings are generally binding on the IRS, we will not be able to rely on the ruling if any of the factual representations or assumptions we made to obtain the ruling are, or become, incorrect or untrue in any material respect. If the IRS subsequently holds our spin-off to be taxable, the above favorable tax treatment would not apply, and both E-Z-EM and our stockholders could be subject to tax. These liabilities could be substantial.

Even if the distribution of AngioDynamics stock in the spin-off otherwise qualifies as tax-free, it may be disqualified as tax-free to us (but not to our stockholders who received the AngioDynamics stock) under Section 355(e) of the Internal Revenue Code if the distribution is part of a plan or series of related transactions pursuant to which 50% or more of the stock of AngioDynamics or E-Z-EM is acquired by one or more third parties. For this purpose, acquisitions of our or AngioDynamics' stock within two years before or after the distribution are presumed to be part of such a plan, although we or AngioDynamics might be able to rebut that presumption. If such an acquisition of our or AngioDynamics' stock triggers the application of Section 355(e), we would recognize taxable gain on the distribution, but the distribution would generally be tax-free to our stockholders.

Item 1B. **Unresolved Staff Comments**

None.

Item 2. **Properties**

Our global headquarters, located in Lake Success, New York, consist of leased offices aggregating 25,608 square feet. We also lease a 70,800 square-foot manufacturing, warehousing and office facility located in Westbury, New York. We also occupy manufacturing, warehousing and office facilities located in Montreal, Canada, consisting of two buildings, of which we own one and lease the other, containing an aggregate of 140,544 square feet. We also own a 29,120 square-foot building in Debert, Nova Scotia, and both own and lease land encompassing our barium sulfate mining operation in Nova Scotia.

Item 3. **Legal Proceedings**

We were named as a co-defendant in an action entitled Jeffrey Madison d/b/a Maqguide.com vs. Avail Medical Products, Inc. et al., Case No. 05CC03584 filed in Superior Court for the State of California, Orange County, on February 28, 2005. The complaint alleged that in March 2003, we sought a contract manufacturer to manufacture and supply certain medical products and, acting through our agent, Sopheon Corporation, solicited Maqguide to assist in this process. The complaint alleged that, acting on this information, Maqguide contacted Avail Medical Products, Inc., or Avail, about this opportunity and helped negotiate a final agreement between us and Avail. The complaint further alleged that Maqguide had an agreement with Avail that required Avail to pay a commission to Maqguide upon the execution of the agreement with us. The complaint alleged 18 causes of action against all of the defendants, including breach of contract, breach of the covenant of good faith, quantum meruit, fraud and deceit, promissory estoppel, conspiracy and conversion. The complaint sought compensatory, punitive and other monetary damages in an unspecified amount in excess of $25,000. This matter has been settled for $20,000, of which we were responsible for $10,000, and a notice of dismissal with prejudice was entered into the court on June 26, 2006.

We are party to other claims, legal actions and complaints that arise in the ordinary course of our business. We believe that any liability that may ultimately result from the resolution of these matters will not, individually or in the aggregate, have a material adverse effect on our financial position or results of operations.

Item 4. **Submission of Matters to a Vote of Security Holders**

None.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Effective April 12, 2005, our common stock began trading on the Nasdaq National Market (and since July 1, 2006, on The Nasdaq Global Market tier of The Nasdaq Stock Market LLC) under the symbol "EZEM". Previously, our common stock was traded on the American Stock Exchange ("AMEX") under the symbol "EZM". The following table sets forth, for the periods indicated, the high and low sales prices of the common stock as reported by the AMEX (through April 11, 2005) and the Nasdaq National Market (from April 12, 2005 through June 3, 2006).

	Sales Prices	
	High	Low
Fifty-three weeks ended June 3, 2006		
Fourth Quarter	$22.93	$15.00
Third Quarter	26.59	19.38
Second Quarter	20.97	13.30
First Quarter	15.62	13.30
Fifty-two weeks ended May 28, 2005		
Fourth Quarter	$14.84	$11.31
Third Quarter	15.58	12.25
Second Quarter [1]	21.45	10.76
First Quarter	19.94	13.50

[1] During the second quarter, we completed the spin-off of our subsidiary, AngioDynamics, Inc., to our shareholders by means of a tax-free distribution.

Holders of Record

As of August 1, 2006, there were 375 registered holders of our common stock. This number of registered holders does not represent the actual number of beneficial owners of shares of our common stock because shares are frequently held in "street name" by securities dealers and others for the benefit of individual owners who have the right to vote their shares.

Dividends

During the first quarter of 2004, our Board of Directors declared a cash dividend on our common stock at the rate of $.25 per share. During the first quarter of 2005, the Board of Directors declared a cash dividend on our common stock at the rate of $.30 per share. We will continue to evaluate our dividend policy on an ongoing basis. Any future dividends are subject to our Board of Directors' review of operations and financial and other conditions then prevailing.

Issuer Purchases of Equity Securities

In March 2003, our Board of Directors authorized the repurchase of up to 300,000 shares of our common stock at an aggregate purchase price of up to $3,000,000. During 2006, no shares were repurchased under this program. In aggregate, we have repurchased 74,234 shares of common stock for approximately $716,000 under this program.

Item 6. **Selected Financial Data**

You should read the following selected financial data in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report. The consolidated statements of earnings data for the fifty-three weeks ended June 3, 2006 and the fifty-two weeks ended May 28, 2005 and May 29, 2004, and the consolidated balance sheet data as of June 3, 2006 and May 28, 2005, are derived from our audited consolidated financial statements that are included elsewhere in this report. The consolidated statements of earnings data for the fifty-two weeks ended May 31, 2003 and June 1, 2002, and the consolidated balance sheet data as of May 29, 2004, May 31, 2003 and June 1, 2002, are derived from our audited consolidated financial statements not included in the report. Historical results are not necessarily indicative of the results of operations to be expected for future periods. See Note A of "Notes to Consolidated Financial Statements" for a description of the method that we used to compute our historical basic and diluted earnings per common share.

	Fifty-three weeks ended	Fifty-two weeks ended			
	June 3, 2006	May 28, 2005	May 29, 2004*	May 31, 2003*	June 1, 2002*
	(in thousands, except per share data)				
Income statement data:					
Net sales	$138,369	$113,075	$100,609	$95,683	$92,288
Gross profit	59,720	48,036	40,057	37,887	35,786
Operating profit (loss)	10,426	3,453	2,099	544	(425)
Earnings from continuing operations before income taxes	10,702	6,559	5,542	1,936	919
Earnings (loss) from continuing operations	9,766	5,708	3,598	1,508	(366)
Net earnings	9,766	6,936	6,726	2,741	585
Earnings (loss) from continuing operations per common share					
Basic	.90	.53	.35	.15	(.04)
Diluted	.88	.52	.34	.14	(.04)
Earnings per common share					
Basic	.90	.64	.65	.27	.06
Diluted	.88	.63	.63	.26	.06
Cash dividends declared per common share	.00	.30	.25	.00	.00
Weighted average common shares					
Basic	10,849	10,762	10,344	10,048	9,848
Diluted	11,106	10,951	10,625	10,419	10,160

	June 3, 2006	May 28, 2005	May 29, 2004*	May 31, 2003*	June 1, 2002*
	(in thousands)				
Balance sheet data:					
Working capital	$ 77,061	$ 59,612	$88,636	$60,123	$56,746
Cash, cash equivalents and short-term debt and equity securities	40,268	28,602	24,464	16,296	21,221
Total assets	123,792	105,648	142,536	110,624	102,281
Long-term debt, less current maturities		85	178	215	327
Stockholders' equity	101,842	85,720	111,775	88,602	83,522

* Reclassified to reflect the discontinued operation described in Note B to the Consolidated Financial Statements included herein.

Item 7. **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following information should be read together with the audited consolidated financial statements and the notes thereto and other information included elsewhere in this Annual Report on Form 10-K.

Forward-Looking Statements

Our disclosure and analysis in this report, including but not limited to the information discussed in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business", contain forward-looking information about our company's financial results and estimates, business prospects and products in research that involve substantial risks and uncertainties. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historic or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "will," and other words and terms of similar meaning in connection with any discussion of future operations or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, interest rates, foreign exchange rates, intellectual property matters, the outcome of contingencies, such as legal proceedings, and financial results.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. As a result, investors are cautioned not to place undue reliance on any of our forward-looking statements. Investors should bear this in mind as they consider forward-looking statements.

We do not assume any obligation to update or revise any forward-looking statement that we make, even if new information becomes available or other events occur in the future. We are also affected by other factors which may be identified from time to time in our filings with the Securities and Exchange Commission some of which are set forth in Item 1A - "Risk Factors" in this Form 10-K. You are advised to consult any further disclosures we make on related subjects in our Forms 10-Q, 8-K and 10-K reports to the Securities and Exchange Commission. Although we have attempted to provide a list of important factors which may affect our business, investors are cautioned that other factors may prove to be important in the future and could affect our operating results. You should understand that it is not possible to predict or identify all such factors or to assess the impact of each factor or combination of factors on our business. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

Overview

We are a leading provider of medical diagnostic oral contrast agents and devices used in the diagnosis of abdominal disease. Our customers include radiologists and gastroenterologists. We are focused on becoming a worldwide CT solutions company for the computed tomography (CT) market. This focus is driven by the trend away from older fluoroscopic procedures (e.g., barium enema) to CT based applications for imaging the entire abdominal tract because of the enhanced benefits of Multidetector CT technology.

We have pioneered solutions for the emerging area of Virtual Colonography, which may offer unique capabilities for the early detection of colorectal cancer, and have also developed new contrast agents (e.g., VoLumen) that focus on CT and CT Angiography applications in Multidetector CT technology. We also manufacture and market a line of CT power injectors that deliver CT contrast agents.

In November 2005, we introduced our IRiSCT™ Injector Reporting Information System. IRiSCT is a patent-pending software package that automates the data collection process for all critical functions of EmpowerCT® and Empower CTA® injectors. IRiSCT also links all Empower injectors in a department across the hospital's existing data network, including those in remote locations, creating an integrated data management system that automatically captures operational data, including contrast flow rate and volume, peak pressure and pressure history, injection protocol details and contrast consumption. When used to network all injector systems in a facility, IRiSCT helps consolidate data from the entire radiology department that radiology administrators can access from their offices. We believe that IRiSCT represents a significant improvement from the traditional injector technology applications, and offers us an important differentiation from the competition.

In addition to our products for the radiology market, we have continued to focus our efforts in the area of defense decontaminants. Reactive Skin Decontamination Lotion (RSDL) is a liquid skin decontaminant that is effective in neutralizing a broad spectrum of chemical warfare and toxic agents. In April 2005, we purchased from our strategic partner, O'Dell Engineering, all its assets related to the RSDL technology. We now have exclusive, worldwide rights to the RSDL technology for the military and first-responder markets. Prior to the acquisition, we were the exclusive manufacturer of RSDL under an agreement between O'Dell Engineering and our Canadian subsidiary. We are continuing to staff key positions for our RSDL product team.

In mid-December 2004, our principal competitor, Mallinckrodt, a division of Tyco International Ltd., initiated a recall of its liquid barium products due to potential microbial contamination. As a result, our net sales have been favorably affected by our ability to provide replacement products during the past year and a half. In the fourth quarter of 2005, Mallinckrodt returned to market with one of their products. During the fourth quarter of 2006, Mallinckrodt returned to the market with a reduced product offering. In addition, Mallinckrodt announced its decision to partner with a third-party organization to sell its barium products in the U.S.

In February 2006, the Executive Committee of our Board of Directors approved a plan to wind down and close the operations of Toho Kagaku Kenkyusho Co., Ltd. ("Toho"), a wholly owned Japanese subsidiary. We decided to close Toho because we were unable to generate income from operations to grow the business due to a limited product offering and the scope of Toho's operations. Also, a recent change in manufacturing location required us to re-register Toho's principal products with the Japanese regulatory authorities, which we projected would cause an interruption of supply during the first quarter of 2007. We planned a staged market withdrawal to allow us to sell current inventory, collect accounts receivable and sell the property in an organized fashion, while also satisfying all outstanding liabilities.

Prior to our spin-off of AngioDynamics on October 30, 2004, we were also a provider of innovative medical devices used in minimally invasive, image-guided procedures to treat peripheral vascular disease, or PVD. AngioDynamics designed, developed, manufactured and marketed a broad line of therapeutic and diagnostic devices that enabled interventional physicians (interventional radiologists, vascular surgeons and others) to treat PVD and other non-coronary diseases.

AngioDynamics Initial Public Offering

On May 27, 2004, AngioDynamics, our former subsidiary, sold 1,950,000 shares of its common stock at $11.00 per share through an initial public offering ("IPO"). Proceeds of $19,949,000 from the IPO, net of certain financing costs, were received by AngioDynamics on June 2, 2004. At May 29, 2004, we owned 9,200,000 shares or 82.5% of the 11,150,000 shares outstanding. On June 15, 2004, the underwriters of the IPO exercised their over-allotment option and acquired 292,500 shares at $11.00 per share, less underwriting discounts and commissions, and on June 18, 2004, AngioDynamics received net proceeds of $2,992,000. At June 15, 2004, our ownership interest in AngioDynamics decreased to 80.4%.

AngioDynamics Spin-off

In February 2004, we received a favorable private letter ruling from the Internal Revenue Service regarding the tax-free treatment of the distribution of our remaining ownership in AngioDynamics. On October 30, 2004, we made a tax-free, pro rata distribution of our 9,200,000 shares of AngioDynamics common stock to our shareholders of record as of October 11, 2004 (the "Record Date"). Based on the shares outstanding of each company on the Record Date, our shareholders received .856377 of a share of AngioDynamics stock for each share of E-Z-EM stock they owned on the Record Date. For all periods presented, AngioDynamics is accounted for as a discontinued operation in our financial statements in accordance with SFAS No. 144, "Accounting for Impairment and Disposal of Long-Lived Assets."

Results of Operations

Our fiscal year ended June 3, 2006 represents fifty-three weeks and our fiscal years ended May 28, 2005 and May 29, 2004 represent fifty-two weeks.

Consolidated Results of Operations

We reported net earnings of $9,766,000, or $.90 and $.88 per common share on a basic and diluted basis, respectively, for 2006, as compared to net earnings of $6,936,000, or $.64 and $.63 per common share on a basic and diluted basis, respectively, for 2005, and net earnings of $6,726,000, or $.65 and $.63 per common share on a basic and diluted basis, respectively, for 2004. Results for 2006 included a tax benefit of $2,481,000, or $.23 per basic share, associated with the closing of our Japanese subsidiary. Results for 2006 also included the reversal of a tax valuation allowance of $456,000, or $.04 per basic share, relating to a previously impaired, non-core equity security. Both our 2005 and 2004 results were favorably affected by gains on the sales of non-core equity securities. For 2005, such gains totaled $3,270,000, or $.30 per basic share and, for 2004, such gains totaled $2,622,000, or $.25 per basic share.

The following table sets forth earnings from continuing operations and earnings from discontinued operation for the last three years:

	2006	2005	2004
		(in thousands)	
Earnings from continuing operations	$9,766	$5,708	$3,598
Earnings from discontinued operation		1,228	3,128
Net earnings	$9,766	$6,936	$6,726

Our results for the last three years are expressed as a percentage of net sales in the following table:

	2006	2005	2004
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	56.8	57.5	60.2
Gross profit	43.2	42.5	39.8
Operating expenses			
Selling and administrative	31.9	32.0	31.5
Plant closings and operational restructuring costs	0.3	2.6	1.8
Gain on sale of real property	(0.9)		
Research and development	4.3	4.8	4.4
Total operating expenses	35.6	39.4	37.7
Operating profit	7.6	3.1	2.1
Other income (expense)			
Interest income	0.6	0.3	0.8
Interest expense	(0.3)	(0.3)	(0.3)
Other, net	(0.1)	2.7	2.9
Earnings from continuing operations before income taxes	7.8	5.8	5.5
Income tax provision	0.7	0.8	1.9
Earnings from continuing operations	7.1	5.0	3.6
Earnings from discontinued operation, net of income tax provision		1.1	3.1
NET EARNINGS	7.1%	6.1%	6.7%

Continuing Operations

Operating profit for 2006 improved by $6,973,000 due to increased sales and improved gross profit, partially offset by increased operating expenses. Results for 2006 included a gain of $1,205,000 on the sale of our former manufacturing facility in Westbury, N.Y. This sale was the culmination of the plan to relocate our powder-based barium production from Westbury to our manufacturing facility in Montreal, Canada. Results for 2006 also included $333,000 in plant closing and operational restructuring costs incurred in winding down and closing our Japanese facility.

Operating profit for 2005 improved by $1,354,000 due to increased sales and improved gross profit, partially offset by increased operating expenses, including increased plant closing and operational restructuring costs of $1,146,000.

The 2006, 2005 and 2004 results included charges for restructuring our manufacturing operations. The 2006 and 2005 results included pre-tax plant closing and operational restructuring costs of $105,000 ($.01 per basic share) and $2,917,000 ($.18 per basic share), respectively, incurred in moving our powder-based barium production to our manufacturing facility in Montreal, Canada. The project has been completed and all barium manufacturing activities are now centralized in our ISO certified Montreal facility. The 2004 results included $1,771,000 pre-tax, or $.15 per basic share, in plant closing and operational restructuring costs incurred in closing our device manufacturing facility in San Lorenzo, Puerto Rico, and our heat-sealing operation in Westbury, New York, both of which were completed in the fourth quarter of 2004.

Net sales increased 22%, or $25,294,000, to $138,369,000 for 2006, and 12%, or $12,466,000, to $113,075,000 for 2005. The increase for 2006 was due to organic sales growth, the Mallinckrodt liquid barium product recall, an additional week in 2006 compared to 2005, and price increases. The Mallinckrodt recall resulted in net sales increases in both the CT imaging and X-ray fluoroscopy product categories. Price increases accounted for approximately 2½% of net sales for 2006, as a significant portion of our domestic products are sold under long-term group purchasing organization contracts. On a product line basis, the net sales increase for 2006 resulted from increased sales of CT imaging contrast products, particularly our CT Smoothie lines, and CT injector systems, totaling $13,469,000, X-ray fluoroscopy products of $4,446,000, contract manufacturing products of $3,378,000, defense decontaminant products of $2,550,000, and all other products of $1,451,000. The increase for 2005 was due to: i) sales growth, of which we estimate from $5,600,000 to $6,300,000 was attributable to the Mallinckrodt recall; ii) foreign currency exchange rate fluctuations, which increased the translated amounts of our foreign subsidiaries' sales to U.S. dollars for financial reporting purposes by $1,818,000; and iii) price increases, which accounted for less than 1% of net sales for 2005. On a product line basis, the net sales increase for 2005 resulted primarily from increased sales of CT imaging contrast products, particularly our CT Smoothie lines, and CT injector systems totaling $11,268,000.

Net sales in international markets, including direct exports from the U.S., increased 16%, or $6,399,000, to $45,448,000 for 2006, and 11%, or $3,728,000, to $39,049,000 for 2005. For 2006, the increase was due to increased sales of defense decontaminants of $2,496,000, CT imaging products of $1,027,000, contract manufacturing products of $923,000, X-ray fluoroscopy products of $873,000, virtual colonoscopy products of $744,000, and all other products of $336,000. Price increases accounted for slightly less than 1% of net sales in international markets for 2006. For 2005, the increase resulted from foreign currency exchange rate fluctuations, which increased the translated amounts of foreign subsidiaries' sales to U.S. dollars for financial reporting purposes by $1,818,000, and sales volume increases of $1,778,000. Price increases had minimal effect on net sales in international markets for 2005.

The following table sets forth net sales by product category for the last three years:

	2006		2005		2004	
	$	%	$	%	$	%
			(dollars in thousands)			
CT Imaging Contrast	$ 36,047	26.0	$ 28,115	24.9	$ 21,125	21.0
CT Injector Systems	23,088	16.7	17,551	15.5	13,273	13.2
Total CT Imaging	59,135	42.7	45,666	40.4	34,398	34.2
X-Ray Fluoroscopy	45,095	32.6	40,649	36.0	40,810	40.6
Contract Manufacturing	12,561	9.1	9,183	8.1	8,054	8.0
Accessory Medical Devices	5,235	3.8	5,328	4.7	5,351	5.3
Gastroenterology	5,019	3.6	4,627	4.1	4,246	4.2
Virtual Colonoscopy	4,140	3.0	3,654	3.2	3,698	3.7
Defense Decontaminants	3,506	2.5	956	0.8	1,164	1.1
Other	3,678	2.7	3,012	2.7	2,888	2.9
	$138,369	100.0	$113,075	100.0	$100,609	100.0

Gross profit expressed as a percentage of net sales was 43% for 2006, as compared to 42% for 2005 and 40% for 2004. The percentage improvement in 2006 was due to favorable changes in sales product mix and sales price increases, including the effects of lower distributor rebates as a percentage of sales, partially offset by increased materials cost primarily from our barium sulfate suppliers and increased costs associated with purchased finished products. Favorable changes in sales product mix can be attributed, in part, to the increased sales resulting from the Mallinckrodt recall. Increased finished product costs related primarily to finished goods purchased from our Canadian subsidiary which were adversely affected by the continued weakening of the U.S. dollar against the Canadian dollar. The percentage improvement in 2005 was due primarily to: (i) cost savings from the closings of our device manufacturing facility in San Lorenzo, Puerto Rico, and our heat-sealing operation in Westbury, New York; (ii) favorable changes in sales product mix; and (iii) sales price increases, including the effects of lower distributor rebates as a percentage of sales.

Selling and administrative ("S&A") expenses were $44,078,000 for 2006, $36,172,000 for 2005 and $31,720,000 for 2004. The increase in 2006 compared to 2005 of $7,906,000, or 22%, was due, in large part, to: (i) increased compensation costs, including fringe benefits, of $2,540,000, due in part to increased headcount; (ii) additional infrastructure expenses of $2,372,000 to support our defense decontaminants business; and (iii) increased selling expenses relating to the increase in net sales. The increase in 2005 compared to 2004 of $4,452,000, or 14%, was due, in large part, to: (i) increased compensation costs, including fringe benefits, of $1,400,000; (ii) foreign currency exchange rate fluctuations, which increased the translated amounts of our foreign subsidiaries' S&A expenses to U.S. dollars for financial reporting purposes by $656,000; (iii) outside consulting and auditing costs of $550,000 for Sarbanes-Oxley Act Section 404 compliance; and (iv) the recording of a non-cash compensation charge of $427,000 resulting from the modification of certain stock options previously granted to one of our former directors.

Research and development ("R&D") expenditures for 2006 totaled $5,983,000, or 4% of net sales, as compared to $5,494,000, or 5% of net sales, for 2005, and $4,467,000, or 4% of net sales, for 2004. The increase in 2006 compared to 2005 of $489,000 was due primarily to increased costs of $991,000 for X-ray fluoroscopy and CT imaging projects and increased general regulatory costs of $102,000, partially offset by decreases in spending of $316,000 for virtual colonoscopy projects and $271,000 for gastroenterology projects. The increase in 2005 compared to 2004 of $1,027,000 was due primarily to increased spending of $397,000 for gastroenterology projects, $329,000 for X-ray fluoroscopy and CT imaging projects, $166,000 for general regulatory costs and $81,000 for virtual colonoscopy projects. Of the R&D expenditures for 2006, approximately 60% related to X-ray fluoroscopy and CT imaging projects, 28% to general regulatory costs, 7% to gastroenterology projects, 3% to virtual colonoscopy projects and 2% to other projects. R&D expenditures are expected to continue at or exceed current amounts. In addition to our in-house efforts, we are presently sponsoring various independent R&D projects and are committed to continued expansion of our product lines through R&D.

Other income, net of other expenses, totaled $276,000 for 2006, compared to $3,106,000 for 2005 and $3,443,000 for 2004. The decrease in 2006 compared to 2005 was due primarily to a decline in gains on the sale of non-core equity securities totaling $3,170,000. The decrease in 2005 compared to 2004 was due primarily to the impairment of a non-core equity security of $500,000 and reduced interest income of $423,000, partially offset by increased gains of $648,000 on the sales of non-core equity securities.

Note J to our Consolidated Financial Statements included in this report details the major elements affecting income taxes for 2006, 2005 and 2004. For 2006, our unusually low effective tax rate of 9% differed from the Federal statutory tax rate of 34% due primarily to: i) a tax benefit of $2,481,000 from the closing of our Japanese subsidiary; and ii) the reversal of a valuation allowance of $456,000 for a previously impaired, non-core equity security, since it is now more likely than not that such benefit will be realized. For 2005, our effective tax rate of 13% differed from the Federal statutory tax rate of 34% due primarily to the reversal of valuation allowances for a previously impaired, non-core equity security sold in 2005 and losses of a U.S. subsidiary which operated in Puerto Rico, partially offset by non-deductible expenses, including stock option compensation costs of $377,000. For 2004, our effective tax rate of 35% differed from the Federal statutory tax rate of 34% due primarily to not currently deductible losses incurred at our subsidiary in Puerto Rico and non-deductible expenses, partially offset by non-taxable imputed interest on loans to AngioDynamics of $596,000 and the utilization of previously unrecorded net operating loss carryforwards in certain foreign jurisdictions. The losses incurred at our Puerto Rican subsidiary resulted from the closing of this facility and the outsourcing of its operations.

Discontinued Operation

We have consolidated the financial statements of AngioDynamics and reported its results as a discontinued operation in an amount equal to our percentage of equity ownership through October 30, 2004, the date on which our spin-off of AngioDynamics was completed. Since the spin-off occurred in the second quarter of 2005, the results for the discontinued operation were excluded from the accompanying consolidated statement of earnings for 2006.

Summarized results of operations for AngioDynamics, including minority interest, as reported in earnings from discontinued operation in the accompanying consolidated statements of earnings for the fifty-two weeks ended May 28, 2005 and May 29, 2004 are as follows:

	2005	2004
	(in thousands)	
Net sales		
From unaffiliated customers	$22,342	$48,162
From affiliates	420	893
Total net sales	$22,762	$49,055
Earnings before income taxes	$ 2,628	$ 4,381
Income tax provision	1,103	1,238
Earnings before minority interest	1,525	3,143
Minority interest	297	15
Earnings from discontinued operation	$ 1,228	$ 3,128

The results for the discontinued operation for 2005 represent twenty-two weeks activity and, therefore, are not comparable to the results for 2004.

Liquidity and Capital Resources

For 2006, operations and capital expenditures were funded by working capital and proceeds from the sale of assets. For 2005, operations, the purchase of intangible assets, capital expenditures and cash dividends were funded by working capital, cash reserves and the repayment of intercompany debt by AngioDynamics from the proceeds of its public offering. For 2004, operations, capital expenditures, cash dividends, repayment of debt and the purchase of treasury stock were funded by working capital and proceeds from the exercise of stock options. Our policy has generally been to fund operations and capital requirements without incurring significant debt. As of June 3, 2006, debt (notes payable, current maturities of long-term debt and long-term debt) was $31,000, as compared to $531,000 at May 28, 2005. We have $1,817,000 available under a bank line of credit, of which no amounts were outstanding at June 3, 2006.

Our contractual obligations and their effect on liquidity and cash flows as of June 3, 2006 are set forth in the table below. We have no variable interest entities or other off-balance sheet obligations.

	Payments Due By Period as of June 3, 2006				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(in thousands)		
Contractual Obligations:					
Long-term debt	$ 31	$ 31			
Operating leases [1]	7,322	1,842	$3,443	$2,013	$ 24
Purchase obligations [1]	2,307	2,307			
Employment contract [1]	720	720			
Consulting contracts [1]	25	25			
Other liabilities reflected on the consolidated balance sheet					
Deferred compensation [2]	2,739	418	125	157	2,039
Asset acquisition	700	700			
License arrangements	686	686			
Accrued severance benefits	308	308			
Total	$14,838	$7,037	$3,568	$2,170	$2,063

[1] The non-cancelable operating leases, purchase obligations, and employment and consulting contracts are not reflected on the consolidated balance sheet under accounting principles generally accepted in the United States of America. The purchase obligations consist of finished product and component parts.

[2] Deferred compensation costs covering active employees are assumed payable after five years, although certain circumstances, such as termination, would require earlier payment.

At June 3, 2006, approximately $40,268,000, or 33%, of our assets consisted of cash and cash equivalents and short-term debt and equity securities. The current ratio was 5.21 to 1, with net working capital of $77,061,000, at June 3, 2006, compared to the current ratio of 4.81 to 1, with net working capital of $59,612,000, at May 28, 2005. The increase in net working capital is due, in large part, to increased inventory of $4,330,000, to support our increased business, and increased accounts receivable of $3,232,000, resulting from increased sales. We believe that our cash reserves, cash provided from continuing operations and existing bank line of credit will provide sufficient liquidity to meet our cash requirements for the next 12 months.

Net capital expenditures, primarily for machinery and equipment, were $1,749,000 for 2006, compared to $4,163,000 for 2005 and $2,352,000 for 2004. Of the 2005 expenditures, approximately $775,000 related to the moving of our powder-based barium production to our manufacturing facility in Montreal, Canada. The aggregate level of capital expenditures for 2007 is currently expected to approximate 2006 levels.

In March 2003, the Board of Directors authorized the repurchase of up to 300,000 shares of our common stock at an aggregate purchase price of up to $3,000,000. During 2006, no shares were repurchased under this program. In aggregate, we have repurchased 74,234 shares of common stock for approximately $716,000 under this program.

In June 2003, our Board of Directors declared a cash dividend of $.25 per outstanding share of our common stock. The dividend was distributed on August 1, 2003 to shareholders of record as of July 15, 2003. In June 2004, our Board of Directors declared a cash dividend of $.30 per outstanding share of our common stock. The dividend was distributed on July 1, 2004 to shareholders of record as of June 15, 2004. Future dividends are subject to our Board of Directors' review of operations and financial and other conditions then prevailing.

Critical Accounting Policies

Our significant accounting policies are summarized in Note A to the Consolidated Financial Statements included herein. While all these significant accounting policies affect the reporting of our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our financial statements and require us to use a greater degree of judgment and/or estimates. Actual results may differ from those estimates.

We believe that given current facts and circumstances, it is unlikely that applying any other reasonable judgment or estimate methodologies would cause a material effect on our consolidated results of operations, financial position or liquidity for the periods presented in this report. The accounting policies identified as critical are as follows:

Revenue Recognition

We recognize revenues in accordance with generally accepted accounting principles as outlined in Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements," which requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) the price is fixed or determinable; (3) collectibility is reasonably assured; and (4) product delivery has occurred or services have been rendered. Decisions relative to criterion (3) regarding collectibility are based upon our judgments, as discussed under "Accounts Receivable" below. Should conditions change in the future and cause us to determine this criterion is not met, our results of operations may be affected. We recognize revenue on the date the product is shipped, which is when title passes to the customer. Shipping and credit terms are negotiated on a customer-by-customer basis. Products are shipped primarily to distributors at agreed upon list prices. The distributor then resells the products primarily to hospitals and, depending upon contracts between us, the distributor and the hospital, the distributor may be entitled to a rebate. We deduct all rebates from sales and have a provision for rebates based on historical information for all rebates that have not yet been submitted to us by the distributors.

Changes in our rebate allowance for the fifty-three weeks ended June 3, 2006 and fifty-two weeks ended May 28, 2005 are as follows:

	2006	2005
	(in thousands)	
Beginning balance	$ 1,397	$ 1,611
Provision for rebates	25,855	21,949
Rebate credits issued	(25,386)	(22,163)
Ending balance	$ 1,866	$ 1,397

The rebate allowance is comprised of three components:

- actual rebate requests received from distributors prior to the closing of our financial statements;

- an estimate, compiled by distributor, of rebate requests not yet received based on historical submissions, adjusted for any material changes in purchasing patterns or market conditions; and

- an estimate of distributors' inventory-on-hand available for future sale pursuant to group purchasing organization ("GPO") contracts. We do not have visibility as to the specific inventory levels held by our distributors. However, based on discussions with our customers, who uniformly attempt to maintain a just-in-time purchasing program, and our knowledge of their ordering patterns, we estimate a one-week wholesale inventory level. Since most of our product sales are subject to GPO contracts, most distributor inventory-on-hand will be subject to rebate. This portion of the rebate estimate is derived by first determining the total quantity of each product sold by us during the last week of the fiscal period multiplied by two factors, (a) and (b), where (a) is the percentage of each product rebated during the prior six-month period based on historical sales and (b) is the average rebate paid on that product during this period.

All product returns must be pre-approved by us and may be subject to a 20% restocking charge. To be accepted, a returned product must be unadulterated, undamaged and have at least 12 months remaining on its stated expiration date.

We record revenue on warranties and extended warranties on a straight-line basis over the terms of the related warranty contracts, which generally cover one year. Deferred revenues related to warranties and extended warranties were $688,000 and $505,000 at June 3, 2006 and May 28, 2005, respectively. Service costs are expensed as incurred.

Accounts Receivable

Accounts receivable are generally due within 30 to 90 days and are stated at amounts due from customers, net of an allowance for doubtful accounts. We perform ongoing credit evaluations and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by a review of their current credit information. We continuously monitor aging reports, collections and payments from customers, and maintain a provision for estimated credit losses based upon historical experience and any specific customer collection issues we identify. While such credit losses have historically been within expectations and the provisions established, we cannot guarantee the same credit loss rates will be experienced in the future. We write off accounts receivable when they become uncollectible. Concentration risk exists relative to our accounts receivable, as 39% and 37%, respectively, of our total accounts receivable balance at June 3, 2006 and May 28, 2005 was concentrated in one distributor. While the accounts receivable related to this distributor are significant, we do not believe the credit risk to be significant given the distributor's consistent payment history.

Changes in our allowance for doubtful accounts for the fifty-three weeks ended June 3, 2006 and fifty-two weeks ended May 28, 2005 are as follows:

	2006	2005
	(in thousands)	
Beginning balance	$869	$851
Provision for doubtful accounts	77	111
Write-offs	(27)	(93)
Ending balance	$919	$869

Income Taxes

In preparing our financial statements, income tax expense is calculated for each jurisdiction in which we operate. This involves estimating actual current taxes due plus assessing temporary differences arising from differing treatment for tax and accounting purposes that are recorded as deferred tax assets and liabilities. Deferred tax assets are periodically evaluated to determine their recoverability, based primarily on our ability to generate future taxable income. Where their recovery is not likely, we establish a valuation allowance and record a corresponding additional tax expense in our statement of earnings. If actual results differ from our estimates due to changes in assumptions, the provision for income taxes could be materially affected. At June 3, 2006 and May 28, 2005, our valuation allowance totaled $2,413,000 and $2,924,000, respectively. The total net deferred tax asset at June 3, 2006 and May 28, 2005 was $2,605,000 and $1,641,000, respectively.

Inventories

We value inventories at the lower of cost (on the first-in, first-out method) or market. On a quarterly basis, we review inventory quantities on hand and analyze the provision for excess and obsolete inventory based primarily on product expiration dating and our estimated sales forecast, which is based on sales history and anticipated future demand. Our estimates of future product demand may not be accurate and we may understate or overstate the provision required for excess and obsolete inventory. Accordingly, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and results of operations. At June 3, 2006 and May 28, 2005, our reserve for excess and obsolete inventory was $2,053,000 and $1,902,000, respectively.

Property, Plant and Equipment

We state property, plant and equipment at cost, less accumulated depreciation, and depreciate principally using the straight-line method over their estimated useful lives. We determine this based on our estimates of the period over which the asset will generate revenue. Any change in condition that would cause us to change our estimate of the useful lives of a group or class of assets may significantly affect depreciation expense on a prospective basis.

Effects of Recently Issued Accounting Pronouncements

In March 2004, the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") released Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 provides guidance for determining whether impairment for certain debt and equity investments is other-than-temporary and the measurement of an impaired loss. Certain disclosure requirements of EITF 03-1 were adopted in fiscal 2004, and we have complied with the new disclosure requirements in our consolidated financial statements. The recognition and measurement requirements of EITF 03-1 were initially effective for reporting periods beginning after June 15, 2004. In September 2004, the FASB Staff issued FASB Staff Position ("FSP") EITF 03-1-1, which delayed the effective date for certain measurement and recognition guidance contained in EITF 03-1. The FSP requires that entities continue to apply previously existing "other-than-temporary" guidance until a final consensus is reached. We do not anticipate that the issuance of a final consensus will materially impact our financial condition or results of operations.

In November 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs," an amendment of ARB No. 43, Chapter 4. The amendments made by SFAS No. 151 will improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 24, 2004. The adoption of this statement is not expected to have a material impact on our financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 123 (R), "Share-Based Payment", which revises SFAS No. 123, "Accounting for Stock-Based Compensation" and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS No. 123 (R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123 (R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123 (R), only certain pro forma disclosures of fair value were required. In April 2005, the Securities and Exchange Commission adopted a new rule that amended the compliance dates of SFAS No. 123 (R) to require the implementation no later than the beginning of the first annual reporting period beginning after June 15, 2005. The adoption of this statement may have a material impact on our financial condition and results of operations commencing with our fiscal quarter ending September 2, 2006.

In December 2004, the FASB issued Financial Staff Position No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004," ("FSP No. 109-2"). FSP No. 109-2 provides accounting guidance for the one-time tax deduction of 85% of certain foreign earnings that are repatriated, under a plan for reinvestment in the U.S., from controlled foreign subsidiaries in excess of a base amount as defined in the American Jobs Creation Act of 2004 ("AJCA"). The AJCA was enacted on October 22, 2004. FSP No. 109-2 allowed additional time for companies to evaluate the effects of the AJCA on any plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109. In May 2006, we adopted a domestic reinvestment plan, and our foreign subsidiary in the United Kingdom remitted cash dividends of $1,701,000 to the U.S. In conjunction with the repatriation, we recorded Federal income tax expense of $87,000 based on current tax law.

In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income for the period of the change. SFAS No. 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, SFAS No. 154 does not change the transition provisions of any existing accounting pronouncements. We do not believe the adoption of SFAS No. 154 will have a material impact on our financial condition or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109," ("FIN 48"). FIN 48 clarifies the accounting for uncertainties in income taxes recognized in an enterprise's financial statements. The Interpretation requires that we determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authority. If a tax position meets the more likely than not recognition criteria, FIN 48 requires the tax position be measured at the largest amount of benefit greater than 50 percent likely of being realized upon ultimate settlement. This accounting standard is effective for fiscal years beginning after December 15, 2006. The effect, if any, of adopting FIN 48 on our financial position and results of operations has not been determined.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in foreign currency exchange rates and, to a much lesser extent, interest rates on investments and financing, that could impact our results of operations and financial position. We do not currently engage in any hedging or market risk management tools. There have been no material changes with respect to market risk previously disclosed in our Annual Report on Form 10-K for our 2005 fiscal year.

Foreign Currency Exchange Rate Risk

The financial reporting of our international subsidiaries is denominated in currencies other than the U.S. dollar. Since the functional currency of our international subsidiaries is the local currency, foreign currency translation adjustments are accumulated as a component of accumulated other comprehensive income in stockholders' equity. Assuming a hypothetical aggregate change in the exchange rates of foreign currencies against the U.S. dollar of 10% at June 3, 2006, our assets and liabilities would increase or decrease by $4,175,000 and $637,000, respectively, and our net sales and net earnings would increase or decrease by $3,268,000 and $222,000, respectively, on an annual basis.

We also maintain intercompany balances and loans receivable with subsidiaries with different local currencies. These amounts are at risk of foreign exchange losses if exchange rates fluctuate. Assuming a hypothetical aggregate change in the exchange rates of foreign currencies against the U.S. dollar of 10% at June 3, 2006, our pre-tax earnings would be favorably or unfavorably impacted by approximately $989,000 on an annual basis.

Interest Rate Risk

Our excess cash is invested in highly liquid, short-term, investment grade securities with maturities of less than one year. These investments are not held for speculative or trading purposes. Changes in interest rates may affect the investment income we earn on cash, cash equivalents and debt securities and therefore affect our cash flows and results of operations. As of June 3, 2006, we were exposed to interest rate change market risk with respect to our investments in tax-free municipal bonds in the amount of $33,290,000. The bonds bear interest at a floating rate established between seven and 35 days. For 2006, the after-tax interest rate on the bonds approximated 2.9%. Each 100 basis point (or 1%) fluctuation in interest rates will increase or decrease interest income on the bonds by approximately $333,000 on an annual basis.

As our principal amount of fixed interest rate financing approximated $31,000 at June 3, 2006, a change in interest rates would not materially impact results of operations or financial position. At June 3, 2006, we did not maintain any variable interest rate financing.

As of June 3, 2006, we have $1,817,000 available under a working capital bank line of credit, of which no amounts were outstanding. Advances under this line of credit will bear interest at an annual rate indexed to prime. We will thus be exposed to interest rate risk with respect to this credit facility to the extent that interest rates rise when there are amounts outstanding under this facility.

Item 8. Financial Statements and Supplementary Data

Financial statements and supplementary data required by Part II, Item 8 are included in Part IV of this report as indexed at Item 15 (a) 1, and are incorporated by reference into this Item 8.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of

June 3, 2006. This evaluation was carried out under the supervision and with participation of our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Therefore, effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of June 3, 2006, to provide reasonable assurance that information required to be disclosed in the reports that we file under the Exchange Act is recorded, processed, summarized and reported in a timely manner and is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting during the fourth quarter ended June 3, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Exchange Act.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and our directors; and

- provide reasonable assurance regarding prevention and timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems that are determined to be effective provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting based on criteria for effective internal control over financial reporting described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on its assessment, management concluded that we maintained effective internal control over financial reporting as of June 3, 2006. Grant Thornton

LLP, our independent registered public accounting firm, has issued an attestation report on management's assessment of the effectiveness of our internal control over financial reporting as of June 3, 2006. This report, in which Grant Thornton has expressed an unqualified opinion, appears in this Item 9A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders
E-Z-EM, Inc. and Subsidiaries

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that E-Z-EM, Inc. and Subsidiaries (the "Company") maintained effective internal control over financial reporting as of June 3, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that E-Z-EM, Inc. and Subsidiaries maintained effective internal control over financial reporting as of June 3, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 3, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of June 3, 2006 and May 28, 2005, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for the fifty-three weeks ended June 3, 2006 and the fifty-two weeks ended May 28, 2005 and May 29, 2004, and our report dated August 4, 2006 expressed an unqualified opinion thereon.

/s/ Grant Thornton LLP

Melville, New York
August 4, 2006

Item 9B. **Other Information**

None.

Part III

Certain information required by Part III is omitted from this Annual Report on Form 10-K because we will file a definitive proxy statement within 120 days after the end of our fiscal year pursuant to Regulation 14A (the "Proxy Statement") for our Annual Meeting of Stockholders, currently scheduled for October 17, 2006. The information included in the Proxy Statement under the respective headings noted below is incorporated herein by reference.

Item 10. **Directors and Executive Officers of the Registrant**

The following table sets forth certain information with respect to our executive officers and directors.

Name	Age	Positions
Anthony A. Lombardo......	59	President, Chief Executive Officer, Director
Dennis J. Curtin.........	59	Senior Vice President - Chief Financial Officer
Peter J. Graham..........	40	Senior Vice President - Chief Legal Officer, Global Human Resources and Secretary
Joseph J. Palma..........	64	Senior Vice President - Corporate Relations
Jeffrey S. Peacock.......	49	Senior Vice President - Global Scientific, Technical and Manufacturing Operations
Brad S. Schreck..........	49	Senior Vice President - Global Sales, Marketing and Engineering
Paul S. Echenberg [1].....	62	Chairman of the Board, Chairman of the Board of E-Z-EM Canada, Director
Robert J. Beckman........ [1][2][3]	58	Director
James L. Katz CPA, JD.... [2][4][5]	70	Director
David P. Meyers [5].......	42	Director
John T. Preston [1][2].....	56	Director
James H. Thrall, M.D..... [3][4]	63	Director
George P. Ward [3][4]......	68	Director

[1] Member of Executive Committee
[2] Member of Audit Committee
[3] Member of Nominating and Governance Committee
[4] Member of Compensation Committee
[5] Member of Finance Committee

Directors are elected for a three-year term, and each holds office until his successor is elected and qualified. The term of office for Class I directors, consisting of James L. Katz, Anthony A. Lombardo and James H. Thrall, M.D., expires in 2006. The term of office for Class II directors, consisting of Robert J. Beckman, Paul S. Echenberg and John T. Preston, expires in 2007. The term of office for Class III directors, consisting of David P. Meyers and George P. Ward, expires in 2008. All executive officers are elected annually and serve at the pleasure of the board of directors.

Mr. Lombardo has served as our President, Chief Executive Officer and a director since 2000. Prior to joining us, he served as President of ALI Imaging Systems, Inc. (radiology information management) from 1998 to 2000.

Mr. Curtin has served as our Senior Vice President - Chief Financial Officer since 1999, and as our Vice President - Chief Financial Officer from 1985 to 1999. Mr. Curtin has been an employee of ours since 1983.

Mr. Graham has served as our Senior Vice President - Chief Legal Officer, Global Human Resources and Secretary since 2005, and as our Vice President - General Counsel and Secretary from 2001 until 2005. He has been an employee of ours since 1997.

Mr. Palma has served as our Senior Vice President - Corporate Relations since May 2006. Previously, he served as our Senior Vice President - North America Imaging Sales and National Accounts from 2005 until May 2006, Senior Vice President - Global Sales from 2002 to 2005, Senior Vice President - Sales and Marketing from 1999 to 2002, Vice President - Sales and Marketing from 1996 to 1999, and Vice President - Sales from 1995 to 1996. Mr. Palma has been an employee of ours since 1994.

Mr. Peacock has served as our Senior Vice President - Global Scientific, Technical and Manufacturing Operations since 2005. Previously, he served as our Senior Vice President - Global Scientific and Technical Operations from 2002 until 2005, and as our Vice President - Scientific and Technical Operations from 2000 to 2002. Mr. Peacock has been an employee of ours since 1986.

Mr. Schreck has served as our Senior Vice President - Sales, Marketing and Engineering since May 2006. Previously, he served as our Senior Vice President - Global Marketing, Engineering and International Sales from 2005 until May 2006, and as our Senior Vice President - Global Marketing from 2002 to 2005. Before joining us, he served as a consultant for Vyteris, Inc. (pharmaceutical/drug delivery) and ACMI, Inc. (urology, gynecology, laproscopy) from 2000 to 2002.

Mr. Beckman has been a director of our company since 2002. He is a founder and has been a Managing Partner of The Channel Group, a venture management and corporate advisory business focusing on global life sciences, since 2002. Previously, he founded Intergen Co., a company that provides technology and biologicals to the pharmaceutical/biotechnology and clinical diagnostic industries, and served as its Chief Executive Officer from 1987 until 2001.

Mr. Echenberg has been a director of our company since 1987 and has served as Chairman of our board of directors since 2005, and Chairman of the board of directors of E-Z-EM Canada since 1994. He has been the President, Chief Executive Officer and a director of Schroders & Associates Canada Inc. (investment buy-out advisory services), and a director of Schroders Ventures Ltd., since 1997. He is also a founder and has been a general partner and a director of Eckvest Equity Inc. (personal investment and consulting services) since 1989. He is also the Chairman of the board of directors of AngioDynamics, Inc., our former subsidiary and now a publicly held company, and is a director of Lallemand Inc., Benvest New Look Income Fund, a publicly held company, ITI Medical Technologies, Inc., Flexia Corp., Fib-Pak Industries Inc., Med-Eng Systems Inc., MacroChem Corp., a publicly held company, Matra Plast Industries Inc. and A.P. Plasman Corp.

Mr. Katz has been a director of our company since 1983. He is a founder and a director of Lakeshore Medical Fitness, LLC (owns and manages medical fitness facilities), and has served as its Chief Executive Officer since 2000. He is also a founder of Medical Imaging of Northbrook Court, LLC (screening and diagnostic imaging), and has served as an administrative member since 2001. Previously, he was a founder and managing director from its organization in 1995 until 2000 of Chapman Partners LLC (investment banking). From its acquisition in 1985 until its sale in 1994, he was the co-owner and President of Ever Ready Thermometer Co., Inc. From 1971 until 1980 and from 1983 until 1985, he held various executive positions with Baxter International and its subsidiaries, principally that of Chief Financial Officer of Baxter International. He is also a director of Intec, Inc., as well as a member of the Board of Advisors of Jerusalem Global and AEG Partners.

Mr. Meyers has been a director of our company since 1996. He is a founder of Alpha Cord, Inc., which provides cryopreservation of umbilical cord blood, and has served as its President since 2002. Previously, he founded MedTest Express, Inc., an Atlanta, Georgia-based provider of contracted laboratory services for home health agencies, and served as its President, Chief Executive Officer and a director from 1994 to 2002. He is also a director of AngioDynamics, Inc.

Mr. Preston has been a director of our company since 2004. He has served as the President and CEO of Atomic Ordered Materials, LLC since 1999 and has been a Senior Lecturer at the Massachusetts Institute of Technology (MIT) since 1996. He is the founder of Quantum Energy, LLC and served as its CEO from 1996 to 1999. He was the Director of Technology Development at MIT from 1992 to 1996. From 1986 to 1992, Mr. Preston served as Director of Technology Licensing at MIT and from 1977 to 1986 held various technology management positions with MIT. He is also a director of Clean Harbors, Inc. and Boston Life Science, Inc., both publicly held companies, as well as several private companies.

Dr. Thrall has been a director of our company since 2005. He is a radiologist and chairs the Department of Diagnostic Radiology of the Massachusetts General Hospital. He serves as a member of the Board of Trustees of the Massachusetts General Physicians Organization. He is a director of WorldCare, Inc., a company providing telemedicine and clinical trial support services, and has served as its Chairman of the Board since 1999. Since 2002, he has been a director of Mobil Aspects Inc., a company focused on radio frequency identification (RFID) technology, and has served as its Chairman of the Board since 2005. Among other professional organizations, Dr. Thrall serves on the Board of Trustees of the Society of Chairman of Academic Radiology Departments, the Board of Chancellors of the American College of Radiology and the Board of Trustees of the Research and Education Foundation of the Radiological Society of North America.

Mr. Ward has been a director of our company since 2002. Prior to his retirement in 2002, Mr. Ward served as Executive Vice President - Business Development of Health Center Internet Services, Inc., in San Francisco, California from 1997 until 2001. He served as a director and consultant for ALI Technologies, Inc. of Richmond, British Columbia, Canada from 1996 until 2002. After serving as an officer in the U.S. Air Force, he began his career as a rocket engineer with Thiokol Chemical Corp. in 1962, then joined the General Electric Space Division as a program manager and marketing manager in 1966. After a GE corporate headquarters assignment in 1973, Mr. Ward moved to the GE Medical Business, where he managed the X-ray and other medical imaging businesses. In 1977, he became President, CEO and a director of Systron Donner Corp., Concord, California (then NYSE-listed). In 1982, he became President, CEO and a director of Vitalink Communications Corp., Mountain View, California, and in 1986, he founded MEICOR, Inc., Pleasanton, California, and served as its Chairman, CEO and a director. From 1987 until 1991, he was a Worldwide Business Group Managing Director for Philips Medical, and since 1991, a director/consultant for several high technology companies. He also was a director of Blue Cross of California, Woodland Hills, California from 1986 to 1996.

Audit Committee Financial Expert

The information required by this caption is incorporated herein by reference to our Proxy Statement under the heading "Audit Committee Report."

Identification of the Audit Committee

The information required by this caption is incorporated herein by reference to our Proxy Statement under the heading "Audit Committee Report."

Material Changes to Procedure for Shareholder Recommendations of Nominees to the Board of Directors

None.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of initial ownership and changes in ownership with the Securities and Exchange Commission. Based solely on our review of copies of such forms received by us, or on written representations from certain reporting persons that no reports were required for such persons, we believe that, during the fiscal year ended June 3, 2006, all of the filing requirements applicable to our executive officers, directors and 10% shareholders were complied with, except that James L. Katz filed a Form 4 on January 25, 2006 that was four business days late, reporting the sale of stock.

Code of Ethics

The information required by this caption is incorporated herein by reference to our Proxy Statement under the heading "Committee Charters, Code of Conduct and Ethics, Complaint Procedures and Corporate Governance Guidelines."

Item 11. **Executive Compensation**

Summary Compensation Table

The following table sets forth information concerning the compensation for services, in all capacities for 2006, 2005 and 2004, of (i) those persons who were, during 2006, our Chief Executive Officer ("CEO") (Anthony A. Lombardo), and (ii) those persons who were, at the end of 2006, our four most highly compensated executive officers other than the CEO (collectively, the "Named Executive Officers"):

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation [1] ($)	Restricted Stock Awards ($)	Securities Underlying Options # [2]	LTIP Payouts ($)	All Other Compensation [3] ($)
Anthony A. Lombardo,....	2006	$350,784	$249,769	None	None	75,000	None	$12,055
President and Chief	2005	340,370	256,190	None	None	90,000	None	11,240
Executive Officer	2004	320,000	132,828	None	None	None	None	10,380
Jeffrey S. Peacock,.....	2006	$224,591	$101,610	None	None	28,000	None	$11,804
Senior Vice President	2005	207,454	99,828	None	None	15,000	None	11,159
	2004	185,000	53,754	None	None	None	None	10,063
Brad S. Schreck,........	2006	$215,040	$97,274	None	None	28,000	None	$11,690
Senior Vice President	2005	198,783	95,733	None	None	15,000	None	10,989
	2004	185,000	53,754	None	None	None	None	9,292
Dennis J. Curtin,.......	2006	$215,025	$97,274	None	None	28,000	None	$11,520
Senior Vice President	2005	206,211	99,616	None	None	35,000	None	11,053
	2004	188,402	81,427	None	None	None	None	9,872
Peter J. Graham,........	2006	$195,910	$88,905	None	None	28,000	None	$11,037
Senior Vice President	2005	194,690	76,090	None	None	10,000	None	10,957
	2004	178,000	68,619	None	None	None	None	10,361

---

(1) We have concluded that the aggregate amount of perquisites and other personal benefits paid to each of the Named Executive Officers for 2006, 2005 and 2004 did not exceed the lesser of 10% of such officer's total annual salary and bonus for 2006, 2005 or 2004 or $50,000; such amounts are, therefore, not reflected in the table.

(2) Options are exercisable for our common stock.

(3) For each of the Named Executive Officers, the amounts reported include amounts we contributed under our Profit-Sharing Plan and, as matching contributions, under the companion 401(k) Plan. For 2006, 2005 and 2004, such amounts contributed were: $11,095, $10,385 and $9,600, respectively, for Mr. Lombardo; $10,969, $10,458 and $9,486, respectively, for Mr. Peacock; $10,884, $10,319 and $8,715, respectively, for Mr. Schreck; $10,713, $10,352 and $9,284, respectively, for Mr. Curtin; and $10,308, $10,324 and $9,831, respectively, for Mr. Graham.

For each of the Named Executive Officers, the amounts reported include term life insurance premiums we paid. For 2006, 2005 and 2004, such amounts paid were: $960, $855 and $780, respectively, for Mr. Lombardo; $835, $701 and $577, respectively, for Mr. Peacock; $806, $670 and $577, respectively, for Mr. Schreck; $807, $701 and $588, respectively, for Mr. Curtin; and $729, $633 and $530, respectively, for Mr. Graham.

Option Grants in Last Fiscal Year

The following table sets forth certain information concerning stock option grants made during 2006 to the Named Executive Officers. These grants are also reflected in the Summary Compensation Table. In accordance with SEC disclosure rules, the hypothetical gains or "option spreads" for each option grant are shown based on compound annual rates of stock price appreciation of 5% and 10% from the grant date to the expiration date. The assumed rates of growth are prescribed by the SEC and are for illustrative purposes only; they are not intended to predict future stock prices, which will depend upon market conditions and our future performance. We did not grant any stock appreciation rights during 2006.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year 2006	Exercise or Base Price ($/Sh) [3]	Expiration Date	5% ($)	10% ($)
Anthony A. Lombardo...	40,000 [1]	10.7%	$14.475	6/1/15	$364,130	$922,777
	35,000 [2]	9.4%	$17.49	5/15/16	$384,978	$975,609
Jeffrey S. Peacock....	13,000 [1]	3.5%	$14.475	6/1/15	$118,342	$299,902
	15,000 [2]	4.0%	$17.49	5/15/16	$164,991	$418,118
Brad S. Schreck.......	13,000 [1]	3.5%	$14.475	6/1/15	$118,342	$299,902
	15,000 [2]	4.0%	$17.49	5/15/16	$164,991	$418,118
Dennis J. Curtin......	13,000 [1]	3.5%	$14.475	6/1/15	$118,342	$299,902
	15,000 [2]	4.0%	$17.49	5/15/16	$164,991	$418,118
Peter J. Graham.......	13,000 [1]	3.5%	$14.475	6/1/15	$118,342	$299,902
	15,000 [2]	4.0%	$17.49	5/15/16	$164,991	$418,118

(1) These options were granted on June 2, 2005 and vested on June 2, 2006.

(2) These options were granted on May 16, 2006 and vested immediately.

(3) The options granted during 2006 have an exercise price not less than the fair market value of our common stock on the date of grant, and expire in ten years.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth information concerning all exercises of stock options during 2006 by our Named Executive Officers and the fiscal year-end value of unexercised stock options on an aggregated basis:

			Number of Securities Underlying Unexercised Options at June 3, 2006 (#)	Value of Unexercised In-the-Money Options at June 3, 2006 ($) [1]
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable/ Unexercisable [2]	Exercisable/ Unexercisable [2]
Anthony A. Lombardo...	None	None	415,996/ None	$2,768,905/ None
Jeffrey S. Peacock....	None	None	52,682/ None	$129,229/ None
Brad S. Schreck.......	None	None	66,958/ None	$276,792/ None
Dennis J. Curtin......	None	None	63,000/ None	$70,910/ None
Peter J. Graham......	None	None	60,817/ None	$318,070/ None

(1) An option is "in-the-money" if on June 3, 2006, the market price of the common stock exceeded the exercise price of the option. On June 3, 2006, the closing price of our common stock was $15.77. The value of these options is calculated by determining the difference between the aggregate market price of the stock covered by the options on June 3, 2006 and the aggregate exercise price of the options.

(2) Options are exercisable into our common stock.

Long-Term Incentive Plan Awards Table and Defined Benefit or Actuarial Plan Table

We did not make any awards under any long-term incentive plan in 2006 and do not maintain any defined benefit or actuarial plans.

Compensation of Directors

Directors who are not our employees are entitled to the following compensation: a monthly retainer of $2,000; a fee of $1,750 for each board meeting attended in person; a fee of $500 for each telephonic board meeting in which they participate; an annual grant of 1,000 shares of our common stock; and an annual grant of an option to purchase 4,000 shares of our common stock, which typically vests one year from date of grant. The Chairman of the Board is entitled to 1.75 times the above-referenced fees. Directors who serve on committees of the board and who are neither our employees nor the Chairman of the Board are entitled to a fee of $1,000 for each committee meeting attended in person and a fee of $500 for each telephonic committee meeting in which they participate, except that the committee chairmen are entitled to a fee of $1,500 for each committee meeting attended in person and $750 for each telephonic committee meeting in which they participate. Directors who are our employees do not receive any compensation for their services as directors.

Upon joining our board, new directors receive options for 24,000 shares of our common stock, which vest one-third per year over three years from date of grant.

In August 2005, our board of directors approved an annual expenditure of $20,000 towards the cost of an office and secretary for Paul S. Echenberg, the Chairman of our board of directors.

James L. Katz receives an additional monthly retainer of $1,000 for serving as Chairman of our Audit Committee.

Michael A. Davis, M.D., a Director Emeritus, provides us, on an ongoing basis, with consulting services in his capacity as our Medical Director. We paid Dr. Davis approximately $243,000 for his services during 2006.

We entered into an agreement, effective as of January 1, 2004, with Donald A. Meyer, a Director Emeritus, under which Mr. Meyer agreed to serve as the trustee of our 401(k) plan and to provide us with such other services as we may reasonably request from time-to-time. The agreement is for a term of 36 months unless terminated earlier pursuant to its terms. Mr. Meyer receives a monthly payment of $3,500 and reimbursement for reasonable business expenses incurred in providing services under the agreement. In 2006, we paid Mr. Meyer $42,000 under our agreement with him.

Employment Contracts and Termination of Employment and Change-In-Control Arrangements

Effective June 1, 2004, we amended our employment contract, entered into in 2000, with Anthony A. Lombardo in his capacity as our President and Chief Executive Officer. This amended employment contract provides for annual base salary at $360,000. The contract is cancelable at any time by either Mr. Lombardo or us, but provides for severance pay of two years base salary in the event of termination by us without cause, as defined in the contract. Unless cancelled earlier, the amended contract will terminate on May 31, 2007.

The information required by this caption for termination of employment and change in control arrangements is incorporated herein by reference to our Proxy Statement under the heading "Executive Compensation - Severance Arrangements."

Report on Repricing of Options/SARs

In 2006, we did not adjust or amend the exercise price of any stock options or SARs previously awarded to any of the Named Executive Officers.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

The following directors serve on our Compensation Committee: James L. Katz, James H. Thrall, M.D. and George P. Ward. None of the directors serving on our Compensation Committee is a current or former officer or employee of ours or any of our subsidiaries. None of these directors had any relationship required to be disclosed by us under Item 404 of Regulation S-K under the Securities Exchange Act of 1934.

Board Compensation Committee Report on Executive Compensation

The information required by this caption is incorporated herein by reference to our Proxy Statement under the heading "Executive Compensation - Compensation Committee Report on Executive Compensation."

Performance Graph

The information required by this caption is incorporated herein by reference to our Proxy Statement under the heading "Executive Compensation - Common Stock Performance Graph."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information, as of August 1, 2006, as to the beneficial ownership of our common stock, by (i) each person known by us to own beneficially more than 5% of our common stock, (ii) each of our directors, (iii) each of our Named Executive Officers, and (iv) all our directors and executive officers as a group:

Name and Address of Beneficial Owner	Shares Beneficially Owned [1]	Percent of Class
Linda B. Stern,.................... 23 Willets Road Old Westbury, NY 11568	1,955,279 [2]	17.9
Wellington Management Company,..... 75 State Street Boston, MA 02109	1,008,700 [3]	9.3
Ira Albert,....................... 1304 SW 160th Avenue, Suite 209 Ft. Lauderdale, FL 33326	800,042 [4]	7.4
Kopp Investment Advisors, LLC...... 7701 France Avenue South, Suite 500 Edina, MN 55435	574,240 [5]	5.3
David P. Meyers,.................. Director 813 Springdale Road Atlanta, GA 30306	553,728 [6]	5.1
Peter J. Graham,.................. Senior Vice President	486,244	4.4
Anthony A. Lombardo,............... President, Chief Executive Officer, Director	415,996	3.7
Paul S. Echenberg,................. Chairman of the Board and Chairman of the Board of E-Z-EM Canada	126,044	1.2
Dennis J. Curtin,.................. Senior Vice President	83,200	*

Name and Address of Beneficial Owner	Shares Beneficially Owned [1]	Percent of Class
Brad S. Schreck,.................. Senior Vice President	66,958	*
James L. Katz,..................... Director	56,138	*
Jeffrey S. Peacock,................ Senior Vice President	52,682	*
Robert J. Beckman,................. Director	52,451	*
George P. Ward,.................... Director	51,951	*
John T. Preston,................... Director	38,000	*
James H. Thrall, M.D.,............. Director	37,000	*
All directors and executive officers as a group (13 persons)..	2,060,392 [6]	17.3

* Does not exceed 1%.

(1) Includes shares of our common stock issuable upon exercise of options currently exercisable or exercisable within 60 days from August 1, 2006 as follows: David P. Meyers (39,736), Peter J. Graham (60,817), Anthony A. Lombardo (415,996), Paul S. Echenberg (54,074), Dennis J. Curtin (63,000), Brad S. Schreck (66,958), James L. Katz (44,324), Jeffrey S. Peacock (52,682), Robert J. Beckman (47,951), George P. Ward (47,951), John T. Preston (37,000), James H. Thrall, M.D. (37,000) and all directors and executive officers as a group (1,007,489).

(2) As executor for the Estate of Howard S. Stern, Linda B. Stern is deemed to share beneficial ownership of all of the shares of our common stock beneficially owned by the Estate of Howard S. Stern, for total beneficial ownership of 1,880,974 shares, including 28,000 shares of our common stock issuable under currently exercisable options. In addition, Linda Stern is the sole beneficial owner of 74,305 shares. The information relating to Linda Stern's share ownership was obtained from a Schedule 13D/A dated May 23, 2006 and a Form 4 filed on July 28, 2006.

(3) Wellington Management Company's share information was obtained from a Schedule 13G dated February 14, 2006.

(4) Mr. Albert's share ownership was obtained from a Schedule 13D dated July 18, 2003.

(5) Kopp Investment Advisors, LLC's share information was obtained from a Schedule 13G dated January 20, 2006, filed on behalf of Kopp Investment Advisors, LLC, Kopp Holding Company, LLC, Kopp Holding Company and LeRoy C. Kopp.

(6) Excludes (i) 48,399 shares held by David P. Meyers' wife, (ii) 25,773.6 shares held by a trust established for the benefit of his children, and

(iii) 52,134 shares in which Mr. Meyers has a remainder interest and his mother has a life estate, as to which Mr. Meyers disclaims beneficial ownership. The information relating to Mr. Meyers' share ownership was obtained from a Form 4 filed by Mr. Meyers on June 5, 2006 and other information available to the Company.

Equity Compensation Plan Information

The following table sets forth information, as of June 3, 2006, with respect to compensation plans under which our equity securities are authorized for issuance.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	1,358,043	$12.23	129,070 [1]
Equity compensation plans not approved by security holders	None	None	None
Total	1,358,043	$12.23	129,070

[1] Consists of 24,675 shares reserved for issuance under our 2004 Stock and Incentive Award Plan and 104,395 shares reserved for issuance under our 1985 Employee Stock Purchase Plan.

Item 13. **Certain Relationships and Related Transactions**

We have split dollar life insurance arrangements with Linda B. Stern and Betty K. Meyers, which were entered into on May 27, 1998 and May 25, 1998, respectively. Linda Stern is a principal shareholder of our company and the widow of Howard S. Stern, a co-founder of our company. Betty Meyers is a shareholder of our company and the widow of Phillip H. Meyers, a co-founder of our company. She is also the mother of David P. Meyers, a director and a principal shareholder of our company. The Betty Meyers policy is owned by the Betty Meyers Life Insurance Trust, the beneficiaries of which include David P. Meyers. Annually, through fiscal 2002, we paid approximately $100,000 toward the cost of each life insurance policy. Because of the uncertainty of the treatment of split dollar life insurance policies under the Sarbanes-Oxley Act of 2002, beginning in fiscal year 2003, we stopped making payments toward the cost of such policies and do not anticipate making any payments in the future.

The aggregate amount of premiums paid by us for each policy is $500,000, the proceeds of which, under collateral assignment agreements, will be first used to repay all payments made by us for that policy. Additionally, beneficiaries of each policy may not borrow against the amount paid by us. Both Linda Stern and Betty Meyers have agreed to repay us for any shortfall between the cash surrender value of their respective policy and the aggregate amount of premiums paid by us. At June 3, 2006, the cash surrender value of such policies aggregated $1,756,000 and the aggregate amount of advances made by us totaled $1,000,000.

See Item 11. "Executive Compensation" for a description of our consulting agreements with Michael A. Davis, a former director, and Donald A. Meyer, a former director. The information included therein is incorporated by reference into this Item 13.

Item 14. **Principal Accountant Fees and Services**

The information required by this caption is incorporated herein by reference to our Proxy Statement under the headings "Executive Compensation - Principal Accountant Fees and Services."

Part IV

Item 15. **Exhibits and Financial Statement Schedules**

Page

(a) 1. **Financial Statements**

The following consolidated financial statements and supplementary data of Registrant and its subsidiaries required by Part II, Item 8, are included in Part IV of this report:

(a) 2. **Financial Statement Schedules**

The following consolidated financial statement schedule is included in Part IV of this report:

All other schedules are omitted because they are not applicable, or not required, or because the required information is included in the consolidated financial statements or notes thereto.

(a) 3. **Exhibits**

3.1	Restated Certificate of Incorporation of the Registrant, as amended	(a)
3.2	Amended and Restated Bylaws of the Registrant	(b)
10.1	1983 Stock Option Plan of the Registrant, as amended through October 19, 1999	(c)
10.2	1984 Directors and Consultants Stock Option Plan of the Registrant, as amended through October 12, 1995	(d)
10.3	Employee Stock Purchase Plan of the Registrant, as amended through September 30, 2002	(e)
10.4	Employment Agreement dated April 3, 2000 between E-Z-EM, Inc. and Anthony A. Lombardo	(f)

		Page
(a) 3.	**Exhibits (continued)**	
10.5	Income Deferral Program	(g)
10.6	Amendment dated August 24, 2004 to Employment Agreement dated April 3, 2000 between E-Z-EM, Inc. and Anthony A. Lombardo	(h)
10.7	2004 Stock and Incentive Award Plan	(i)
10.8	Asset Purchase Agreement dated January 16, 2005 by and among E-Z-EM, Inc. and O'Dell Engineering Ltd. and Philip O'Dell	(j)
10.9	Form of Non-statutory Stock Option Agreement for 2004 Stock and Incentive Award Plan (Employee)	(k)
10.10	Form of Non-statutory Stock Option Agreement for 2004 Stock and Incentive Award Plan (Member of the Board of Directors)	(l)
10.11	Form of Incentive Stock Option Agreement for 2004 Stock and Incentive Award Plan (Employee)	(m)
10.12	Amendment to Asset Purchase Agreement dated April 7, 2005 by and between E-Z-EM, Inc., O'Dell Engineering Ltd. and Philip C. O'Dell	(n)
10.13	Annual Incentive Plan	(o)
10.14	Agreement for Purchase and Sale dated November 30, 2005 by and between E-Z-EM, Inc. and B&R Machine and Tool Corp.	(p)
21	Subsidiaries of the Registrant	105
23	Consent of Independent Registered Public Accounting Firm	106
31.1	Certification pursuant to Rule 13a-14(a)/15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Anthony A. Lombardo)	107
31.2	Certification pursuant to Rule 13a-14(a)/15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Dennis J. Curtin)	109
32.1	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Anthony A. Lombardo)	111
32.2	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Dennis J. Curtin)	112

---

a) Incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form 8-A filed with the Commission on April 8, 2005.

b) Incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed with the

Commission on January 21, 2005.

c) Incorporated by reference to Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended February 26, 2000.

d) Incorporated by reference to Exhibit 10(b) to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended December 2, 1995, filed under Commission File No. 0-13003.

e) Incorporated by reference to Exhibit 10 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2002.

f) Incorporated by reference to Exhibit 10(e) to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 3, 2000.

g) Incorporated by reference to Exhibit 10(c) to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 29, 1993, filed under Commission File No. 0-13003.

h) Incorporated by reference to Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 29, 2004.

i) Incorporated by reference to Exhibit 99.2 to the Registrant's additional definitive proxy material filed with the Commission on October 25, 2004.

j) Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended February 26, 2005.

k) Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended February 26, 2005.

l) Incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended February 26, 2005.

m) Incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended February 26, 2005.

n) Incorporated by reference to Exhibit 10.12 to the Registrant's Annual Report on Form 10-K for the fiscal year ended May 28, 2005.

o) Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 3, 2005.

p) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on December 5, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

E-Z-EM, Inc.
(Registrant)

Date August 17, 2006

/s/ Anthony A. Lombardo
Anthony A. Lombardo, President, Chief Executive Officer, Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date August 17, 2006

/s/ Paul S. Echenberg
Paul S. Echenberg, Chairman of the Board, Director

Date August 17, 2006

/s/ Anthony A. Lombardo
Anthony A. Lombardo, President, Chief Executive Officer, Director (Principal Executive Officer)

Date August 17, 2006

/s/ Dennis J. Curtin
Dennis J. Curtin, Senior Vice President - Chief Financial Officer (Principal Financial and Chief Accounting Officer)

Date August 17, 2006

/s/ Robert J. Beckman
Robert J. Beckman, Director

Date August 17, 2006

/s/ James L. Katz
James L. Katz, Director

Date August 17, 2006

/s/ David P. Meyers
David P. Meyers, Director

Date August 17, 2006	/s/ John T. Preston John T. Preston, Director
Date August 17, 2006	/s/ James H. Thrall James H. Thrall, Director
Date August 17, 2006	/s/ George P. Ward George P. Ward, Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
E-Z-EM, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of E-Z-EM, Inc. and Subsidiaries (the "Company") as of June 3, 2006 and May 28, 2005, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for the fifty-three weeks ended June 3, 2006 and the fifty-two weeks ended May 28, 2005 and May 29, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of E-Z-EM, Inc. and Subsidiaries as of June 3, 2006 and May 28, 2005, and the consolidated results of their operations and their consolidated cash flows for the fifty-three weeks ended June 3, 2006 and the fifty-two weeks ended May 28, 2005 and May 29, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II – Valuation and Qualifying Accounts is presented for the purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. For each of the fifty-three weeks ended June 3, 2006 and the fifty-two weeks ended May 28, 2005 and May 29, 2004, this schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of E-Z-EM, Inc. and Subsidiaries' internal control over financial reporting as of June 3, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 4, 2006 expressed an unqualified opinion thereon.

/s/ Grant Thornton LLP

Melville, New York
August 4, 2006

E-Z-EM, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS
(in thousands)

ASSETS	June 3, 2006	May 28, 2005
CURRENT ASSETS		
Cash and cash equivalents	$ 6,822	$ 10,183
Debt and equity securities, at fair value	33,446	18,419
Accounts receivable, principally trade, net of allowance for doubtful accounts of $919 in 2006 and $869 in 2005	20,909	17,677
Inventories, net	27,152	22,822
Refundable income taxes	2,040	1,444
Other current assets	5,012	4,705
Total current assets	95,381	75,250
PROPERTY, PLANT AND EQUIPMENT - AT COST, less accumulated depreciation and amortization	13,048	13,256
INTANGIBLE ASSETS, less accumulated amortization of $848 in 2006 and $504 in 2005	4,123	4,867
DEBT AND EQUITY SECURITIES, at fair value	1,088	746
CASH SURRENDER VALUE OF LIFE INSURANCE	6,335	6,482
OTHER ASSETS	3,817	1,454
NONCURRENT ASSETS HELD FOR DISPOSAL		3,593
Total assets	$123,792	$105,648

The accompanying notes are an integral part of these financial statements.

E-Z-EM, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

LIABILITIES AND STOCKHOLDERS' EQUITY	June 3, 2006	May 28, 2005
CURRENT LIABILITIES		
Notes payable		$ 347
Current maturities of long-term debt	$ 31	99
Accounts payable	5,721	5,069
Accrued liabilities	12,515	9,916
Accrued income taxes	53	207
Total current liabilities	18,320	15,638
LONG-TERM DEBT, less current maturities		85
OTHER NONCURRENT LIABILITIES	3,630	4,205
Total liabilities	21,950	19,928
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred stock, par value $.10 per share - authorized, 1,000,000 shares; issued, none		
Common stock, par value $.10 per share - authorized, 16,000,000 shares; issued and outstanding 10,862,899 shares in 2006 and 10,827,772 shares in 2005 (excluding 89,205 shares held in treasury in 2006 and 2005)	1,086	1,083
Additional paid-in capital	30,071	28,478
Retained earnings	64,263	54,497
Accumulated other comprehensive income	6,422	1,662
Total stockholders' equity	101,842	85,720
Total liabilities and stockholders' equity	$123,792	$105,648

The accompanying notes are an integral part of these financial statements.

E-Z-EM, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands, except per share data)

	Fifty-three weeks ended June 3, 2006	Fifty-two weeks ended May 28, 2005	Fifty-two weeks ended May 29, 2004
Net sales	$138,369	$113,075	$100,609
Cost of goods sold	78,649	65,039	60,552
Gross profit	59,720	48,036	40,057
Operating expenses			
Selling and administrative	44,078	36,172	31,720
Plant closings and operational restructuring costs	438	2,917	1,771
Gain on sale of real property	(1,205)		
Research and development	5,983	5,494	4,467
Total operating expenses	49,294	44,583	37,958
Operating profit	10,426	3,453	2,099
Other income (expense)			
Interest income	831	365	788
Interest expense	(441)	(349)	(316)
Other, net	(114)	3,090	2,971
Earnings from continuing operations before income taxes	10,702	6,559	5,542
Income tax provision	936	851	1,944
Earnings from continuing operations	9,766	5,708	3,598
Earnings from discontinued operation, net of income tax provision of $1,103 in 2005 and $1,238 in 2004		1,228	3,128
NET EARNINGS	$ 9,766	$ 6,936	$ 6,726
Basic earnings per common share			
From continuing operations	$ .90	$ .53	$ .35
From discontinued operation, net of income tax provision		.11	.30
Net earnings	$ .90	$ .64	$ .65
Diluted earnings per common share			
From continuing operations	$ .88	$ .52	$ .34
From discontinued operation, net of income tax provision		.11	.29
Net earnings	$ .88	$ .63	$ .63

The accompanying notes are an integral part of these financial statements.

E-Z-EM, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Fifty-three weeks ended June 3, 2006 and fifty-two weeks ended May 28, 2005 and May 29, 2004 (in thousands, except share data)

	Common stock		Additional paid-in	Retained	Accumulated other comprehensive		Compre-hensive income
	Shares	Amount	capital	earnings	income (loss)	Total	(loss)
Balance at May 31, 2003	10,101,374	$1,010	$21,598	$66,464	$ (470)	$ 88,602	
Exercise of stock options, net of 8,828 shares tendered for exercise and withholding taxes	624,146	63	3,046			3,109	
Income tax benefits on stock options exercised			1,912			1,912	
Compensation related to stock option plans			5			5	
Issuance of stock	10,096	1	123			124	
Purchase of treasury stock	(37,400)	(4)	(413)			(417)	
Common stock subscription on effective date of subsidiary's initial public offering, net of financing costs and minority interest			12,174			12,174	
Net earnings				6,726		6,726	$6,726
Cash dividend ($.25 per common share)				(2,552)		(2,552)	
Unrealized holding gain on debt and equity securities							
Arising during the year					3,543	3,543	3,543
Reclassification adjustment for gains included in net earnings					(1,868)	(1,868)	(1,868)
Increase in fair market value on interest rate swap					182	182	182
Foreign currency translation adjustments					235	235	235
Comprehensive income							$8,818
Balance at May 29, 2004	10,698,216	1,070	38,445	70,638	1,622	111,775	
Exercise of stock options, net of 6,143 shares tendered to satisfy withholding taxes	120,789	12	372			384	
Income tax benefits on stock options exercised			1,358			1,358	
Compensation related to stock option plans, net of income tax benefit			435			435	
Issuance of stock	8,767	1	107			108	
Proceeds from subsidiary's initial public offering, net of financing costs and minority interest			1,442			1,442	
Net earnings				6,936		6,936	$6,936
Cash dividend ($.30 per common share)				(3,220)		(3,220)	
Net book value of discontinued operation at date of spin-off			(13,681)	(19,357)	173	(33,365)	
Unrealized holding gain on debt and equity securities							
Arising during the year					1,148	1,148	1,148
Reclassification adjustment for gains included in net earnings					(3,270)	(3,270)	(3,270)

E-Z-EM, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (continued)

Fifty-three weeks ended June 3, 2006 and fifty-two weeks ended May 28, 2005 and May 29, 2004
(in thousands, except share data)

	Common stock Shares	Common stock Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total	Comprehensive income (loss)
Decrease in fair market value on interest rate swap through date of spin-off of discontinued operation					(55)	(55)	(55)
Foreign currency translation adjustments					2,044	2,044	2,044
Comprehensive income							$ 6,803
Balance at May 28, 2005	10,827,772	1,083	28,478	54,497	1,662	85,720	
Exercise of stock options	27,127	3	182			185	
Income tax benefits on stock options exercised			1,228			1,228	
Compensation related to stock option plans, net of income tax benefit			54			54	
Issuance of stock	8,000		129			129	
Net earnings				9,766		9,766	$ 9,766
Unrealized holding gain on debt and equity securities					215	215	215
Foreign currency translation adjustments					4,545	4,545	4,545
Comprehensive income							$14,526
Balance at June 3, 2006	10,862,899	$1,086	$30,071	$64,263	$6,422	$101,842	

The accompanying notes are an integral part of this financial statement.

E-Z-EM, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fifty-three weeks ended June 3, 2006	Fifty-two weeks ended May 28, 2005	May 29, 2004
Cash flows from operating activities:			
Net earnings	$ 9,766	$ 6,936	$ 6,726
Earnings from discontinued operation, net of tax		(1,228)	(3,128)
Adjustments to reconcile net earnings to net cash provided by operating activities			
Depreciation and amortization	3,673	3,159	2,992
Impairment of long-lived assets	183	500	
Gain on sale of investments	(100)	(3,270)	(2,622)
Provision for doubtful accounts	77	111	106
(Gain) loss on sale of assets	(1,157)	68	(12)
Tax benefit on exercise of stock options	1,228	1,358	1,912
Deferred income tax benefit	(1,208)	(325)	(574)
Stock option compensation cost	86	427	
Other non-cash items	126	98	(480)
Changes in operating assets and liabilities, net of business divested			
Accounts receivable	(3,309)	(1,201)	(306)
Inventories	(4,330)	(3,857)	935
Other current assets	(1,072)	(270)	(814)
Other assets	(311)	(457)	(687)
Accounts payable	652	1,308	628
Accrued liabilities	1,012	2,111	905
Accrued income taxes	(154)	32	162
Other noncurrent liabilities	308	96	250
Net cash provided by operating activities of discontinued operation		567	2,499
Net cash provided by operating activities	5,470	6,163	8,492
Cash flows from investing activities:			
Additions to property, plant and equipment	(1,749)	(4,163)	(2,352)
Proceeds from sale of assets	4,774	408	1,392
Purchase of intangible assets		(3,094)	
Proceeds from sale of investments	100	600	
Investments at cost		(100)	(100)
Available-for-sale securities			
Purchases	(212,986)	(65,295)	(23,189)
Proceeds from sale	197,959	62,670	21,981
Net cash used in investing activities of discontinued operation		(11,141)	(996)
Net cash used in investing activities	(11,902)	(20,115)	(3,264)

E-Z-EM, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(in thousands)

	Fifty-three weeks ended	Fifty-two weeks ended	
	June 3, 2006	May 28, 2005	May 29, 2004
Cash flows from financing activities:			
Repayments of debt	$ (476)	$ (344)	$ (425)
Proceeds from issuance of debt		93	151
Proceeds from repayment of debt by discontinued operation		3,000	
Dividends paid		(3,220)	(2,552)
Proceeds from exercise of stock options	185	384	3,109
Purchase of treasury stock			(417)
Proceeds from issuance of stock in connection with the stock purchase plan	3	10	8
Cash distributed with discontinued operation		(8,453)	
Net cash provided by (used in) financing activities of discontinued operation		18,958	(1,503)
Net cash provided by (used in) financing activities	(288)	10,428	(1,629)
Effect of exchange rate changes on cash and cash equivalents	3,359	1,373	215
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,361)	(2,151)	3,814
Cash and cash equivalents Beginning of year	10,183	12,334	8,520
End of year	$ 6,822	$10,183	$12,334
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 353	$ 95	$ 236
Income taxes (net of refunds of $2 in 2006 and $269 in 2004)	$ 1,798	$ 2,283	$1,311
Supplemental disclosure of non-cash financing activities:			
Purchase of intangible assets		$ 1,877	
Common stock subscription on effective date of subsidiary's initial public offering, net of financing costs, excluding minority interest of $6,496			$18,670

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist the reader in understanding and evaluating the consolidated financial statements. These policies are in conformity with accounting principles generally accepted in the United States of America, and have been applied consistently in all material respects.

Nature of Business

E-Z-EM, Inc. and its subsidiaries ("the Company" or "E-Z-EM") is a leading provider of medical products used by radiologists, gastroenterologists and speech language pathologists primarily in screening for and diagnosing diseases and disorders of the gastrointestinal ("GI") tract. Products are used for colorectal cancer screening, evaluation of swallowing disorders (dysphagia), and testing for other diseases and disorders of the GI system. The Company is also active in Healthcare Decontamination with its Reactive Skin Decontamination Lotion (RSDL) product - a liquid skin decontaminant that breaks down chemical agents such as Sarin or VX in seconds, leaving a non-toxic liquid that can be washed away with water. The Company also leverages its capacities in manufacturing, automation and quality control by offering contract manufacturing to third-party businesses.

Prior to the spin-off of AngioDynamics, Inc. ("AngioDynamics") on October 30, 2004, the Company was also a provider of innovative medical devices used in minimally invasive, image-guided procedures to treat peripheral vascular disease, or PVD. AngioDynamics designed, developed, manufactured and marketed a broad line of therapeutic and diagnostic devices that enabled interventional physicians (interventional radiologists, vascular surgeons and others) to treat PVD and other non-coronary diseases.

Basis of Consolidation

The consolidated financial statements include the accounts of E-Z-EM, Inc. and all wholly owned subsidiaries, as well as the accounts of AngioDynamics through its spin-off on October 30, 2004. As a result of the spin-off, AngioDynamics is reported separately as a discontinued operation for all periods presented within the consolidated financial statements (see Note B). All significant intercompany balances and transactions have been eliminated.

Operations outside the U.S. are included in the consolidated financial statements and consist of: a subsidiary operating a mining and chemical processing operation in Nova Scotia, Canada and a manufacturing and marketing facility in Montreal, Canada; a subsidiary promoting and distributing products located in Japan; a subsidiary promoting and distributing products located in the United Kingdom; and a subsidiary promoting and distributing products located in Holland.

Fiscal Year

The Company reports on a fiscal year that concludes on the Saturday nearest to May 31. Fiscal year 2006 ended on June 3, 2006, for a reporting period of fifty-three weeks. Fiscal years 2005 and 2004 ended on May 28, 2005 and May 29, 2004, respectively, for reporting periods of fifty-two weeks.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

The Company considers all unrestricted highly liquid investments purchased with a maturity of less than three months to be cash equivalents. Included in cash equivalents are Eurodollar investments and certificates of deposit of $750,000 and $1,321,000 at June 3, 2006 and May 28, 2005, respectively. The carrying amount of these financial instruments reasonably approximates fair value because of their short maturity. Foreign-denominated cash and cash equivalents aggregated $4,186,000 and $7,975,000 at June 3, 2006 and May 28, 2005, respectively.

As of June 3, 2006 and May 28, 2005, approximately $6,306,000 and $9,003,000, respectively, of cash held by financial institutions in the U.S. and other countries exceeded Federal Deposit Insurance Corporation and other government agencies insured amounts.

Debt and Equity Securities

Debt and equity securities are classified as "available-for-sale securities" and reported at fair value, with unrealized gains and losses excluded from operations and reported as a component of accumulated other comprehensive income, net of the related tax effects, in stockholders' equity. Cost is determined using the specific identification method.

Accounts Receivable

Accounts receivable, principally trade, are generally due within 30 to 90 days and are stated at amounts due from customers, net of an allowance for doubtful accounts. The Company performs ongoing credit evaluations and adjusts credit limits based upon payment history and the customer's current credit worthiness, as determined by a review of their current credit information. The Company continuously monitors aging reports, collections and payments from customers and maintains a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within expectations and the provisions established, the Company cannot guarantee the same credit loss rates will be experienced in the future. The Company writes off accounts receivable when they become uncollectible.

Changes in the Company's allowance for doubtful accounts are as follows:

	June 3, 2006	May 28, 2005
	(in thousands)	
Beginning balance	$ 869	$ 851
Provision for doubtful accounts	77	111
Write-offs	(27)	(93)
Ending balance	$ 919	$ 869

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

Inventories are valued at the lower of cost (on the first-in, first-out method) or market. On a quarterly basis, the Company reviews inventory quantities on hand and analyzes the provision for excess and obsolete inventory based primarily on product expiration dating and its estimated sales forecast, which is based on sales history and anticipated future demand. At June 3, 2006 and May 28, 2005, reserve for excess and obsolete inventory was $2,053,000 and $1,902,000, respectively.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed principally using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the terms of the related leases or the useful life of the improvements, whichever is shorter. Expenditures for repairs and maintenance are charged to expense as incurred. Renewals and betterments are capitalized. Depreciation expense was $2,929,000, $2,922,000 and $2,859,000 for 2006, 2005 and 2004, respectively.

Accounting for Business Combinations, Goodwill and Intangible Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets", the Company accounts for all business combinations initiated after June 30, 2001 under the purchase method. In addition, all intangible assets acquired that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged are recognized as an asset apart from goodwill. In accordance with SFAS No. 142, goodwill and intangibles with indefinite lives, which are no longer amortized, are assessed for impairment annually, or as events or circumstances indicate that an asset may be impaired, by applying a fair value based test.

Intangible assets, which consist primarily of licenses, customer relationships, technology, trademarks and know-how, are being amortized on a straight-line basis over the estimated useful lives of the respective assets of approximately six and one half to ten years. The weighted average amortization period for intangible assets was 5.66 and 6.64 years at June 3, 2006 and May 28, 2005, respectively. Amortization of intangible assets was $744,000, $237,000 and $133,000 for 2006, 2005 and 2004, respectively. Estimated amortization expense related to these intangibles for the succeeding five years is as follows:

	(in thousands)
2007	$744
2008	$744
2009	$744
2010	$744
2011	$744

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

On an ongoing basis, management reviews the valuation and amortization of intangible assets to determine possible impairment by considering current operating results and comparing the carrying values to the anticipated undiscounted future cash flows of the related assets (see Note F).

Revenue Recognition

The Company recognizes revenue on the date the product is shipped, which is when title passes to the customer. Shipping and credit terms are negotiated on a customer-by-customer basis. Products are shipped primarily to distributors at agreed-upon list prices. The distributor then resells the products primarily to hospitals and, depending upon contracts between the Company, the distributor and the hospital, the distributor may be entitled to a rebate. The Company deducts all rebates from sales and has a provision for rebates based on historical information for all rebates that have not yet been submitted to the Company by the distributors.

Changes in our rebate allowance are as follows:

	June 3, 2006	May 28, 2005
	(in thousands)	
Beginning balance	$ 1,397	$ 1,611
Provision for rebates	25,855	21,949
Rebate credits issued	(25,386)	(22,163)
Ending balance	$ 1,866	$ 1,397

All product returns must be pre-approved by the Company and may be subject to a 20% restocking charge. To be accepted, a returned product must be unadulterated, undamaged and have at least 12 months remaining on its stated expiration date.

The Company records revenue on warranties and extended warranties on a straight-line basis over the terms of the related warranty contracts, which generally cover one year. Deferred revenues related to warranties and extended warranties were $688,000 and $505,000 at June 3, 2006 and May 28, 2005, respectively, and are reported as a component of other current liabilities and other noncurrent liabilities in the accompanying balance sheets. Service costs are expensed as incurred.

Research and Development

The Company charges all costs incurred to establish the technological feasibility of a product or product enhancement to research and development expense.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Shipping and Handling Costs

Shipping and handling costs, associated with the distribution of finished product to customers, are recorded in costs of goods sold and are recognized when the related finished product is shipped to the customer.

Advertising

All costs associated with advertising are expensed when incurred. Advertising expense, included in selling and administrative expenses, was $1,189,000, $680,000 and $435,000 in 2006, 2005 and 2004, respectively.

Income Taxes

Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities and loss carryforwards and tax credit carryforwards for which income tax benefits are expected to be realized in future years. A valuation allowance has been established to reduce deferred tax assets as it is more likely than not that all, or some portion, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period in which the tax rate change is enacted.

Foreign Currency Translation

In accordance with SFAS No. 52, "Foreign Currency Translation," the Company has determined that the functional currency for its foreign subsidiaries is the local currency. This assessment considers that the subsidiaries' day-to-day operations are not dependent upon the economic environment of the parent's functional currency, financing is effected through their own operations, and the foreign operations primarily generate and expend foreign currency. Foreign currency translation adjustments are accumulated as a component of accumulated other comprehensive income in stockholders' equity.

Stock-Based Compensation

At June 3, 2006, the Company had three stock-based compensation plans, which are described more fully in Note Q. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation expense has been recognized under these plans for options granted to employees and to members of the Board of Directors, as all such options granted had exercise prices equal to or greater than the market value of the underlying common stock on the dates of grant. Compensation expense of $86,000, $453,000 and $5,000 in 2006, 2005 and 2004, respectively, was recognized under these and certain AngioDynamics plans for options granted to consultants and a former director serving as a consultant.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to options granted under these plans to employees and to members of the Board of Directors:

	2006	2005	2004
	(in thousands, except per share data)		
Net earnings, as reported	$9,766	$6,936	$6,726
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of income tax effects (see Note Q)	(2,393)	(2,808)	(563)
Pro forma net earnings	$7,373	$4,128	$6,163
Earnings per common share			
Basic - as reported	$ .90	$ .64	$ .65
Basic - pro forma	.68	.38	.60
Diluted - as reported	$ .88	$ .63	$ .63
Diluted - pro forma	.66	.38	.58

Earnings Per Common Share

Basic earnings per share are based on the weighted average number of common shares outstanding without consideration of potential common stock. Diluted earnings per share are based on the weighted average number of common and potential dilutive common shares outstanding. The calculation takes into account the shares that may be issued upon exercise of stock options, reduced by the shares that may be repurchased with the funds received from the exercise, based on the average price during the period.

The following table sets forth the reconciliation of the weighted average number of common shares:

	2006	2005	2004
		(in thousands)	
Basic	10,849	10,762	10,344
Effect of dilutive securities (stock options)	257	189	281
Diluted	11,106	10,951	10,625

Excluded from the calculation of earnings per common share, are options to purchase 193,750 shares of common stock at an exercise price of $17.49 per share for 2006, as their inclusion would be anti-dilutive. No options were excluded from the calculation of earnings per common share for 2005 and 2004.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company has estimated the fair value of financial instruments using available market information and other valuation methodologies in accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Instruments". Management of the Company believes that the fair value of financial instruments, consisting of cash and cash equivalents, accounts receivable and accounts payable, approximates carrying value due to the immediate or short-term maturity of these items. Management of the Company believes that the carrying value of notes payable and debt approximate their fair value based on rates available for debt with similar terms and maturities. Debt and equity securities are reported at their fair values based on market quotes.

Reclassifications

Certain reclassifications have been made to the 2004 amounts to conform to the 2005 presentation.

Effects of Recently Issued Accounting Pronouncements

In March 2004, the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") released Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 provides guidance for determining whether impairment for certain debt and equity investments is other-than-temporary and the measurement of an impaired loss. Certain disclosure requirements of EITF 03-1 were adopted in fiscal 2004, and the Company has complied with the new disclosure requirements in its consolidated financial statements. The recognition and measurement requirements of EITF 03-1 were initially effective for reporting periods beginning after June 15, 2004. In September 2004, the FASB Staff issued FASB Staff Position ("FSP") EITF 03-1-1, which delayed the effective date for certain measurement and recognition guidance contained in EITF 03-1. The FSP requires that entities continue to apply previously existing "other-than-temporary" guidance until a final consensus is reached. The Company does not anticipate that the issuance of a final consensus will materially impact its financial condition or results of operations.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In November 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs," an amendment of ARB No. 43, Chapter 4. The amendments made by SFAS No. 151 will improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 24, 2004. The adoption of this statement is not expected to have a material impact on the Company's financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 123 (R), "Share-Based Payment", which revises SFAS No. 123, "Accounting for Stock-Based Compensation" and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS No. 123 (R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123 (R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123 (R), only certain pro forma disclosures of fair value were required. In April 2005, the Securities and Exchange Commission adopted a new rule that amended the compliance dates of SFAS No. 123 (R) to require the implementation no later than the beginning of the first annual reporting period beginning after June 15, 2005. The adoption of this statement may have a material impact on the Company's financial condition and results of operations commencing with its fiscal quarter ending September 2, 2006.

In December 2004, the FASB issued Financial Staff Position No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004," ("FSP No. 109-2"). FSP No. 109-2 provides accounting guidance for the one-time tax deduction of 85% of certain foreign earnings that are repatriated, under a plan for reinvestment in the U.S., from controlled foreign subsidiaries in excess of a base amount as defined in the American Jobs Creation Act of 2004 ("AJCA"). The AJCA was enacted on October 22, 2004. FSP No. 109-2 allowed additional time for companies to evaluate the effects of the AJCA on any plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109. In May 2006, the Company adopted a domestic reinvestment plan, and its foreign subsidiary in the United Kingdom remitted cash dividends of $1,701,000 to the U.S. In conjunction with the repatriation, the Company recorded Federal income tax expense of $87,000 based on current tax law.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income for the period of the change. SFAS No. 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, SFAS No. 154 does not change the transition provisions of any existing accounting pronouncements. The Company does not believe the adoption of SFAS No. 154 will have a material impact on its financial condition or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109," ("FIN 48"). FIN 48 clarifies the accounting for uncertainties in income taxes recognized in an enterprise's financial statements. The Interpretation requires that the Company determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authority. If a tax position meets the more likely than not recognition criteria, FIN 48 requires the tax position be measured at the largest amount of benefit greater than 50 percent likely of being realized upon ultimate settlement. This accounting standard is effective for fiscal years beginning after December 15, 2006. The effect, if any, of adopting FIN 48 on the Company's financial position and results of operations has not been determined.

NOTE B - DISCONTINUED OPERATION

On May 27, 2004, AngioDynamics, the Company's former subsidiary, sold 1,950,000 shares of its common stock at $11.00 per share through an initial public offering ("IPO"). Proceeds of $19,949,000 from the IPO, net of certain financing costs, were received by AngioDynamics on June 2, 2004. At May 29, 2004, E-Z-EM owned 9,200,000 shares, or 82.5% of the 11,150,000 shares outstanding. On June 15, 2004, the underwriters of the IPO exercised their over-allotment option and acquired 292,500 shares at $11.00 per share, less underwriting discounts and commissions, and on June 18, 2004, AngioDynamics received net proceeds of $2,992,000. At June 15, 2004, E-Z-EM's ownership interest in AngioDynamics decreased to 80.4% (see Note P).

NOTE B - DISCONTINUED OPERATION (continued)

In February 2004, the Company received a favorable private letter ruling from the Internal Revenue Service regarding the tax-free treatment of the distribution of E-Z-EM's remaining ownership in AngioDynamics. On October 30, 2004, the Company made a tax-free, pro rata distribution of its 9,200,000 shares of AngioDynamics common stock to E-Z-EM shareholders of record as of October 11, 2004 (the "Record Date"). Based on the shares outstanding of each company on the Record Date, E-Z-EM shareholders received .856377 of a share of AngioDynamics stock for each share of E-Z-EM stock they owned on the Record Date. For all periods presented, AngioDynamics is accounted for as a discontinued operation in the Company's financial statements in accordance with SFAS No. 144, "Accounting for Impairment and Disposal of Long-Lived Assets." Amounts in the financial statements and related notes for all periods shown have been reclassified to reflect the discontinued operation.

In 2004, E-Z-EM entered into three agreements with AngioDynamics - a master separation and distribution agreement, a corporate agreement and a tax allocation and indemnification agreement - that relate to its relationship with AngioDynamics both before and after the separation of AngioDynamics from the Company. All of the agreements between the Company and AngioDynamics were made in the context of a parent-subsidiary relationship and were negotiated in the overall context of the spin-off.

Summarized results of operations for AngioDynamics, including minority interest, as reported in earnings from discontinued operation in the accompanying consolidated statements of earnings are as follows:

	2005	2004
	(in thousands)	
Net sales		
From unaffiliated customers	$22,342	$48,162
From affiliates	420	893
Total net sales	$22,762	$49,055
Earnings before income taxes	$ 2,628	$ 4,381
Income tax provision	1,103	1,238
Earnings before minority interest	1,525	3,143
Minority interest	297	15
Earnings from discontinued operation	$ 1,228	$ 3,128

For 2005, the results of operations for AngioDynamics represented twenty-two weeks' activity.

NOTE B - DISCONTINUED OPERATION (continued)

The following table represents summarized balance sheet information for AngioDynamics, including minority interest, as of the date of the spin-off, and is provided to assist in understanding the impact of the disposition on the consolidated balance sheet of the Company (amounts in thousands):

ASSETS	
Cash and cash equivalents	$10,237
Debt and equity securities	11,408
Accounts receivable	7,202
Inventory	9,200
Other current assets	1,363
Property, plant and equipment	7,559
Other assets	1,954
Total assets	$48,923
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current maturities of long-term debt	$ 160
Accounts payable	1,947
Accrued liabilities	2,214
Accrued income taxes	44
Long-term debt	3,060
Minority interest	8,133
Stockholder's equity	33,365
Total liabilities and stockholder's equity	$48,923

NOTE C - COMPREHENSIVE INCOME

The components of comprehensive income, net of related tax, are as follows:

	2006	2005	2004
		(in thousands)	
Net earnings	$ 9,766	$6,936	$6,726
Unrealized holding gain on debt and equity securities:			
Arising during the year, net of income tax provision of $127, $124 and $539 in 2006, 2005 and 2004, respectively	215	1,148	3,543
Reclassification adjustment for gains included in net earnings, net of income tax provision of $754 in 2004 (see Note G)		(3,270)	(1,868)
Increase (decrease) in fair value on interest rate swap:			
Arising during the year, net of income tax provision (benefit) of ($32) and $106 in 2005 and 2004, respectively		(55)	182
Foreign currency translation adjustments:			
Arising during the year	4,545	2,044	235
Comprehensive income	$14,526	$6,803	$8,818

The components of accumulated other comprehensive income, net of related tax, are as follows:

	June 3, 2006	May 28, 2005
	(in thousands)	
Unrealized holding gain on debt and equity securities, net of income tax liability of $308 and $181 at June 3, 2006 and May 28, 2005, respectively	$ 523	$ 308
Cumulative translation adjustments	5,899	1,354
Accumulated other comprehensive income	$6,422	$1,662

NOTE D - ASSET PURCHASE

On January 16, 2005, the Company entered into an Asset Purchase Agreement (the "Agreement") with O'Dell Engineering Ltd. and Philip O'Dell, the sole shareholder and officer of O'Dell Engineering.

Under the Agreement, the Company agreed to purchase all of O'Dell Engineering's assets related to its reactive skin decontamination lotion ("RSDL") business and technology. These assets include all licenses, intellectual property, customer orders, contracts and all other assets and properties relating to O'Dell Engineering's RSDL business and technology (collectively, the "RSDL Assets").

The purchase price for the RSDL Assets was (i) $5.0 million, of which $500,000 was paid upon signing the Agreement, $2.5 million was paid at closing on April 7, 2005, and the balance of which is payable in three installments over the two years following the closing and (ii) royalty payments, not to exceed $8.0 million in total, on sales of RSDL products over the seven years following the closing. The net present value of guaranteed payments totaled $4,877,000 and, together with transaction costs of $94,000, were allocated, based on their relative fair values as license agreements of $4,577,000 and customer relationships of $394,000 and reported in intangible assets in the accompanying balance sheet. The net present value of guaranteed future obligations totaling $1,877,000 was included in accrued liabilities and other noncurrent liabilities in the accompanying balance sheet at May 28, 2005 (see Note M).

The Agreement also provides that Philip O'Dell will provide consulting services to the Company over a three-year term, with diminishing time commitments in the second and third years, relating to commercialization of the RSDL technology. Under the consulting arrangement, Mr. O'Dell is entitled to royalty payments, calculated at 4% of net sales of patented products and 2% of net sales of unpatented products, for seven years based on inventions created, developed or introduced to the Company by him related to decontamination that are not part of the RSDL technology acquired by the Company. O'Dell Engineering and Mr. O'Dell also agreed not to compete with the Company in the sale of RSDL products or other decontamination products anywhere in the world for seven years following the closing of the acquisition.

NOTE E - PLANT CLOSINGS AND OPERATIONAL RESTRUCTURINGS

In February 2006, the Executive Committee of the Board of Directors approved a plan to wind down and close the operations of Toho Kagaku Kenkyusho Co., Ltd. ("Toho"), a wholly owned Japanese subsidiary. The decision to close Toho resulted from an inability to generate income from operations and to grow the business due to a limited product offering and scope of operations. Also, a recent change in manufacturing location required a re-registration of Toho's principal products with Japanese regulatory authorities, resulting in a projected interruption of supply during the first quarter of fiscal 2007. Management planned a market withdrawal on a staged basis so that current inventory could be sold, accounts receivable collected and the property sold in an organized fashion, while also satisfying all outstanding liabilities. As a result of this plan, foreign currency translation losses of $183,000 included in accumulated other comprehensive income have been charged to results of operations for 2006 in accordance with EITF Issue No. 01-5, "Application of FASB Statement No. 52 to an Investment Being Evaluated for Impairment That Will Be Disposed Of." EITF 01-5 requires that accumulated foreign currency translation adjustments be included as part of the carrying amount of a foreign investment being evaluated for impairment under a committed plan of disposal. For 2006, project costs, primarily severance and the above-mentioned impairment, aggregated $333,000, and the Company expects to incur up to an additional $250,000 in project costs during the first quarter of 2007. The decision to close the Toho operations resulted in a deduction for U.S. Federal income tax purposes of approximately $7,296,000. For 2006, the Company recorded a Federal tax benefit of $2,481,000 relating to this tax deduction.

In May 2005, the Company substantially completed its plan to further streamline its operations, specifically by moving its powder-based barium production in Westbury, N.Y. to its manufacturing facility in Montreal, Canada. For 2006 and 2005, project costs aggregated $105,000 and $2,917,000, respectively, of which approximately $1,761,000 of the 2005 amount was severance relating to 69 employees, with the balance primarily for training, relocation and regulatory costs. At May 28, 2005, the liability for this restructuring, which is included in accrued liabilities, approximated $598,000. On January 31, 2006, the Company completed the sale of its Westbury manufacturing facility for $5,100,000. As a result, the Company recognized a gain on the sale of this property of $1,205,000 during 2006.

Changes in project costs are as follows:

	June 3, 2006	May 28, 2005
	(in thousands)	
Beginning balance	$ 598	
Recorded	105	$2,917
Paid	(703)	(2,319)
Ending balance	$ -	$ 598

NOTE E - PLANT CLOSINGS AND OPERATIONAL RESTRUCTURINGS (continued)

In May 2004, the Company completed the closing of its device manufacturing facility in San Lorenzo, Puerto Rico, as well as its heat-sealing operation in Westbury, New York, each of which was part of the E-Z-EM segment. The Company currently outsources these operations to a third-party manufacturer. This realignment was part of the Company's strategic plan of restructuring its operations to achieve greater efficiency. For 2004, project costs, primarily severance relating to 98 employees, aggregated $1,771,000. At May 29, 2004, the liability for the plant closing and operational restructuring, which was included in accrued liabilities, approximated $219,000. In May 2004, the Company sold the land and building encompassing its San Lorenzo facility for $1,250,000 and recognized a gain on the sale of $114,000.

Changes in project costs are as follows:

	May 28, 2005 (in thousands)
Beginning balance	$ 219
Recorded	
Paid	(219)
Ending balance	$ -

NOTE F - ASSET IMPAIRMENT CHARGES

In accordance with EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", the Company recorded an impairment charge in the fourth quarter of 2005, with no associated tax benefit, of $500,000, relating to its investment in 3CPM Company, Inc. ("3CPM"), as it was determined that the fair value of such investment was zero, with no future cash flows anticipated due to 3CPM's inability to generate income from operations or raise additional capital. 3CPM is a Delaware corporation, based in Towson, Maryland, that develops non-invasive GI diagnostic equipment. The Company's investment in 3CPM was accounted for at cost. For 2005, the impairment charge is included in the consolidated statement of earnings under the caption "Other, net".

NOTE G - DEBT AND EQUITY SECURITIES

Debt and equity securities at June 3, 2006 consisted of the following:

	Amortized cost	Fair value	Unrealized holding gain
		(in thousands)	
Current			
Available-for-sale securities (carried on the balance sheet at fair value)			
Municipal bonds with maturities			
Due in 1 through 10 years	$ 2,000	$ 2,000	
Due after 10 years and through 20 years	16,525	16,525	
Due after 20 years	14,765	14,765	
Other	156	156	
	$33,446	$33,446	
Noncurrent			
Available-for-sale securities (carried on the balance sheet at fair value)			
Equity securities	$ 257	$ 1,088	$ 831
	$ 257	$ 1,088	$ 831

Debt and equity securities at May 28, 2005 consisted of the following:

	Amortized cost	Fair value	Unrealized holding gain
		(in thousands)	
Current			
Available-for-sale securities (carried on the balance sheet at fair value)			
Municipal bonds with maturities			
Due after 10 years and through 20 years	$10,000	$10,000	
Due after 20 years	8,260	8,260	
Other	159	159	
	$18,419	$18,419	
Noncurrent			
Available-for-sale securities (carried on the balance sheet at fair value)			
Equity securities	$ 257	$ 746	$ 489
	$ 257	$ 746	$ 489

NOTE G - DEBT AND EQUITY SECURITIES (continued)

During 2005, the Company sold 400,000 shares of its investment in Cedara Software Corporation, resulting in a gain of $3,270,000, which is included in the consolidated statement of earnings under the caption "Other, net". During 2004, the Company sold 351,396 shares of its investment in Cedara Software Corporation and 40,000 shares of its investment in Vital Images, Inc., resulting in a gain of $2,622,000, which is included in the consolidated statement of earnings under the caption "Other, net".

NOTE H - INVENTORIES

Inventories consist of the following:

	June 3, 2006	May 28, 2005
	(in thousands)	
Finished goods	$12,246	$10,305
Work in process	608	573
Raw materials	14,298	11,944
	$27,152	$22,822

NOTE I - PROPERTY, PLANT AND EQUIPMENT, AT COST

Property, plant and equipment are summarized as follows:

	Estimated useful lives	June 3, 2006	May 28, 2005
		(in thousands)	
Building and building improvements	7 to 30 years	$ 7,590	$ 6,532
Machinery and equipment	3 to 10 years	33,818	30,893
Leasehold improvements	Shorter of lease term or useful life	1,398	1,144
		42,806	38,569
Less accumulated depreciation and amortization		30,980	26,658
		11,826	11,911
Land		1,222	1,345
		$13,048	$13,256

NOTE J - INCOME TAXES

Income tax expense analyzed by category and by income statement classification is summarized as follows:

	2006	2005	2004
		(in thousands)	
Current			
Federal	$ 851	$ 291	$1,409
State and local	76	55	41
Foreign	1,217	830	1,068
Subtotal	2,144	1,176	2,518
Deferred	(1,208)	(325)	(574)
Total	$ 936	$ 851	$1,944

Temporary differences that give rise to deferred tax assets and liabilities are summarized as follows:

	June 3, 2006	May 28, 2005
	(in thousands)	
Deferred tax assets		
Tax operating loss carryforwards	$2,421	$1,455
Capital loss carryforwards	332	141
Tax credit carryforwards	20	65
Alternative minimum tax credit carryforward	4	4
Impairment of long-lived assets	541	745
Expenses incurred not currently deductible	1,407	1,104
Deferred compensation costs	1,014	973
Inventories	113	305
Write-down of investments	185	681
Other	289	233
Gross deferred tax asset	6,326	5,706
Deferred tax liabilities		
Excess tax over book depreciation	910	896
Unrealized investment gains	307	181
Other	91	64
Gross deferred tax liability	1,308	1,141
Valuation allowance	(2,413)	(2,924)
Net deferred tax asset	$2,605	$1,641

NOTE J - INCOME TAXES (continued)

If not utilized, the tax operating loss carryforwards of $2,421,000 will expire in various amounts over the years 2007 through 2026 and the tax credit carryforwards of $20,000 will expire in 2013. Capital loss carryforwards of $171,000 will expire in 2011 and capital loss carryforwards of $161,000 do not expire.

At June 3, 2006, undistributed earnings of certain foreign subsidiaries aggregated $27,337,000 that will not be subject to U.S. tax until distributed as dividends. Any taxes paid to foreign governments on these earnings may be used, in whole or in part, as credits against the U.S. tax on any dividends distributed from such earnings. On remittance, certain foreign countries impose withholding taxes that are then available for use as credits against a U.S. tax liability, if any, subject to certain limitations. The amount of withholding tax that would be payable on remittance of the entire amount of undistributed earnings would approximate $1,351,000. The Company has not provided taxes on the undistributed earnings of its wholly owned foreign subsidiaries, because the extent of taxes paid to certain foreign governments would be deemed to approximate the estimated U.S. taxes, and may be used as credits against such U.S. taxes. In addition, the Company has no present plans to distribute earnings from any of its foreign subsidiaries.

Deferred tax assets and liabilities are included in the consolidated balance sheets as follows:

	June 3, 2006	May 28, 2005
	(in thousands)	
Current - Other current assets	$1,209	$1,378
Noncurrent - Other assets	2,100	872
Noncurrent - Other noncurrent liabilities	(704)	(609)
Net deferred tax asset	$2,605	$1,641

Earnings from continuing operations before income taxes for U.S. and international operations consist of the following:

	2006	2005	2004
		(in thousands)	
U.S.	$ 7,452	$ 549	$2,356
International	3,250	6,010	3,186
	$10,702	$6,559	$5,542

NOTE J - INCOME TAXES (continued)

The Company's consolidated income tax provision has differed from the amount that would be provided by applying the U.S. Federal statutory income tax rate to the Company's earnings from continuing operations before income taxes for the following reasons:

	2006	2005	2004
		(in thousands)	
Income tax provision	$ 936	$ 851	$1,944
Effect of:			
State income taxes, net of Federal tax benefit	(53)	(34)	(28)
Research and development tax credit	34	47	112
Dividend repatriation	(87)		
Tax-exempt portion of investment income	214	95	24
Change in valuation allowance	456	1,447	(247)
Tax benefit associated with the closing of a foreign entity	2,481		
Utilization of net operating loss carryforwards previously not given benefit by foreign entity			174
Losses of foreign entities generating no current tax benefit	(281)	(62)	(107)
Nontaxable income	134	108	293
Nondeductible expenses	(233)	(309)	(167)
Other	38	87	(114)
Income tax provision at statutory tax rate of 34%	$3,639	$2,230	$1,884

For 2006, the Company's unusually low effective tax rate of 9% differed from the Federal statutory tax rate of 34% due primarily to: i) a tax benefit of $2,481,000 for the closing of our Japanese subsidiary; and ii) the reversal of a valuation allowance of $456,000 for a previously impaired, non-core equity security, since it is now more likely than not that such benefit will be realized. For 2005, the Company's effective tax rate of 13% differed from the Federal statutory tax rate of 34% due primarily to the reversal of valuation allowances for a previously impaired, non-core equity security sold in 2005 and losses of a U.S. subsidiary which operated in Puerto Rico, partially offset by non-deductible expenses, including stock option compensation costs of $377,000. For 2004, the Company's effective tax rate of 35% differed from the Federal statutory tax rate of 34% due primarily to not currently deductible losses incurred at the Company's subsidiary in Puerto Rico and non-deductible expenses, partially offset by non-taxable imputed interest on loans to AngioDynamics of $596,000 and the utilization of previously unrecorded net operating loss carryforwards in certain foreign jurisdictions. The losses incurred at the Company's subsidiary in Puerto Rico resulted from the closing of this facility and the outsourcing of its operations.

NOTE J - INCOME TAXES (continued)

The U.S. Federal income tax returns of the Company through May 31, 2002 are closed by Internal Revenue Code regulations.

NOTE K - NOTES PAYABLE

Notes payable consist of the following:

	June 3, 2006	May 28, 2005
	(in thousands)	
Japanese bank note		$255
Other		92
	$ -	$347

The Company's Canadian subsidiary has available $1,817,000 (Canadian $2,000,000) under a line of credit with a bank, which is collateralized by accounts receivable and inventory and expires on October 31, 2006.

During 2006, 2005 and 2004, the weighted average interest rates on short-term debt were 4.73%, 4.80% and 4.80%, respectively.

NOTE L - LONG-TERM DEBT

Long-term debt consists of the following:

	June 3, 2006	May 28, 2005
	(in thousands)	
Japanese bank loan		$ 95
Other	$ 31	89
	31	184
Less current maturities	31	99
	$ -	$ 85

At June 3, 2006, future minimum principal payments on long-term debt were as follows:

	(in thousands)
2007	$ 31
	$ 31

NOTE M - ACCRUED LIABILITIES AND OTHER NONCURRENT LIABILITIES

Accrued liabilities consist of the following:

	June 3, 2006	May 28, 2005
	(in thousands)	
Payroll and related expenses	$ 7,976	$6,110
Liability for assets acquired (see Note D)	669	1,258
Other	3,870	2,548
	$12,515	$9,916

Other noncurrent liabilities consist of the following:

	June 3, 2006	May 28, 2005
	(in thousands)	
Deferred compensation	$2,738	$2,629
Liability for assets acquired (see Note D)		634
Deferred taxes	704	609
Other	188	333
	$3,630	$4,205

NOTE N - RETIREMENT PLANS

E-Z-EM provides pension benefits through a Profit-Sharing Plan, under which E-Z-EM makes discretionary contributions to eligible employees, and a companion 401(k) Plan, under which eligible employees can defer a portion of their annual compensation, part of which is matched by E-Z-EM. This plan covers all E-Z-EM employees not otherwise covered by collective bargaining agreements. In 2006, 2005 and 2004, profit-sharing contributions were $473,000, $466,000 and $485,000, respectively, and 401(k) matching contributions were $297,000, $294,000 and $293,000, respectively. E-Z-EM also contributed $14,000, $29,000 and $40,000 in 2006, 2005 and 2004, respectively, to a multiemployer pension plan for employees covered by a collective bargaining agreement. This plan is not administered by E-Z-EM and contributions are determined in accordance with provisions of negotiated labor contracts.

E-Z-EM Canada Inc., a wholly owned subsidiary of the Company, also provides pension benefits to eligible employees through two Defined Contribution Plans. In 2006, 2005 and 2004, contributions were $251,000, $180,000 and $150,000, respectively.

NOTE O - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is committed under non-cancelable operating leases for facilities, automobiles and equipment. During 2006, 2005 and 2004, aggregate rental costs under all operating leases were approximately $2,428,000, $1,766,000 and $1,658,000, respectively, of which approximately $28,000 was paid to related parties in 2004. Future annual operating lease payments in the aggregate, which include escalation clauses and real estate taxes, with initial remaining terms of more than one year at June 3, 2006, are summarized as follows:

	(in thousands)
2007	$1,842
2008	1,757
2009	1,686
2010	1,710
2011	303
Thereafter	24
	$7,322

Purchase Commitments

Purchase commitments for open purchase orders at June 3, 2006 for which goods and services had not been received were approximately $2,307,000.

Employment Contract

The Company has an employment contract with its president and chief executive officer that is cancelable at any time, but provides for severance pay of two years base salary in the event such executive is terminated by the Company without cause, as defined in the contract. Unless cancelled earlier, the contract will terminate on May 31, 2007. Aggregate minimum compensation commitments under this contract at June 3, 2006, and relating to fiscal 2007, are $720,000.

Other Matters

During 2004, the Company was notified by a competitor that it believed specific claims contained in issued United States patents owned by this competitor may be relevant to certain features of the Company's electromechanical injector systems. In August 2005, the Company entered into a licensing arrangement covering the design and form of its injector systems as of the date of such agreement. At May 28, 2005, the Company recorded an estimated liability in this matter of $350,000 that the Company believes relieved it of all claims relating to prior sales. This amount was paid in 2006.

NOTE O - COMMITMENTS AND CONTINGENCIES (continued)

Litigation Matters

The Company was named as a co-defendant in an action entitled Jeffrey Madison d/b/a Maqguide.com vs. Avail Medical Products, Inc. et al., Case No. 05CC03584 filed in Superior Court for the State of California, Orange County, on February 28, 2005. The complaint alleged that in March 2003, the Company sought a contract manufacturer to manufacture and supply certain medical products and the Company, acting through its agent, Sopheon Corporation, solicited Maqguide to assist in this process. The complaint alleged that, acting on this information, Maqguide contacted Avail Medical Products, Inc., or Avail, about this opportunity and helped negotiate a final agreement between the Company and Avail. The complaint further alleged that Maqguide had an agreement with Avail that required Avail to pay a commission to Maqguide upon the execution of the agreement with the Company. The complaint alleged 18 causes of action against all of the defendants, including breach of contract, breach of the covenant of good faith, quantum meruit, fraud and deceit, promissory estoppel, conspiracy and conversion. The complaint sought compensatory, punitive and other monetary damages in an unspecified amount in excess of $25,000. This matter has been settled for $20,000, of which the Company was responsible for $10,000, and a notice of dismissal with prejudice was entered into the court on June 26, 2006.

AngioDynamics and E-Z-EM were named as co-defendants in an action entitled Duhon, et. al vs. Brezoria Kidney Center, Inc. et. al, case no. 27084 filed in the District Court of Brezoria County, Texas, 239th Judicial District on December 29, 2003. The complaint alleged that AngioDynamics and its co-defendants, E-Z-EM and Medical Components, Inc. or Medcomp, designed, manufactured, sold, distributed and marketed a defective catheter that was used in the treatment of, and caused the death of, a hemodialysis patient, as well as committed other negligent acts. The complaint sought compensatory and other monetary damages in unspecified amounts. Under AngioDynamics' distribution agreement with Medcomp, Medcomp was required to indemnify AngioDynamics against all its costs and expenses, as well as losses, liabilities and expenses (including reasonable attorneys' fees) that relate in any way to products covered by the agreement, and Medcomp accepted the defense of the action. This matter has been settled and an order for dismissal with prejudice was entered into the court on August 5, 2005.

In accordance with the Master Separation and Distribution Agreement between AngioDynamics and E-Z-EM, AngioDynamics has agreed to indemnify E-Z-EM from any claims that arise out of the business operations of AngioDynamics prior to its spin-off (October 30, 2004) in which E-Z-EM is a named defendant solely because E-Z-EM was the sole stockholder of AngioDynamics.

The Company is party to other claims, legal actions and complaints that arise in the ordinary course of business. The Company believes that any liability that may ultimately result from the resolution of these matters will not, individually or in the aggregate, have a material adverse effect on its financial position or results of operations.

NOTE O - COMMITMENTS AND CONTINGENCIES (continued)

Concentration of Credit Risk

The Company's exposure to credit risk is dependent, to a certain extent, on the healthcare industry. The Company performs ongoing credit evaluations of its customers and does not generally require collateral; however, in certain circumstances, the Company may require letters of credit from its customers.

In November 2005, Merry X-Ray Corporation ("Merry X-Ray"), a significant distributor of the Company's products in the U.S., acquired SourceOne Healthcare Technologies, Inc. ("SourceOne"), the Company's largest distributor in the U.S. In 2006, 2005 and 2004, sales of products to Merry X-Ray, including sales to SourceOne before its acquisition by Merry X-Ray, represented 36%, 37% and 38% of total sales, respectively. Approximately 39% of accounts receivable pertained to Merry X-Ray at June 3, 2006 and approximately 6% and 31% of accounts receivable pertained to Merry X-Ray and SourceOne, respectively, at May 28, 2005. While the accounts receivable related to Merry X-Ray are significant, the Company does not believe the credit risk to be significant given the consistent payment history of this distributor.

In 2006, 2005 and 2004, purchases of finished products from Coeur, Inc. represented 12%, 13% and 9%, respectively, and purchases of finished product from Avail Medical Products, Inc. represented 9%, 11% and 3%, respectively, of total purchases.

NOTE P - COMMON STOCK

AngioDynamics Initial Public Offering

On May 27, 2004, AngioDynamics, the Company's former subsidiary, sold 1,950,000 shares of its common stock at $11.00 per share through an initial public offering ("IPO"). Proceeds of $19,949,000 from the IPO, net of certain financing costs, were received by AngioDynamics on June 2, 2004. At May 29, 2004, the Company owned 9,200,000 shares, or 82.5% of the 11,150,000 shares outstanding. At May 29, 2004, the Company recorded a credit to common stock and additional paid-in capital of $12,174,000, which was net of financing costs of $1,279,000 and minority interest of $6,496,000. On June 15, 2004, the underwriters of the IPO exercised their over-allotment option and acquired 292,500 shares at $11.00 per share, less underwriting discounts and commissions, and on June 18, 2004, AngioDynamics received net proceeds of $2,992,000. At June 15, 2004, the Company's ownership interest in AngioDynamics decreased to 80.4%. From May 30, 2004 through October 30, 2004, the date on which the Company completed its spin-off of AngioDynamics, the Company recorded a credit to common stock and additional paid-in capital of $1,442,000, which was net of financing costs of $225,000 and minority interest of $1,325,000.

NOTE P - COMMON STOCK (continued)

AngioDynamics Spin-off

In February 2004, the Company received a favorable private letter ruling from the Internal Revenue Service regarding the tax-free treatment of the distribution of E-Z-EM's remaining ownership in AngioDynamics. On October 30, 2004, the Company made a tax-free, pro rata distribution of its 9,200,000 shares of AngioDynamics common stock to E-Z-EM shareholders of record as of October 11, 2004 (the "Record Date"). Based on the shares outstanding of each company on the Record Date, E-Z-EM shareholders received .856377 of a share of AngioDynamics stock for each share of E-Z-EM stock they owned on the Record Date.

Stock Repurchase Program

In March 2003, the Board of Directors authorized the repurchase of up to 300,000 shares of the Company's common stock at an aggregate purchase price of up to $3,000,000. During 2006, no shares were repurchased under this program. In aggregate, the Company has repurchased 74,234 shares of common stock for approximately $716,000 under this program.

Cash Dividends

In June 2003, the Company's Board of Directors declared a cash dividend of $.25 per outstanding share of the Company's common stock. The dividend, which aggregated $2,552,000, was distributed on August 1, 2003 to shareholders of record as of July 15, 2003. In June 2004, the Company's Board of Directors declared a cash dividend of $.30 per outstanding share of the Company's common stock. The dividend, which aggregated $3,220,000, was distributed on July 1, 2004 to shareholders of record as of June 15, 2004. Future dividends are subject to Board of Directors' review of operations and financial and other conditions then prevailing.

NOTE Q - STOCK COMPENSATION PLANS

2004 Stock and Incentive Award Plan

In October 2004, the Company adopted the 2004 Stock and Incentive Award Plan (the "2004 Plan"). The 2004 Plan provides for the grant of incentive stock options to employees and for the grant of nonstatutory stock options, restricted stock, stock appreciation rights, performance units, performance shares and incentive awards to employees, directors and other service providers. A total of 1,008,425 shares of the Company's common stock have been reserved for issuance under the 2004 Plan, including 576,346 shares and 82,079 shares reallocated from the 1983 Stock Option Plan and 1984 Directors and Consultants Stock Option Plan, respectively. A committee of the board administers the 2004 Plan. The committee determines the vesting terms and exercise price of options granted under the 2004 Plan, but for all incentive stock options the exercise price must at least be equal to the fair market value of the Company's common stock on the date of grant. The term of an incentive stock option may not exceed ten years, and up to 800,000 shares of the Company's common stock may be issued upon exercise of incentive stock options. No awards may be granted under the 2004 Plan after October 26, 2014.

1983 Stock Option Plan

In 1983, the Company adopted the 1983 Stock Option Plan (the "1983 Plan"). The 1983 Plan provides for the grant to key employees of both nonqualified stock options and incentive stock options. A total of 2,041,628 shares (given effect to the reallocation of 576,346 shares to the 2004 Plan) of the Company's common stock may be issued under the 1983 Plan pursuant to the exercise of options. All stock options have an exercise price of not less than the market value of the shares on the date of grant. Options are exercisable over a period of time designated by the administrators of the 1983 Plan (but not more than 10 years from the date of grant) and are subject to such other terms and conditions as the administrators have determined. No further options will be issued under the 1983 Plan.

1984 Stock Option Plan

In 1984, the Company adopted the 1984 Directors and Consultants Stock Option Plan (the "1984 Plan"). The 1984 Plan provides for the grant to members of the Board of Directors and consultants of nonqualified stock options. A total of 377,411 shares (given effect to the reallocation of 82,079 shares to the 2004 Plan) of the Company's common stock may be issued under the 1984 Plan pursuant to the exercise of options. All stock options have an exercise price of not less than the market value of the shares on the date of grant. Options are exercisable over a period of time designated by the administrators of the 1984 Plan (but not more than 10 years from the date of grant) and are subject to such other terms and conditions as the administrators have determined. No further options will be issued under the 1984 Plan.

NOTE Q - STOCK COMPENSATION PLANS (continued)

In connection with the completion of the AngioDynamics spin-off on October 30, 2004, all outstanding stock options ("E-Z-EM Pre-spin Options") were adjusted (the "E-Z-EM Post-spin Options") and AngioDynamics options (the "AngioDynamics Post-spin Options" and together with the E-Z-EM Post-spin Options, the "Replacement Options") were issued to holders of the E-Z-EM Pre-spin Options.

The exercise price and the number of shares subject to each of the Replacement Options was established pursuant to a formula designed to ensure that: (1) the aggregate "intrinsic value" (i.e., the difference between the exercise price of the option and the market price of the common stock underlying the option) of the Replacement Option did not exceed the aggregate intrinsic value of the outstanding E-Z-EM Pre-spin Option that was replaced by such Replacement Option immediately prior to the spin-off and (2) the ratio of the exercise price of each option to the market value of the underlying stock immediately before and after the spin-off was preserved.

Substantially all of the other terms and conditions of each Replacement Option, including the time or times when, and the manner in which, each option is exercisable, the duration of the exercise period, the permitted method of exercise, settlement and payment, the rules that apply in the event of the termination of employment of the employee, are the same as those of the replaced E-Z-EM Pre-spin Option, except that (1) in some cases, the exercise period of the AngioDynamics Post-spin Option is shorter than the exercise period of the E-Z-EM Pre-spin Option and (2) option holders who are employed by one company are permitted to exercise options to acquire shares in the other company as if such holder was an employee of such other company.

NOTE Q - STOCK COMPENSATION PLANS (continued)

A summary of the status of the Company's stock option plans as of June 3, 2006, May 28, 2005 and May 29, 2004, and changes for the three years then ended, is presented below:

	2006		2005		2004	
	Shares (000)	Weighted-average exercise price	Shares (000)	Weighted-average exercise price	Shares (000)	Weighted-average exercise price
1983 Plan						
Outstanding at beginning of year	338	$5.23	446	$7.49	1,018	$6.13
Exercised	(7)	$3.64	(52)	$3.66	(570)	$5.08
Forfeited					(2)	$5.63
Expired			(21)	$4.22		
Spin-off adjustment	—		(35)		—	
Outstanding at end of year	331	$5.27	338	$5.23	446	$7.49
Options exercisable at year-end	331	$5.27	326	$5.25	418	$7.48
Weighted-average fair value of options granted during the year		None		None		None
1984 Plan						
Outstanding at beginning of year	74	$6.77	148	$6.76	202	$6.05
Granted			20	$16.02	8	$18.70
Exercised	(12)	$4.29	(75)	$3.90	(62)	$5.98
Forfeited			(1)	$12.04		
Expired	(11)	$5.37	(6)	$4.22		
Spin-off adjustment	—		(12)		—	
Outstanding at end of year	51	$7.65	74	$6.77	148	$6.76
Options exercisable at year-end	51	$7.65	68	$6.27	131	$5.92
Weighted-average fair value of options granted during the year		None		$7.68		$9.08

NOTE Q - STOCK COMPENSATION PLANS (continued)

	2006		2005		2004	
	Shares (000)	Weighted-average exercise price	Shares (000)	Weighted-average exercise price	Shares (000)	Weighted-average exercise price
2004 Plan						
Outstanding at beginning of year	548	$13.94				
Granted	442	$15.90	548	$13.94		
Exercised	(8)	$14.23				
Forfeited	(6)	$14.27	—			
Outstanding at end of year	976	$14.82	548	$13.94		
Options exercisable at year-end	976	$14.82	513	$13.89		
Weighted-average fair value of options granted during the year		$7.62		$6.55		

The following information applies to options outstanding and exercisable at June 3, 2006:

	Outstanding			Exercisable	
Range of exercise prices	Number out-standing (000)	Weighted-average remaining life in years	Weighted-average exercise price	Number exer-cisable (000)	Weighted-average exercise price
1983 Plan					
$3.17 to $3.64	46	3.99	$3.44	46	$3.44
$5.50 to $6.56	285	3.89	$5.57	285	$5.57
	331			331	
1984 Plan					
$3.23 to $3.80	8	3.32	$3.47	8	$3.47
$4.20 to $5.82	18	5.32	$5.27	18	$5.27
$10.36 to $12.10	25	8.15	$10.81	25	$10.81
	51			51	
2004 Plan					
$12.66 to $14.68	741	8.67	$14.08	741	$14.08
$15.43 to $17.49	235	9.96	$17.16	235	$17.16
	976			976	

At June 3, 2006, there were no shares available for granting of options under the 1983 Plan and the 1984 Plan and 24,675 shares were available for grants of options and other awards under the 2004 Plan.

NOTE Q - STOCK COMPENSATION PLANS (continued)

The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model assuming no expected dividends and the following weighted-average assumptions for all plans:

	2006	2005	2004
Expected stock price volatility	48.90%	49.48%	50.98%
Risk-free interest rate	4.34%	3.53%	3.90%
Expected life of options	5 years	5 years	5 years

On January 17, 2005, the Company's Board of Directors accelerated the vesting of the outstanding unvested stock options awarded to the officers, directors and employees under the 2004 Plan, all of which had an exercise price greater than the price of the common stock on January 14, 2005. As a result of the acceleration, options to acquire 372,000 shares of common stock (representing approximately 38.6% of the total outstanding options under all of the Company's compensation plans), which otherwise would have vested from time to time in one-third increments in 2005, 2006 and 2007, became immediately exercisable. The board's decision to accelerate the vesting of these options was in response to the issuance by the FASB of SFAS No. 123 (R), "Share-Based Payment." By accelerating the vesting of these options, the Company avoided recognizing any compensation expense in future periods associated with these options. The pro forma charge relating to the accelerated options was $2,260,000 for 2005.

Effective October 26, 2004, the Company extended the exercise period of expiring stock options of a former director who currently provides the Company with consulting services. During 2006 and 2005, the Company recorded compensation charges of $86,000 and $427,000, respectively, in connection with this extension.

In 1985, the Company adopted an Employee Stock Purchase Plan (the "Employee Plan"). The Employee Plan provides for the purchase by employees of the Company's common stock at a discounted price of 85% of the market value of the shares on the date of purchase. A total of 150,000 shares of the Company's common stock may be purchased under the Employee Plan. The Board of Directors in its discretion may terminate the Employee Plan at any time. Unless sooner terminated, the Employee Plan shall terminate at the time that all of the shares of common stock available for offer under the plan have been sold under the plan. During 2006, employees purchased 250 shares at $12.33 per share. Total proceeds received by the Company approximated $3,000.

NOTE R - RELATED PARTIES

The Company has split dollar life insurance arrangements with Linda B. Stern and Betty K. Meyers, which were entered into on May 27, 1998 and May 25, 1998, respectively. Linda Stern is a principal shareholder of the Company and the widow of Howard S. Stern, a co-founder of the Company. Betty Meyers is a shareholder of the Company and the widow of Phillip H. Meyers, a co-founder of the Company. She is also the mother of David P. Meyers, a director and a principal shareholder of the Company. The Betty Meyers policy is owned by the Betty Meyers Life Insurance Trust, the beneficiaries of which include David P. Meyers. Annually, through fiscal 2002, the Company paid approximately $100,000 toward the cost of each life insurance policy. Because of the uncertainty of the treatment of split dollar life insurance policies under the Sarbanes-Oxley Act of 2002, beginning in fiscal year 2003, the Company stopped making payments toward the cost of such policies and does not anticipate making any payments in the future.

The aggregate amount of premiums paid by the Company for each policy is $500,000, the proceeds of which, under collateral assignment agreements, will be first used to repay all payments made by the Company for that policy. Additionally, beneficiaries of each policy may not borrow against the amount paid by the Company. Both Linda Stern and Betty Meyers have agreed to repay to the Company any shortfall between the cash surrender value of their respective policy and the aggregate amount of premiums paid by the Company.

At June 3, 2006 and May 28, 2005, the cash surrender value of such policies aggregated $1,756,000 and $1,558,000, respectively. At June 3, 2006 and May 28, 2005, advances of $1,000,000 are recorded in the consolidated balance sheets under the caption "Other assets".

Effective January 1, 2002, the Company entered into an agreement with Howard Stern, under which Mr. Stern agreed to provide certain services to the Company through December 31, 2004. The Company agreed to include Mr. Stern in its slate of directors for the 2002 annual meeting and to appoint Mr. Stern as Chairman of the Board for a one-year term beginning at that annual meeting. So long as Mr. Stern remained Chairman of the Company, he was entitled to receive twice the regular fees and other compensation (including cash, stock and options) paid to directors for service on the board. Under the terms of the agreement, Mr. Stern received 36 equal monthly payments of $20,833. Mr. Stern also received other benefits and perquisites and, so long as he remained Chairman, an annual sum of up to $80,000 for reimbursement of reasonable business expenses. This agreement expired on December 31, 2004 and was not renewed.

Two former directors provided consulting services to the Company and to the Company's benefit plans during 2006, 2005 and 2004. Fees for such services were approximately $285,000, $290,000 and $267,000 during 2006, 2005 and 2004, respectively.

NOTE S - OPERATING SEGMENT AND GEOGRAPHIC AREA OPERATIONS

The Company currently operates in one reportable segment: the E-Z-EM segment. Prior to October 30, 2004, the Company operated in two reportable segments: the E-Z-EM segment and the AngioDynamics segment, through its majority-owned subsidiary, AngioDynamics, Inc. Effective as of October 30, 2004, E-Z-EM spun off AngioDynamics by distributing to E-Z-EM's shareholders 9,200,000 shares of AngioDynamics common stock then held by E-Z-EM. As discussed in Note B, the AngioDynamics segment is being reported as a discontinued operation and the E-Z-EM segment is being reported as the Company's continuing operations.

In the E-Z-EM segment, the Company develops, manufactures and markets medical products used by radiologists, gastroenterologists and speech language pathologists primarily in screening for and diagnosing diseases and disorders of the GI tract. Products in this segment are used for colorectal cancer screening, evaluation of swallowing disorders (dysphagia), and testing for other diseases and disorders of the GI system. The Company is also active in Healthcare Decontamination with its Reactive Skin Decontamination Lotion (RSDL) product - a liquid skin decontaminant that breaks down chemical agents such as Sarin or VX in seconds, leaving a non-toxic liquid that can be washed away with water. The Company also leverages its capacities in manufacturing, automation and quality control by offering contract manufacturing to third-party businesses. The entire business is focused in the following general areas: CT imaging, X-ray fluoroscopy, contract manufacturing, accessory medical devices, gastroenterology, virtual colonoscopy and defense decontaminants. The Company's primary business activity is conducted with radiologists and hospitals throughout the U.S. and with distributors outside of the U.S.

Geographic Areas

The following geographic area data includes net sales generated by and long-lived assets employed in operations located in each area:

	2006	2005	2004
		(in thousands)	
Net sales			
U.S. operations	$111,952	$ 90,901	$ 81,332
International operations:			
Canada	55,912	37,253	31,500
Other	13,406	12,008	10,044
Eliminations	(42,901)	(27,087)	(22,267)
Total net sales	$138,369	$113,075	$100,609
Long-lived assets			
U.S. operations	$ 6,957	$ 7,764	$ 7,242
International operations:			
Canada	9,941	9,752	7,689
Other	797	1,067	1,039
Total long-lived assets	$ 17,695	$ 18,583	$ 15,970

NOTE S - OPERATING SEGMENT AND GEOGRAPHIC AREA OPERATIONS (continued)

Net Sales by Major Product Lines

The following table sets forth net sales to external customers by major product lines:

	2006	2005	2004
		(in thousands)	
CT Imaging Contrast	$ 36,047	$ 28,115	$ 21,125
CT Injector Systems	23,088	17,551	13,273
Total CT Imaging	59,135	45,666	34,398
X-Ray Fluoroscopy	45,095	40,649	40,810
Contract Manufacturing	12,561	9,183	8,054
Accessory Medical Devices	5,235	5,328	5,351
Gastroenterology	5,019	4,627	4,246
Virtual Colonoscopy	4,140	3,654	3,698
Defense Decontaminants	3,506	956	1,164
Other	3,678	3,012	2,888
	$138,369	$113,075	$100,609

NOTE T - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Quarterly results of operations for 2006 and 2005 were as follows:

	2006			
	First quarter	Second quarter	Third quarter	Fourth quarter
	(in thousands, except per share data)			
Net sales	$34,784	$34,204	$32,265	$37,116
Gross profit	15,873	15,328	12,778	15,741
Net earnings	2,553	1,525	4,342	1,346
Earnings per common share				
Basic	.24	.14	.40	.12
Diluted	.23	.14	.39	.12

NOTE T - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	2005			
	First quarter	Second quarter	Third quarter	Fourth quarter
	(in thousands, except per share data)			
Net sales [1]	$24,012	$26,222	$30,833	$32,008
Gross profit [1]	10,016	11,862	12,727	13,431
Earnings from continuing operations	631	823	2,918	1,336
Earnings from discontinued operation	620	608		
Net earnings	1,251	1,431	2,918	1,336
Basic earnings per common share				
From continuing operations	.06	.08	.27	.12
From discontinued operation, net of income tax provision	.06	.05		
Net earnings	.12	.13	.27	.12
Diluted earnings per common share [2]				
From continuing operations	.06	.08	.27	.12
From discontinued operation, net of income tax provision	.05	.05		
Net earnings	.11	.13	.27	.12

[1] Reclassified to reflect the discontinued operation described in Note B.

[2] The sum of the quarters does not equal the fiscal year due to rounding and changes in the calculation of weighted average shares.

During the fourth quarter of fiscal 2006, the Company recorded net sales of $496,000 and pre-tax earnings of $319,000 ($223,000 after-tax or $0.02 per diluted share), relating to an adjustment of sales and related earnings at its subsidiary in the United Kingdom (the "UK Subsidiary") for the first three quarters of fiscal 2006 (the "UK Subsidiary Adjustment"). The UK Subsidiary Adjustment resulted from misconduct by certain local operational and financial management personnel to misrepresent financial results in order to closely align actual operating results with budget. All involved personnel have been suspended pending a disciplinary hearing, as required by UK law, to determine appropriate disciplinary action. In July 2006, the accounting irregularity was identified by the Company's independent registered public accounting firm. The Company immediately began an internal investigation and determined that sales and net earnings of the UK Subsidiary were under-reported in the first three quarters of fiscal 2006, that the cumulative effect of these adjustments was recorded in the fourth quarter of 2006 (i.e., the UK Subsidiary Adjustment) and that the annual results for 2006 were properly reported. It was also determined that a similar irregularity affected the second and third quarters of 2005. However, the annual results for 2005 were properly reported. The Company believes that all accounting irregularities have been identified, corrective action taken and that the UK Subsidiary Adjustment captures all necessary adjustments required to reflect the proper accounting treatment. After consideration of the qualitative and quantitative factors, the Company determined that the effects of these accounting irregularities were not material to any prior reporting period.

E-Z-EM, Inc. and Subsidiaries

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Column A	Column B	Column C Additions		Column D	Column E
Description	Balance at beginning of period	(1) Charged to costs and expenses	(2) Charged to other accounts-describe	Deductions-describe	Balance at end of period
Allowance for doubtful accounts					
Fifty-two weeks ended May 29, 2004...	$ 798	$ 106		$ 53 (a)	$ 851
Fifty-two weeks ended May 28, 2005...	$ 851	$ 111		$ 93 (a)	$ 869
Fifty-three weeks ended June 3, 2006...	$ 869	$ 77		$ 27 (a)	$ 919
Rebate allowance					
Fifty-two weeks ended May 29, 2004...	$1,159	$20,918		$20,466 (b)	$1,611
Fifty-two weeks ended May 28, 2005...	$1,611	$21,949		$22,163 (b)	$1,397
Fifty-two weeks ended June 3, 2006...	$1,397	$25,855		$25,386 (b)	$1,866

(a) Amounts written off as uncollectible.

(b) Represents rebate credits issued.

Subsidiaries of the Registrant

The Registrant, E-Z-EM, Inc., is a Delaware corporation. The subsidiaries of the Registrant included in the consolidated financial statements are as follows:

	Incorporated
E-Z-EM Canada Inc.	Canada
E-Z-EM Ltd.	United Kingdom
E-Z-EM Nederland B.V.	Holland
Toho Kagaku Kenkyusho Co., Ltd.	Japan

All subsidiaries of the Registrant are wholly owned.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated August 4, 2006 accompanying the consolidated financial statements and schedule, and management's assessment of the effectiveness of internal control over financial reporting included in the Annual Report of E-Z-EM, Inc. and Subsidiaries on Form 10-K for the fifty-three weeks ended June 3, 2006. We hereby consent to the incorporation by reference of said reports in the Registration Statement of E-Z-EM, Inc. and Subsidiaries on Form S-8 (File No. 333-122744).

/s/ Grant Thornton LLP

Melville, New York
August 4, 2006

Exhibit 31.1

CERTIFICATION

I, Anthony A. Lombardo, certify that:

1. I have reviewed this annual report on Form 10-K of E-Z-EM, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 17, 2006

/s/ Anthony A. Lombardo
Anthony A. Lombardo, President,
Chief Executive Officer and Director

Exhibit 31.2

CERTIFICATION

I, Dennis J. Curtin, certify that:

1. I have reviewed this annual report on Form 10-K of E-Z-EM, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 17, 2006

/s/ Dennis J. Curtin
Dennis J. Curtin, Senior Vice
President - Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO TITLE 18, UNITED STATES CODE, SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Anthony A. Lombardo, President, Chief Executive Officer and Director of E-Z-EM, Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

1. the Annual Report on Form 10-K of the Company for the fiscal year ended June 3, 2006 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 17, 2006

/s/ Anthony A. Lombardo
Anthony A. Lombardo, President,
Chief Executive Officer, Director

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO TITLE 18, UNITED STATES CODE, SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Dennis J. Curtin, Senior Vice President - Chief Financial Officer of E-Z-EM, Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

1. the Annual Report on Form 10-K of the Company for the fiscal year ended June 3, 2006 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 17, 2006

/s/ Dennis J. Curtin
Dennis J. Curtin, Senior Vice President - Chief Financial Officer

Dear Shareholder:

We are pleased and honored to present you with our review of fiscal year 2006. The year had its share of successes, with our Company achieving record net sales and strong earnings growth over the previous year. However, fiscal year 2006 was also a year marked by sadness, with the passing of our founder and chairman emeritus, Howard S. Stern. Since founding our Company in 1962, Howard was an inspiration to everyone at E-Z-EM. His passion for our Company and for the physicians and patients who use our products is woven into the fabric of E-Z-EM. He was a giant figure in the field of radiology, and all of us who worked with him are committed to building on his legacy as we build a successful future for E-Z-EM.

The foundation for that future has been laid over the last several years, as we began to refocus and restructure our Company in order to adapt to the changes underway in diagnostic imaging. As the field of radiology began its shift away from X-ray fluoroscopy toward computed tomography (CT) imaging, E-Z-EM went with it. The Company that pioneered practical solutions for upper and lower GI fluoroscopy studies began to develop a series of innovations designed specifically for the CT imaging environment. Products like our award-winning Empower® line of CT contrast injector systems, specialized, next generation oral barium contrast formulations like VoLumen®, and the only complete product set for the Virtual Colonoscopy practitioner, helped carry E-Z-EM's reputation for innovation into a new century and cement our position at the heart of the CT suite. We also looked outside our traditional markets for new opportunities, leveraging our expertise in the manufacture of specialized liquids to first become the manufacturer and now the sole marketer of RSDL™ reactive skin decontamination lotion.

We also reevaluated our Company's manufacturing base and financial structure, undertaking an aggressive program designed to better align our capacities with our new product focus and our corporate structure with the demands of the financial markets. Over a span of four short years, we completed two major rounds of manufacturing consolidation, combined our Company's previous two-class common stock structure into a new single class of common stock, and spun off our AngioDynamics subsidiary to our stockholders. We revitalized our Board of Directors with new perspective and expertise, moved our stock listing to the NASDAQ Global Market, and aggressively took our story to Wall Street by instituting a formal investor relations program.

2006 in Review

The wisdom of these measures was evident in our 2006 results. Net sales from continuing operations were a record $138.4 million, an increase of 22% over the previous year. Gross profit as a percentage of net sales improved to 43.2% from 42.5% last fiscal year and on a dollar basis improved to $59.7 million from $48.0 million, an increase of 24%. Operating profit was $10.4 million, compared with $3.5 million last year, an increase of over 200%. Earnings from continuing operations for fiscal 2006 were $9.8 million, or $0.88 per diluted share, up from $5.7 million, or $.52 per diluted share, for the prior-year. We ended fiscal 2006 with cash, cash equivalents and short-term debt and equity securities of $40.3 million, compared with $28.6 million as of the end of fiscal 2005. Working capital was $77.1 million at fiscal year-end 2006, compared with $59.6 million in working capital at fiscal year-end 2005.

For the second consecutive year, CT imaging products sales surpassed those of our traditional X-ray fluoroscopy products. The CT solutions we have introduced over the last several years accounted for $59 million in sales, or 43% of total sales for 2006. Empower injector systems were the growth leader, at 32% over 2005 sales, followed by CT contrasts, at 28% over 2005 sales. Our traditional X-ray fluoroscopy segment experienced an 11% increase over 2005, while virtual colonoscopy sales increased by 13% and devices for gastroenterology grew by 8% over 2005. RSDL sales, although still limited, increased 267% over 2005.

The recall of all liquid barium products by the Mallinckrodt division of Tyco International was once again a significant factor in our results for this fiscal year. The recall was first initiated by Mallinckrodt in December 2004, and continued through the spring of 2006. Though difficult to quantify, we estimate a sales benefit of $14 million from the recall for 2006. In addition to increased sales of our liquid barium products, we believe the recall contributed to increased sales of our powdered barium products, as customers shifted orders to a single supplier due to the effect of the recall. We believe this also was a factor in the growth we saw in X-ray fluoroscopy products for the year.

As part of its return-to-market strategy, Mallinckrodt assigned barium products sales to a contract sales force and significantly reduced the extent of the barium contrast offerings. As of the close of 2006, we have not seen a significant market reaction to Mallinckrodt's return. Consequently, we have increased our estimate of the business we expect to retain from Mallinckrodt to 70% for the coming year. We will continue to emphasize E-Z-EM's clinical superiority, performance record and reliability in our competitive efforts.

New Product Focus

In 2006, we continued to invest in CT devices and contrast, virtual colonoscopy, and RSDL.

Empower

Fiscal 2006 was another year of significant domestic and international growth for the Empower line of injector products, fueled by the growth of multi-detector CT (MDCT) and CT angiography procedures. In support of this growth, we introduced in October 2005, a new concept in CT suite management—IRiSCT™ *Injector Information Reporting System*. IRiSCT is a software package that automates the data collection process for all critical functions of EmpowerCT® and EmpowerCTA® injectors. IRiSCT also links all Empower injectors in a department across the hospital's existing data network, including those in remote locations, creating an integrated data management system that radiology administrators can access from the convenience of their offices. We believe the product is an important differentiating advantage for the Empower family and will be a strong change agent for the product group as a whole.

VoLumen

E-Z-EM recognized early on the impact that MDCT and positron emission tomography CT (PET/CT) would have on the imaging marketplace. This new generation of imaging technologies allows all of the abdominal anatomy to be seen in new ways and in much greater detail. Volumetric imaging—the viewing of entire image datasets as moving 3D images rather than as individual slices—is a technique now made possible by the new generation of scanners and is changing the entire field of imaging. In anticipation of the need for a neutral contrast agent that would enhance the unique possibilities of volumetric imaging, we developed VoLumen®—a low-density barium sulfate suspension for use specifically as an oral contrast in MDCT and PET/CT studies. VoLumen's patent-pending, low-density formulation permits enhanced visualization of the bowel, especially the soft tissue and vasculature of the bowel wall, while not obscuring the surrounding organs.

In 2006, we continued to work with leading academic centers in building the clinical case studies that we believe will support VoLumen's adoption across a wide range of uses. Today, CT Enterography (CTE) with VoLumen is being adopted as an alternative to more traditional methods for diagnosing and evaluating patients with small bowel disease, especially Crohn's and other inflammatory bowel disease. Additionally, many facilities are doing CTE prior to capsule endoscopy to look for strictures that may contraindicate capsule use, due to the risk of retention of the capsule, which may require surgical intervention. We believe VoLumen is positioned to become the contrast of choice for CT imaging of the pancreas, mesenteric ischemia, and other clinical indications in the coming years.

Use of VoLumen requires changes of its own within a radiology department, including changes in the diagnostic approach of the physician, workflow management, and dosing protocols. We believe this has lengthened the learning curve for radiology departments to perfect their use of the product, and slowed the product's initial growth rate somewhat. We are hopeful that these issues are being overcome as the clinical utility of the product becomes firmly established. Looking forward, we expect that continued positive findings will drive further growth of VoLumen sales in the future.

Virtual Colonoscopy

It is our belief that virtual colonoscopy will have a role in the detection of colorectal cancer (CRC), and our focus has been on supporting the active research that is seeking to establish the modality's efficacy as a screening exam. As we have reported during the year, the large multi-center study called the ACRIN II trial will compare virtual colonoscopy with optical colonoscopy through a rigidly standardized protocol, a factor absent from some of the earlier comparative studies. The ACRIN trial's 15 participating research centers are currently completing the patient evaluation phase, and formal publication is expected to occur in calendar 2007. The study organizers have chosen our Tagitol V™ radio-opaque marker and our PROTOCO$_2$L™ *Automated Insufflation System* as elements of the standard clinical protocol for this trial, a reflection on both the quality of our products and of their growing role as standard elements in virtual colonoscopy practice. Similar studies are also underway or beginning in Europe, where we are also a significant clinical partner.

We believe that positive results from these trials, coupled with Centers Medicare & Medicaid (CMS) reimbursement for virtual colonoscopy screening exams, will be important to the acceptance and long-term growth of this modality. As of now, the American College of Radiology has been successful in securing reimbursement for diagnostic virtual colonoscopy exams in more than 32 states. Our Centers of Excellence continue to provide support for CME training programs as well as independent research.

EZ-CHEM

We announced this year our relationship with Nova BioMedical to develop a point-of-care blood chemistry analyzer for measuring creatinine. Marketed under the name EZ-CHEM, this unique device will allow patient creatinine levels to be evaluated in the radiology suite, providing results in approximately 30 seconds. Creatinine is important as a measurement of kidney function and the ability to clear injectable contrast properly. By avoiding the need to send blood work to the lab immediately before a CT exam, EZ-CHEM offers a workflow benefit as well as clinical safety. EZ-CHEM will also be capable of interfacing with IRiSCT, providing the same data integration we are offering with Empower. We first demonstrated EZ-CHEM as a works-in-progress in November 2005, and expected to launch the product at the end of fiscal 2006. While we anticipated an earlier release for this product, we now are targeting the beginning of calendar 2007 for official launch.

Healthcare Decontamination

Last year we created a new division—Healthcare Decontamination—to fully capitalize on the opportunity represented by RSDL. This process was begun in April 2005, when we completed the purchase of all assets related to RSDL from O'Dell Engineering. RSDL is a liquid skin decontaminant that breaks down and neutralizes chemical agents such as Sarin or VX in seconds, leaving a non-toxic liquid that can be washed away with water. E-Z-EM is now the exclusive licensee for this patented technology for the global military and first responder markets.

Over the past year we have supported the Department of Defense (DoD) in its final testing and evaluation of RSDL. The DoD has requested funding in the amount of $9.6 million for RSDL in the fiscal 2007 Defense Appropriations budget. Acquisition of the product by the DoD is subject to Congressional approval of the 2007 Federal budget and a final DoD procurement order, but we are hopeful these are forthcoming. Due to uncertainties regarding the government's procurement cycle, assuming the order is placed, we do not expect to see shipments to the DoD until February 2007, at the earliest.

First responder organizations continue to build their individual response plans and to assess the role RSDL may have in their disaster response planning. This market is not as homogenous as the military market, and we anticipate that it will develop more slowly as professionals in the field determine the proper role for RSDL. We were successful in securing some new orders in limited quantities this past year, and we continue to pursue the opportunities in this market. Sales of RSDL have continued to NATO and other allied militaries, and we remain very optimistic about the prospects for RSDL.

Corporate Developments

During the past year we also took steps to streamline our international operations and closed our Japanese subsidiary, Toho. This action eliminated an under-performing entity in a manner that had a positive tax effect for our Company. We also completed the sale of our older manufacturing facility in Long Island, which was formerly used to manufacture our contrast products.

With these actions, we now have centralized all contrast and contract manufacturing in our modern CGMP, ISO certified facility in Montreal, Canada. We maintain a small manufacturing and development site on Long Island for the injector business.

Investor Relations

In 2006, we committed to aggressively presenting our story to the investment community through a series of conferences and meetings, with the objective of increasing our visibility among analysts and potential investors. We are pleased to report that we secured analyst coverage for our Company this year, and look forward to continuing to present E-Z-EM as a compelling investment opportunity through the appropriate forums.

Closing Remarks

The management team and our Board of Directors are committed to building on the strong brand position E-Z-EM has established over 40 years, and we believe the investments we have made this year will help build greater wealth for our shareholders in the years ahead.

In the coming year, we intend to continue our focus on the development of solutions for the CT suite such as the EZ-CHEM point-of-care blood analyzer. We also intend to support VoLumen by expanding our sales coverage and supporting other initiatives to help realize the potential of this product. We intend to promote the adoption of and reimbursement for virtual colonoscopy, and to focus and invest in the growth opportunity of RSDL. Finally, we intend to continue with our efforts on cost optimization and on increasing operational efficiencies throughout our organization.

Much progress has been made in your Company this year. As always, we would like to thank our customers for their business, our employees for their commitment, and our investors for their continued investment in E-Z-EM and its future.

We look forward to a successful 2007.

Sincerely,



Anthony A. Lombardo
President & Chief Executive Officer





Paul S. Echenberg
Chairman of the Board

The statements made in this document contain certain forward looking statements. Words such as "expects," "intends," "anticipates," "plans," "believes," "seeks," "estimates" or variations of such words and similar expressions, are intended to identify such forward-looking statements. The forward-looking statements contained in this release may involve numerous risks and uncertainties, known and unknown, beyond the Company's control. Such risks and uncertainties include: the ability of the Company to develop its products; the impact of Mallinckrodt's return to market on sales; continued growth in CT product sales, including but not limited to Empower injectors, IRiSCT, and VoLumen; continued growth in VC products sales; the results of future research studies, including a positive result from the ACRIN II trial; favorable reimbursement decisions for virtual colonoscopy; market acceptance and sales of RSDL, including approval of the DoD budget request for RSDL and placement of a procurement order by DoD for RSDL, market acceptance and sales of VoLumen®; submission for FDA 510k approval for the EZ-CHEM point-of-care blood analyzer and receipt of 510k approval and market acceptance and future sales of EZ-CHEM, future actions by the FDA or other regulatory agencies, overall economic conditions, general market conditions, price increases of raw materials and components, foreign currency exchange rate fluctuations as well as the risk factors listed from time to time in the SEC filings of E-Z-EM, Inc., including but not limited to its Annual Report on Form 10-K for the fiscal year ended June 3, 2006. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements, and investors are cautioned not to place undue reliance on the forward-looking statements included in this release.

E-Z-EM, Inc.
1111 Marcus Avenue, Suite LL26, Lake Success, NY 11042 Phone: 516-333-8230, Toll-free: 1-800-544-4624 • Fax: 516-302-2919 • www.ezem.com
E-Z-EM, Inc. is a publicly held corporation whose shares are traded on the NASDAQ National Market under the symbol EZEM

Visualize a healthier world


Lumen
TAGITOL V
VARIBAR
LO-SO PREP
BOWEL CLEANSING SYSTEM


EZ EM™

CT Imaging • Virtual Imaging • Speech Pathology • GI Imaging • Healthcare Decontamination

Our Mission

To develop and provide world-class healthcare solutions which contribute excellence and quality to patient care.

To increase shareholder value by staying at the forefront of emerging medical and related technologies that build upon our strengths.

To continue our over 40-year tradition of providing products and services that represent the industry's gold standard.



99 ML
EZEM

EmpowerCTA®, CT injectors feature "change-on-the-fly" control flow rates and the safety of extravasation detection and air embolism protection.

MARCH 22, 2004
INJECTOR UTILIZATION

Time of Injection	Avg. Contr. Rate	Contr. Vol.	Saline Rate	Saline Vol.	Avg. PSI	Max. PSI	EDA Enab.	Poss. Extrav.
12:00 AM	2.1	176	0.0	0	74	137	N	N
8:20 AM	7.4	159	0.0	0	71	102	Y	N
8:40 AM	6.3	189	0.0	0	138	261	Y	N
9:00 AM	4.2	132	0.0	0	116	204	Y	N
9:20 AM	3.9	170	0.0	0	84	141	Y	N
9:40 AM	2.9	130	0.0	0	47	80	Y	N
10:00 AM	7.1	160	0.0	0	131	245	Y	N
10:20 AM	6.0	134	0.0	0	58	87	Y	N
10:40 AM	4.6	200	0.0	0	35	52	Y	N
11:00 AM	8.0	170	0.0	0	64	124	N	N
11:20 AM	3.9	200	0.0	0	187	268	Y	N
11:40 AM	4.6	193	0.0	0	76	160	N	N
Daily Total		8,091		552			40	0

IRiSCT
BACK
EXIT

The IRiSCT™ Injector Reporting information System provides complete CT injector data management.



R

Virtual Colonoscopy



Speech Pathology



Oxygen

Gastroenterology Devices and Accessories

Visualize a healthier world

For over 40 years, E-Z-EM has been one of the most recognized brands in diagnostic imaging of the GI tract. From the first barium contrast systems we introduced in 1962, to today's advanced CT and virtual colonoscopy products, E-Z-EM has continued to develop innovative imaging solutions that provide superior methodology, procedural simplicity and added convenience for physicians and their patients.



CT Imaging

Today, E-Z-EM products are used globally by physicians diagnosing diseases and disorders of the GI tract. Our business now encompasses a wide spectrum of imaging and diagnostic modalities, including CT Imaging, Virtual Colonoscopy, Speech Pathology, Gastroenterology devices and accessories, and more. Recently, we entered the exciting new field of Healthcare Decontamination with our acquisition of Reactive Skin Decontamination Lotion (RSDL™) from O'Dell Engineering. RSDL is a patented, broad spectrum skin decontamination product that provides emergency service personnel and military organizations with real defense from the dangers of exposure to chemical agents. We also leverage our manufacturing infrastructure as a third-party Contract Manufacturer.

Virtually all E-Z-EM products are cleared for sale in the U.S. Certain E-Z-EM products are cleared for sale in the European Community, Japan and other major countries.

E-Z-EM, Inc. is a publicly held corporation whose shares are traded on The NASDAQ National Market under the symbol EZEM.

E-Z-EM business is focused in the following general areas:

- CT Imaging
- Virtual Colonoscopy
- X-ray Fluoroscopy
- Gastroenterology Devices and Accessories
- Healthcare Decontamination
- Contract Manufacturing
- Accessory Medical Devices



Healthcare Decontamination


EZ EM™

Visualize a healthier world

Focused on solutions

Throughout its history, E-Z-EM has delivered innovative healthcare solutions that ultimately improve the quality of patient care. Here are just a few examples of our innovation at work:

CT Imaging

Gastrointestinal (GI) disease is the second most prevalent in the United States, after heart disease, and remains a major driver of healthcare costs. Because of its pervasiveness, the medical industry has responded by beginning to emphasize early detection and intervention. The rapid development of new detector technology for image generation and the convergence of the computed tomography (CT) and molecular imaging platforms have created opportunities for new, targeted contrast agents.

E-Z-EM responded to this need by developing VoLumen® – the next generation, low-density barium sulfate suspension for use as an oral contrast in Multidetector CT (MDCT) and PET/CT studies. We also introduced EmpowerCT® and EmpowerCTA® injectors, which have been rated number one by MD Buylines in user satisfaction. In 2005, we developed IRiSCT™ Injector Reporting information System – a software solution that turns Empower injectors into an integrated data management network.


SULFATE SUSPENSION
Net Contents: 450 mL
Cat. No. 7450
EZEM


TAGITOL
CAT. NO.
8140
CT COLONOGRAPHY

Virtual Colonoscopy

The American Cancer society states that as many as 90% of all colorectal cancer cases and deaths are thought to be preventable with early detection through timely screening and lifestyle improvements. Unfortunately, less than 50% of the eligible population gets tested. Virtual colonoscopy can be a highly effective screening modality, since it is less invasive, faster and less unpleasant than either barium enema or optical colonoscopy. It is already becoming the preferred technique for completing a colon exam after a failed or incomplete colonoscopy, and is well positioned to become a source of increased business for the radiology practice.

Because E-Z-EM is a world leader in diagnostic imaging of the GI tract, we carefully researched this new modality and discovered several areas which can contribute to the success of the procedure and increase patient compliance. We then developed *the only* comprehensive line for the virtual colonoscopy practitioner. Only E-Z-EM offers the right tools and the right resources to help ensure a successful virtual colonoscopy practice.

Speech Pathology

A modified barium swallow (MBS) study is a videofluoroscopic examination of the swallowing process performed to help diagnose dysphagia (swallowing disorders). A major challenge for speech-language pathologists (SLPs), food service managers and dysphagic food manufacturers has been a lack of standardization. Viscosity consistencies were being determined independently, which led to increased variability in practice and yielded inconsistent results.

E-Z-EM recognized this need and worked in cooperation with clinicians and scientists at leading university hospitals to develop Varibar® – the first complete line of diagnostic contrast agents designed exclusively for use in MBS studies. Varibar agents eliminate several sources of uncertainty in the evaluation and treatment of dysphagia and offer the added convenience and procedural simplicity that E-Z-EM is widely recognized for in the medical community.


NDC 10361-376-40
Very Low Sodium
CAT. NO. 3076
LO-SO
PREP
BOWEL CLEANSING SYSTEM
For use as part of a bowel cleansing regimen
in preparing patients for surgery or for preparing
the colon for x-ray or endoscopic examination.
THIS KIT CONTAINS:
COMMENTS OR QUESTIONS:
VARIBAR
NECTAR
BARIUM SULFATE
SUSPENSION



Products shown are a small sample of E-Z-EM products available for our major market segments.

Gastroenterology

Since its inception four and a half decades ago, E-Z-EM has established itself as a trusted source of contrast supplies for GI imaging. So in 1989, when we decided to leverage our decades of experience and turn more attention toward gastroenterology, the results were products that facilitated the detection of GI abnormalities and streamlined GI procedures.

Today, E-Z-EM is even more focused on the needs of gastroenterology practitioners and their patients. Our objective is to discover what we can do to provide important diagnostic information to clinicians, particularly in cases where it's been difficult to pinpoint the source of chronic GI distress. E-Z-EM will keep building on the Company's legacy of finding solutions to problems that gastroenterolgists and GI nurses face every day. From innovative diagnostic devices to endoscopy accessories and patient preparation systems, E-Z-EM is your new gastroenterology resource.

Healthcare Decontamination

RSDL (Reactive Skin Decontamination Lotion) is a broad spectrum skin decontamination product for personal use after exposure to certain nerve agents, blister agents, and vesicating toxins. RSDL neutralizes and removes these agents from the skin, leaving only a non-toxic residue that can be rinsed off shortly thereafter.

RSDL is currently deployed by the militaries of Australia, Belgium, Canada, Ireland, the Netherlands, Slovenia, and Sweden.

RSDL has also equipped first responders deployed to provide security at significant international events, such as the Olympic Games and G7 & G8 Heads-of-State meetings, where it was available to protect VIPs and the public.


EZ EM
Visualize a healthier world

A vision for the future

Looking to the future, our focus will be to continue building upon our core competencies, *developing unique solutions for point-of-care* operations of the CT suite and expanded offerings of specialized CT contrast solutions. We will also be even more focused on bringing these unique solutions to market globally.



Virtual colonoscopy featuring fully interactive displays, rendered in real time, provide multiple, interlinked 2D and 3D views for in-depth analysis of suspected pathology. "Bookmarking" areas of interest in one view automatically identifies that area in all displays.

Intimate Ties to the Medical Community

E-Z-EM has long-standing ties to the medical community through our support of research activity and continuing education. We provide research grants to major medical institutions around the world, and through our support of academic Centers of Excellence, have helped to train hundreds of physicians in the practice of virtual colonoscopy.

Visualizing Solutions For A Healthier Tomorrow

The practical value of any technological solution is ultimately realized in the finished product. Healthcare professionals have recognized E-Z-EM as a hallmark of quality for decades. Environmentally-controlled facilities; custom-designed, state-of-the-art automated systems; and a highly trained and experienced workforce all contribute to sustaining this reputation.


CAT. NO.
8140
TAGITOL V
BARIUM SULFATE SUSPENSION
CT COLONOGRAPHY
EZ EM


Very Low Sodium
LO SO
PREP
BOWEL CLEANSING SYSTEM
For use as part of a bowel cleansing regimen in preparing patients for surgery or for preparing the colon for x-ray or endoscopic examination.
THIS KIT CONTAINS:
EZ EM


EZ EM

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934 (Amendment No.)


SEC MAIL
RECEIVED
PROCESSING
SECTION
WASH., D.C.
SEP 22 2006
199

Filed by the Registrant ☒
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Check the appropriate box:

☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to Rule 14a-12

E-Z-EM, Inc.
(Name of Registrant as Specified In Its Charter)

N/A
(Name of Person(s) Filing Proxy Statement,
if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

☒ No fee required
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  (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
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☐ Fee paid previously with preliminary materials.
☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
  (1) Amount Previously paid:
  (2) Form, Schedule or Registration Statement No.:
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E-Z-EM, INC.
1111 Marcus Avenue
Lake Success, New York 11042

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

I am pleased to give you notice that the 2006 Annual Meeting of Stockholders of E-Z-EM, Inc. will be held at The Fairmont Copley Plaza, 138 St. James Avenue, Boston, Massachusetts on Wednesday, October 18, 2006 at 10:00 a.m., local time, for the following purposes:

- to elect each of James L. Katz, Anthony A. Lombardo, James H. Thrall, MD as Class I directors of the company, each for a term of three years;
- to approve an amendment to the E-Z-EM, Inc. 2004 Stock and Incentive Award Plan (the "Plan") to increase by 700,000 shares the number of shares of common stock available for issuance under the Plan;
- to ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending June 2, 2007; and
- to transact such other business as may properly come before the meeting.

Our board of directors has fixed the close of business on September 5, 2006 as the record date for the annual meeting. Only record holders of E-Z-EM common stock listed in our stock transfer books on the close of business on the record date are entitled to notice of and to vote at the meeting.

By Order of the Board of Directors,

/s/ Peter J. Graham

PETER J. GRAHAM, Secretary
Lake Success, New York

Dated: September 21, 2006

Whether or not you expect to be present at the meeting, we urge you to fill in, date, sign and return the enclosed proxy card in the envelope that is provided, which requires no postage if mailed in the United States.

If you wish to attend the annual meeting, please check the appropriate box on the enclosed proxy card and return it in the enclosed envelope.

We may adjourn the annual meeting from time to time without further notice other than announcement at the meeting or any adjournment thereof. We may conduct any business for which notice is hereby given at any such adjourned meeting.

E-Z-EM, INC.
1111 Marcus Avenue
Lake Success, New York 11042

PROXY STATEMENT
FOR
ANNUAL MEETING OF STOCKHOLDERS

OF E-Z-EM, INC.

OCTOBER 18, 2006

INTRODUCTION

This proxy statement is being furnished to you and the other stockholders of E-Z-EM, Inc., a Delaware corporation, by the board of directors of your company in connection with the solicitation of proxies by the board for use at E-Z-EM's 2006 Annual Meeting of Stockholders to be held at The Fairmont Copley Plaza, 138 St. James Avenue, Boston, Massachusetts, on Wednesday, October 18, 2006 at 10:00 a.m., local time, or at any adjournment or postponement thereof. Unless the context otherwise requires, "we," "us," "your or our company" and similar terms refer to E-Z-EM, Inc.

Our principal executive offices are located at 1111 Marcus Avenue, Lake Success, New York 11042. The approximate date on which this proxy statement and the accompanying proxy are first being sent or given to stockholders is September 21, 2006.

TABLE OF CONTENTS

THE STOCKHOLDER MEETING

Date, Time and Place

This proxy statement is being furnished to you in connection with the solicitation of proxies by the board of directors of E-Z-EM, Inc. from holders of E-Z-EM's common stock for use at the annual meeting of stockholders to be held at The Fairmont Copley Plaza, 138 St. James Avenue, Boston, Massachusetts, on October 18, 2006 at 10:00 a.m., local time, and at any adjournments or postponements of the annual meeting.

Proposals To Be Considered

At the annual meeting, we will ask holders of our common stock to consider and vote upon the following items:

Election of Directors

The election of three of our eight directors. If elected, the nominees for Class I directors, James L. Katz, Anthony A. Lombardo and James H. Thrall, MD, will each serve until the 2009 annual meeting of stockholders and until their respective successors are duly elected and qualified.

Approval of an Amendment to the E-Z-EM, Inc. 2004 Stock and Incentive Award Plan

Approval of an amendment to the E-Z-EM, Inc. 2004 Stock and Incentive Award Plan (the "Plan") to increase by 700,000 shares the number of shares of our common stock available for issuance under the Plan.

Ratification of Appointment of Independent Registered Public Accounting Firm

Ratification of the appointment of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending June 2, 2007.

Record Date; Voting Securities

As of the close of business on September 5, 2006, the record date for the annual meeting, there were 10,870,199 outstanding shares of our common stock entitled to notice of and to vote at the annual meeting. Each holder of our common stock has one vote per share on each matter to be acted upon at the annual meeting. Only stockholders of record at the close of business on the record date are entitled to vote at the meeting and at any adjournment or postponement thereof. A list of stockholders of record entitled to vote at the annual meeting will be available at the annual meeting and for 10 days prior to the annual meeting, for any purpose germane to the meeting, between the hours of 9:00 a.m. and 4:30 p.m. at our principal executive offices at 1111 Marcus Avenue, Lake Success, New York 11042 by contacting the Secretary of our company.

A majority of the outstanding shares of common stock must be present in person or represented by proxy in order to establish a quorum at the meeting. For purposes of determining the presence of a quorum for transacting business at the annual meeting, abstentions and broker "non-votes" (proxies from banks, brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares on a particular matter with respect to which the banks, brokers or nominees do not have discretionary authority) will be treated as shares that are present.

Votes Required

Election of Directors

The directors nominated for election will be elected by a plurality of the votes cast, in person or by proxy, at the annual meeting. Abstentions and broker non-votes will have no effect on the outcome of the vote since they will not represent votes cast at the annual meeting for the purpose of electing directors.

Approval of an Amendment to the 2004 Stock and Incentive Award Plan

The proposal to approve an amendment to the E-Z-EM, Inc. 2004 Stock and Incentive Award Plan to increase by 700,000 shares the number of shares of common stock available for issuance under the plan must be approved by the affirmative vote of a majority of the votes cast, in person or by proxy, at the annual meeting. Abstentions will be counted and will have the same effect as a vote against the proposal, and broker non-votes will have no effect on the proposal.

Ratification of the Appointment of Independent Registered Public Accounting Firm

The proposal to ratify the board's appointment of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending June 2, 2007 must be approved by the affirmative vote of a majority of the votes cast, in person or by proxy, at the annual meeting. Abstentions will be counted and will have the same effect as a vote against the proposal, and broker non-votes will have no effect on the proposal.

Share Ownership of Directors and Executive Officers

As of the record date, excluding currently exercisable options, our directors and executive officers beneficially owned an aggregate of 1,068,903 shares of our common stock, representing approximately 9.8% of the common stock issued and outstanding.

Our directors and executive officers have indicated that they intend to vote their shares FOR the election of the nominees for director, FOR the approval of an amendment to the E-Z-EM, Inc. 2004 Stock and Incentive Award Plan to increase by 700,000 shares the number of shares available for issuance under the plan, and FOR the ratification of the appointment of Grant Thornton LLP as our independent registered public accounting firm for the 2007 fiscal year.

Voting of Proxies

Your shares will be voted in accordance with your instructions. If you do not specify on your proxy card how you would like your shares to be voted, the proxies will vote the shares subject to the proxy:

- FOR the election of the board's nominees for director;
- FOR the approval of an amendment to the E-Z-EM, Inc. 2004 Stock and Incentive Award Plan to increase by 700,000 shares the number of shares available for issuance under the plan;

- FOR the ratification of the appointment of Grant Thornton LLP as our independent registered public accounting firm for the 2007 fiscal year; and

- in accordance with the judgment of the person or persons voting with respect to any other matter that may properly be brought before the annual meeting. We do not expect that any matter not described in this proxy statement will be brought before the annual meeting.

Revocability of Proxies; How to Vote

Even if you have granted a proxy on the enclosed proxy card, you may still vote in person at the annual meeting. You may revoke your proxy at any time prior to it being voted at the annual meeting by:

- delivering to our Secretary, prior to the annual meeting, a written notice of revocation bearing a later date or time than the proxy;

- submitting another proxy by mail that has a later date and, if applicable, that is properly signed; or

- attending the annual meeting and voting in person.

If you attend the annual meeting, that alone will not revoke your proxy. If we adjourn the meeting, it will not affect your ability to vote or to revoke a previously delivered proxy. We do not expect to adjourn the annual meeting for a period of time long enough to require the setting of a new record date for the meeting.

If your shares are registered directly in your name with our transfer agent, Registrar and Transfer Company, you are considered, with respect to those shares, the "shareholder of record." The Notice of Annual Meeting, Proxy Statement, Annual Report on Form 10-K and proxy card have been sent directly to you by us.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of shares held in street name. The Notice of Annual Meeting, Proxy Statement, Annual Report on Form 10-K and proxy card have been forwarded to you by your broker, bank or other holder of record who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record on how to vote your shares by using the voting instruction card included in the mailing.

Solicitation of Proxies

We will bear the cost of soliciting proxies on behalf of the board of directors. In addition to the use of the mail, we may solicit proxies by telephone, facsimile and personal interview by our officers, directors and employees. If requested, we will reimburse banks, brokers, nominees and other record holders for their reasonable expenses in sending soliciting material to persons for whom they hold shares.

Stockholders should not send stock certificates with their proxy cards.

PROPOSAL NO. 1 –
ELECTION OF DIRECTORS

Nominees

Your company's board of directors currently consists of eight directors. The board is divided into three classes, each of which serves a staggered three-year term. At the annual meeting, you will be asked to elect three Class I directors. If elected, James L. Katz, Anthony A. Lombardo and James H. Thrall, MD will each hold office until the 2009 annual meeting of stockholders and until their successors are duly elected and qualified. The Class II directors and Class III directors will continue in office during the terms indicated below.

Unless otherwise specified, all proxies received will be voted in favor of the election of each of the Class I director nominees. Management has no reason to believe that any of the nominees will be unwilling to serve as a director, if elected. Should any of the nominees not remain a candidate for election at the date of the annual meeting, we will vote the proxies in favor of the election of remaining nominees and any substitute nominees selected by the board. The names of the nominees and certain information concerning them are set forth below:

Nominees to serve as Class I Directors for a term expiring at the 2009 Annual Meeting:

Name	Principal Occupation	Age	First Year Became Director
James L. Katz	CEO, Founder & Director of Lakeshore Medical Fitness, LLC	70	1983
Anthony A. Lombardo	President, CEO & Director of E-Z-EM, Inc.	59	2000
James H. Thrall, MD	Chairman, Department of Radiology, Massachusetts General Hospital	63	2005

James L. Katz, CPA, JD, has been a director of our company since 1983. He is a founder and a director of Lakeshore Medical Fitness, LLC (owns and manages medical fitness facilities), and has served as its Chief Executive Officer since 2000. He is also a founder of Medical Imaging of Northbrook Court, LLC (screening and diagnostic imaging), and has served as an administrative member since 2001. Previously, he founded and was a managing director from its organization in 1995 until 2000 of Chapman Partners LLC (investment banking). From its acquisition in 1985 until its sale in 1994, he was the co-owner and President of Ever Ready Thermometer Co., Inc. From 1971 until 1980 and from 1983 until 1985, he held various executive positions with Baxter International and its subsidiaries, principally that of Chief Financial Officer of Baxter International. He is also a director of Intec, Inc., as well as a member of the Board of Advisors of Jerusalem Global and AEG Partners.

Anthony A. Lombardo, has served as our President, Chief Executive Officer and a director since 2000. Prior to joining us, he served as President of ALI Imaging Systems, Inc. (radiology information management) from 1998 to 2000.

James H. Thrall, M.D., has been a director of our company since 2005. He is a radiologist and chairs the Department of Diagnostic Radiology of Massachusetts General Hospital. He serves as a member of the Board of Trustees of the Massachusetts General Physicians Organization. He is a director of WorldCare, Inc., a company providing telemedicine and clinical trial support services, and has served as its Chairman of the Board since 1999. Since 2002, he has been a director of Mobil Aspects Inc., a company focused on radio frequency identification (RFID) technology, and has served as its Chairman of the Board since 2005. Among other professional organizations, Dr. Thrall serves on the Board of Trustees of the Society of Chairman of Academic Radiology Departments, the Board of Chancellors of the American College of Radiology and the Board of Trustees of the Research and Education Foundation of the Radiological Society of North America.

Recommendation of the Board of Directors

The board of directors recommends a vote FOR the election of each of the nominees.

Other Directors

The following Class II and III directors will continue on the board of directors for the terms indicated:

Class II Directors (Term Expiring at the 2007 Annual Meeting):

Robert J. Beckman, age 58, has been a director of our company since 2002. He is a founder and has been a Managing Partner of The Channel Group, a venture management and corporate advisory business focusing on global life sciences, since 2002. Previously, he founded Intergen Co., a company that provides technology and biologicals to the pharmaceutical/biotechnology and clinical diagnostic industries, and served as its Chief Executive Officer from 1987 until 2001.

Paul S. Echenberg, age 62, has been a director of our company since 1987 and has served as Chairman of our board of directors since 2005, and Chairman of the board of directors of our subsidiary, E-Z-EM Canada, since 1994. He has been the President, Chief Executive Officer and a director of Schroders & Associates Canada Inc. (investment buy-out advisory services) and a director of Schroders Ventures Ltd. since 1997. He is also a founder and has been a general partner and a director of Eckvest Equity Inc. (personal investment and consulting services) since 1989. He is also the Chairman of the board of directors of AngioDynamics, Inc., our former subsidiary and now a publicly held company, and is a director of Lallemand Inc., Benvest New Look Income Fund, a publicly held company, ITI Medical Technologies, Inc., Flexia Corp., Fib-Pak Industries Inc., Med-Eng Systems Inc., MacroChem Corp., a publicly held company, Matra Plast Industries Inc. and A.P. Plasman Corp.

John T. Preston, age 56, has been a director of our company since 2004. He has served as the President and CEO of Atomic Ordered Materials, LLC since 1999 and has been a Senior Lecturer at the Massachusetts Institute of Technology (MIT) since 1996. He is the founder of Quantum Energy, LLC and served as its CEO from 1996 to 1999. He was the Director of Technology Development at MIT from 1992 to 1996. From 1986 to 1992, Mr. Preston served as Director of Technology Licensing at MIT and from 1977 to 1986 held various technology management positions with MIT. He is also a director of Clean Harbors, Inc. and Boston Life Science, Inc., both publicly held companies, as well as several private companies.

The following Class III Directors (Term Expiring at the 2008 Annual Meeting):

David P. Meyers, age 42, has been a director of our company since 1996. He is a founder of Alpha Cord, Inc., which provides cryopreservation of umbilical cord blood, and has served as its

President since 2002. Previously, he founded MedTest Express, Inc., an Atlanta, Georgia-based provider of contracted laboratory services for home health agencies, and served as its President, Chief Executive Officer and a director from 1994 to 2002. He is also a director of AngioDynamics, Inc.

George P. Ward, age 68, has been a director of our company since 2002. Prior to his retirement in 2002, Mr. Ward served as Executive Vice President - Business Development of Health Center Internet Services, Inc. in San Francisco, California from 1997 until 2001. He served as a director and consultant for ALI Technologies, Inc. of Richmond, British Columbia, Canada from 1996 until 2002. After serving as an officer in the U.S. Air Force, he began his career as a rocket engineer with Thiokol Chemical Corp. in 1962, then joined the General Electric Space Division as a program manager and marketing manager in 1966. After a GE corporate headquarters assignment in 1973, Mr. Ward moved to the GE Medical Business, where he managed the X-ray and other medical imaging businesses. In 1977, he became President, CEO and a director of Systron Donner Corp., Concord, California (then NYSE-listed). In 1982, he became President, CEO and a director of Vitalink Communications Corp., Mountain View, California, and in 1986, he founded MEICOR, Inc., Pleasanton, California, and served as its Chairman, CEO and a director. From 1987 until 1991, he was a Worldwide Business Group Managing Director for Philips Medical, and since 1991, a director/consultant for several high technology companies. He also was a director of Blue Cross of California, Woodland Hills, California from 1986 to 1996.

Director Independence

Under our corporate governance guidelines, a majority of our directors must qualify as independent under the listing standards of The Nasdaq Stock Market LLC ("Nasdaq"). Under the Nasdaq listing standards, an "independent director" is a director who is not an officer or employee of E-Z-EM or any subsidiary and who does not have any relationship that the board of directors believes would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The board evaluates each director on an annual basis and makes a determination as to which directors qualify as independent.

Our board of directors has determined that six of our eight directors – Messrs. Beckman, Echenberg, Katz, Preston, Thrall and Ward – are independent under the Nasdaq listing standards.

Meetings

The board of directors held four regular meetings, one strategy meeting and one meeting by conference call during the 2006 fiscal year. From time to time, the members of the board of directors act by unanimous written consent pursuant to the laws of the State of Delaware. No director attended fewer than 75% of all board meetings, and meetings of each committee of which he was a member, during the 2006 fiscal year. Our directors are expected to attend our annual stockholders meeting absent extenuating circumstances. All directors named in this proxy statement who were directors at the time of our 2005 annual stockholders meeting attended that meeting.

We have a standing executive committee, audit committee, nominating and corporate governance committee, compensation committee and finance committee.

Board Committees

Executive Committee. The executive committee has the full power and authority to act on behalf of the board during intervals between regularly scheduled board meetings. The members of the executive committee are Messrs. Echenberg, Beckman and Preston. The executive committee met two times during the 2006 fiscal year.

Audit Committee. The audit committee is responsible for recommending to the board the appointment or termination of our independent auditors; providing an open avenue of communication between the independent registered public accounting firm and the board; reviewing our significant accounting policies and internal controls; and having general responsibility for assisting the board in its oversight over all audit-related matters.

The members of the audit committee are Messrs. Katz, Beckman and Preston, each of whom has been determined by our board to be independent under the Nasdaq listing standards. Our board has also determined that each member of the audit committee is financially literate in accordance with the Nasdaq listing standards. Additionally, the board has determined that Mr. Katz is an "audit committee financial expert," as defined under SEC rules. The audit committee met six times during the 2006 fiscal year and had several informal discussions.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee develops and recommends corporate governance guidelines for our company. The committee also evaluates current and prospective directors and their qualifications to serve on the board and presents recommendations to the board regarding nominees for director. The members of the nominating and corporate governance committee are Messrs. Beckman, Thrall and Ward, each of whom has been determined by our board of directors to be independent under the Nasdaq listing standards. The nominating and corporate governance committee met nine times during the 2006 fiscal year and had several informal discussions.

The nominating and corporate governance committee's process for identifying and evaluating nominees is as follows: In the case of an incumbent director whose term of office is set to expire, the committee reviews the director's overall service to our company during his or her term, including the number of meetings attended, level of participation, quality of performance, and transactions, if any, between the director and our company during his or her term, and confirms the director's independence, if applicable. In the case of a new director candidate, the committee first determines whether the nominee is independent under the Nasdaq listing standards. In either case, determinations are based upon our internal policies, applicable securities laws, the rules and regulations of the SEC, the Nasdaq listing standards, and the advice of counsel, if necessary. The committee uses its network of contacts to identify potential candidates. If necessary, the committee will also engage a professional search firm to assist in identifying qualified nominees. The search firm identifies potential candidates based on an extensive profile of the requirements developed by the nominating and corporate governance committee. The search firm then develops a scoring matrix to rank the candidates and the nominating and corporate governance committee interviews the candidates and makes its recommendation to the board of directors. Any candidates for director that are nominated by our stockholders are considered in the same manner as other candidates.

The nominating and corporate governance committee may apply several criteria in selecting nominees. At a minimum, the committee shall consider (a) whether each such nominee has demonstrated, by significant accomplishment in his or her field, an ability to make a meaningful contribution to the board's oversight of the business and affairs of our company and (b) the nominee's reputation in his or her personal and professional activities. Additional factors that the committee may consider include a candidate's specific experiences and skills, relevant industry background and knowledge, experience in business development, including acquisitions and technology licensing, availability in light of other commitments, potential conflicts of interest and any other factors or qualities that the committee believes will enhance the board's ability to effectively manage and direct the company's affairs and business, including, where applicable, the ability of board committees to perform their duties or satisfy any independence requirements under the Nasdaq listing standards or otherwise.

Stockholders may recommend individuals to the nominating and corporate governance committee for consideration as potential director candidates by submitting their names and appropriate background and biographical information to the Nominating and Corporate Governance Committee, c/o E-Z-EM, Inc., 1111 Marcus Avenue, Lake Success, New York 11042 at least 120 days prior to the anniversary of the date on which our proxy statement was first released to stockholders for the previous year's annual meeting. Assuming that the appropriate information has been timely provided, the committee will consider these candidates in the same manner as it considers other board candidates it identifies. Our stockholders also have the right to nominate director candidates without any action on the part of the nominating and corporate governance committee or our board of directors by following the advance notice provisions of our by-laws as described under "Stockholder Proposals and Director Nominations" on page 36 of this proxy statement. During the 2006 fiscal year, we did not receive any director nominations from our stockholders.

Compensation Committee. The compensation committee determines the cash and other incentive compensation, if any, to be paid to our executive and non-executive officers and key employees. The compensation committee also sets the policies and parameters of our compensation programs and awards thereunder, and makes determinations as to grants under our equity compensation plans. The members of the compensation committee are Messrs. Ward, Katz and Thrall, each of whom has been determined by our board of directors to be independent under the Nasdaq listing standards. The compensation committee met 15 times during the 2006 fiscal year and had several informal discussions.

The board of directors created a Finance Committee in 1995. Its members are Messrs. Katz and Meyers. The Finance Committee did not meet during the 2006 fiscal year.

Committee Charters, Code of Conduct and Ethics, Complaint Procedures and Corporate Governance Guidelines

The charters of the audit committee and the nominating and corporate governance committee, as well as the E-Z-EM, Inc. code of conduct and ethics, our complaint procedures and our corporate governance guidelines, are posted on our website (www.ezem.com) under Investor Relations, Corporate Governance. This website address is not intended to function as a hyperlink, and the information contained on our website is not intended to be a part of this proxy statement.

Communications with the Board

Our stockholders may communicate directly with the board of directors by addressing a letter to "The Board of Directors of E-Z-EM, Inc., c/o Secretary, at 1111 Marcus Avenue, Suite LL-26, Lake Success, New York 11042." If you would like a letter to be forwarded directly to the Chairman of the Board or to one of the chairmen of the standing committees, to a specific director or group of directors, or to one or more independent directors, you should so indicate. If no specific direction is indicated, the Secretary will review the letter and forward it to the appropriate board member or members. Copies of written communications received at such address will be provided to the board or the relevant director or directors unless such communications are determined by our outside counsel to be inappropriate for submission to the intended recipient(s). However, any communication not so delivered will be made available upon request to any director. Examples of stockholder communications that would be considered inappropriate for submission include, without limitation, customer complaints, business solicitations, product promotions, résumés and other forms of job inquiries, junk mail and mass mailings, as well as material that is unduly hostile, threatening, illegal or similarly unsuitable.

Compensation of Directors

Directors who are not our employees receive the following compensation: a monthly retainer of $2,000; a fee of $1,750 for each board meeting attended in person; a fee of $500 for each telephonic board meeting in which they participate; an annual grant of 1,000 shares of our common stock; and an annual grant of an option to purchase 4,000 shares of our common stock. The Chairman of the board of directors receives 1.75 times the above-referenced fees. Non-employee directors, other than the Chairman of the Board, who serve on committees of the board receive a fee of $1,000 for each committee meeting attended in person and $500 for each telephonic committee meeting in which they participate, except that the committee chairmen receive a fee of $1,500 for each committee meeting attended in person and $750 for each telephonic committee meeting in which they participate. Directors who are our employees do not receive any compensation for their services as directors.

In May 2006, each non-employee director received an option to purchase 5,000 shares of our common stock which vested immediately, except for our Chairman of the Board who received an option to purchase 8,750 shares of our common stock. The per share exercise price of each option is $17.49, which was the average of the high and low prices for our common stock on the day of the grant.

Upon joining our board, new directors receive options for 24,000 shares of our common stock.

In August 2005, our board of directors approved an annual expenditure of $20,000 towards the cost of an office and secretary for Paul S. Echenberg, the Chairman of our board of directors.

James L. Katz receives an additional monthly retainer of $1,000 for serving as Chairman of our audit committee.

Robert J. Beckman receives an additional monthly retainer of $500 for serving as Chairman of our nominating and corporate governance committee.

George P. Ward receives an additional monthly retainer of $500 for serving as Chairman of our compensation committee.

Michael A. Davis, M.D., a Director Emeritus, provides us, on an ongoing basis, with consulting services in his capacity as our Medical Director. We paid Dr. Davis approximately $243,000 for his services during fiscal 2006.

We entered into an agreement, effective as of January 1, 2004, with Donald A. Meyer, a Director Emeritus, under which Mr. Meyer agreed to serve as the trustee of our 401(k) plan and to provide us with such other services as we may reasonably request from time-to-time. The agreement is for a term of 36 months unless terminated earlier pursuant to its terms. Mr. Meyer receives a monthly payment of $3,500 and reimbursement for reasonable business expenses incurred in providing services under the agreement. In fiscal 2006, we paid Mr. Meyer $42,000 under our agreement with him.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation for services, in all capacities for fiscal years 2006, 2005 and 2004, of:

- those persons who were, during fiscal year 2006, our Chief Executive Officer or "CEO" (Anthony A. Lombardo); and
- those persons who were, at the end of fiscal year 2006, our four most highly compensated executive officers other than the CEO.

We refer to these individuals as the "Named Executive Officers":

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compen-sation[1] ($)	Restricted Stock Awards ($)	Securities Underlying Options[2] #	LTIP Payouts ($)	All Other Compen-sation[3] ($)
Anthony A. Lombardo, ...	2006	$350,784	$249,769	None	None	75,000	None	$12,055
President and Chief	2005	340,370	256,190	None	None	90,000	None	11,240
Executive Officer	2004	320,000	132,828	None	None	None	None	10,380
Jeffrey S. Peacock,.........	2006	$224,591	$101,610	None	None	28,000	None	$11,804
Senior Vice President	2005	207,454	99,828	None	None	15,000	None	11,159
	2004	185,000	53,754	None	None	None	None	10,063
Brad S. Schreck,............	2006	$215,040	$97,274	None	None	28,000	None	$11,690
Senior Vice President	2005	198,783	95,733	None	None	15,000	None	10,989
	2004	185,000	53,754	None	None	None	None	9,292
Dennis J. Curtin, ...	2006	$215,025	$97,274	None	None	28,000	None	$11,520
Senior Vice President	2005	206,211	99,616	None	None	35,000	None	11,053
	2004	188,402	81,427	None	None	None	None	9,872
Peter J. Graham,............	2006	$195,910	$88,905	None	None	28,000	None	$11,037
Senior Vice President	2005	194,690	76,090	None	None	10,000	None	10,957
	2004	178,000	68,619	None	None	None	None	10,361

(1) We have concluded that the aggregate amount of perquisites and other personal benefits paid to each of the Named Executive Officers for 2006, 2005 and 2004 did not exceed the lesser of 10% of such officer's total annual salary and bonus for 2006, 2005 or 2004 or $50,000; such amounts are, therefore, not reflected in the table.

(2) Options are exercisable for our common stock.

(3) For each of the Named Executive Officers, the amounts reported include amounts we contributed under our Profit-Sharing Plan and, as matching contributions, under the companion 401(k) Plan. For 2006, 2005 and 2004, such amounts contributed were: $11,095, $10,385 and $9,600, respectively, for Mr. Lombardo; $10,969, $10,458 and $9,486, respectively, for Mr. Peacock; $10,884, $10,319 and $8,715, respectively, for Mr. Schreck; $10,713, $10,352 and $9,284, respectively, for Mr. Curtin; and $10,308, $10,324 and $9,831, respectively, for Mr. Graham.

For each of the Named Executive Officers, the amounts reported include term life insurance premiums we paid. For 2006, 2005 and 2004, such amounts paid were: $960, $855 and $780, respectively, for Mr. Lombardo; $835, $701 and $577, respectively, for Mr. Peacock; $806, $670 and $577, respectively, for

Mr. Schreck; $807, $701 and $588, respectively, for Mr. Curtin; and $729, $633 and $530, respectively, for Mr. Graham.

Option Grants in Last Fiscal Year

The following table sets forth certain information concerning stock option grants made during fiscal 2006 to the Named Executive Officers. These grants are also reflected in the Summary Compensation Table. In accordance with SEC disclosure rules, the hypothetical gains or "option spreads" for each option grant are shown based on compound annual rates of stock price appreciation of 5% and 10% from the grant date to the expiration date. The assumed rates of growth are prescribed by the SEC and are for illustrative purposes only; they are not intended to predict future stock prices, which will depend upon market conditions and our future performance. We did not grant any stock appreciation rights during fiscal 2006.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year 2006	Exercise or Base Price[3] ($/Sh)	Expiration Date	5% ($)	10% ($)
Anthony A. Lombardo.....	40,000[1]	10.7%	$14.475	6/1/15	$364,130	$922,777
	35,000[2]	9.4%	$17.49	5/15/16	$384,978	$975,609
Jeffrey S. Peacock...........	13,000[1]	3.5%	$14.475	6/1/15	$118,342	$299,902
	15,000[2]	4.0%	$17.49	5/15/16	$164,991	$418,118
Brad S. Schreck	13,000[1]	3.5%	$14.475	6/1/15	$118,342	$299,902
	15,000[2]	4.0%	$17.49	5/15/16	$164,991	$418,118
Dennis J. Curtin	13,000[1]	3.5%	$14.475	6/1/15	$118,342	$299,902
	15,000[2]	4.0%	$17.49	5/15/16	$164,991	$418,118
Peter J. Graham..............	13,000[1]	3.5%	$14.475	6/1/15	$118,342	$299,902
	15,000[2]	4.0%	$17.49	5/15/16	$164,991	$418,118

(1) These options were granted on June 2, 2005 and vested on June 2, 2006.

(2) These options were granted on May 16, 2006 and vested immediately.

(3) The options granted during 2006 have an exercise price not less than the fair market value of our common stock on the date of grant, and expire in ten years.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth information concerning all exercises of stock options during fiscal year 2006 by our Named Executive Officers and the fiscal year-end value of unexercised stock options on an aggregated basis:

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at June 3, 2006 (#) Exercisable/Unexercisable [(2)]	Value of Unexercised In-the-Money Options at June 3, 2006 [(1)] ($) Exercisable/Unexercisable [(2)]
Anthony A. Lombardo	None	None	415,996/None	$2,768,905/None
Jeffrey S. Peacock	None	None	52,682/None	$129,229/None
Brad S. Schreck	None	None	66,958/None	$276,792/None
Dennis J. Curtin	None	None	63,000/None	$70,910/None
Peter J. Graham	None	None	60,817/None	$318,070/None

(1) An option is "in-the-money" if on June 3, 2006, the market price of our common stock exceeded the exercise price of the option. On June 3, 2006, the closing price of our common stock was $15.77. The value of these options is calculated by determining the difference between the aggregate market price of the stock covered by the options on June 3, 2006 and the aggregate exercise price of the options.

(2) Options are exercisable into our common stock.

Long-Term Incentive Plan Awards Table and Defined Benefit or Actuarial Plan Table

We did not make any awards under any long-term incentive plan in fiscal 2006 and do not maintain any defined benefit or actuarial plans.

Employment Contracts

Effective June 1, 2004, we amended our employment contract, entered into in 2000, with Anthony A. Lombardo, our President and Chief Executive Officer. This amended employment contract provides for a current annual base salary of $360,000. The contract is cancelable at any time by either Mr. Lombardo or us, but provides for severance pay of two years' base salary in the event of termination by us without cause, as defined in the contract. Unless cancelled earlier, the amended contract will terminate on May 31, 2007.

Severance Arrangements

We have entered into severance agreements with some of our executive officers, non-executive officers and key employees.

Each severance agreement provides certain security to the executive in connection with a change of control. A change of control is defined as the acquisition of 50% or more of the outstanding voting power of E-Z-EM's capital stock or the transfer of all or substantially all of our assets. Upon a change of control, all outstanding stock options vest and remain exercisable until the original expiration date of the options without regard to the need to remain employed by E-Z-EM. The agreements provide that we will provide the executive (or his estate) with an interest-free loan in the amount necessary to pay the exercise price and the income and employment taxes due as a result of the option exercise.

If an executive's employment with E-Z-EM is terminated by us for "good cause," death or disability, or by the executive other than for "good reason," during the term of the severance agreement and within two years following a change of control, the executive will be entitled only to accrued but unpaid base salary. A termination of employment is for "good cause" under the severance agreements if the basis of termination is:

- repeated acts or serious omissions constituting dishonesty, intentional breach of fiduciary obligation or intentional wrongdoing or malfeasance;
- conviction of a crime involving fraud, dishonesty or moral turpitude; or
- a material breach of the severance agreement or the conditions and requirements of employment.

"Good reason" exists under the severance agreements if there is:

- a significant reduction in the nature or the scope of the executive's authority and/or responsibility;
- a material reduction in the executive's rate of base salary;
- a significant reduction in employee benefits; or
- a change in the principal location in which the executive is required to perform services, which significantly increases commuting distance.

If an executive's employment with E-Z-EM is terminated by us without good cause or by the executive for good reason, during the term of the severance agreement and within two years following a change of control, the executive will be entitled to:

- accrued but unpaid base salary;
- a lump sum payment equal to between one and two times annual base salary, based upon years of service;
- any benefits accrued under any incentive and retirement plans;
- paid medical plan coverage until the earlier of 18 months from termination or the time when the executive obtains comparable coverage through a new employer;
- a lump sum payment equal to the unvested portion, if any, of the executive's 401(k) plan; and
- outplacement and career counseling services.

Each severance agreement provides that if any amounts due to an executive thereunder become subject to the "golden parachute" rules set forth in section 4999 of the Internal Revenue Code, then these amounts will be reduced to the extent necessary to avoid the application of the "golden parachute" rules.

Report on Repricing of Options/SARs

In fiscal 2006, we did not adjust or amend the exercise price of any stock options previously granted to any of our named Executive Officers.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

The following directors serve on our compensation committee: James L. Katz, James H. Thrall, M.D. and George P. Ward. None of the directors serving on our compensation committee is a current or former officer or employee of ours or any of our subsidiaries. None of these directors had any relationship required to be disclosed by us under Item 404 of Regulation S-K under the Securities Exchange Act of 1934.

Audit Committee Report

The audit committee of the board of directors is composed of three directors, James L. Katz, Robert J. Beckman and John T. Preston, and operates under a written charter. Each member of our audit committee has been determined by the board of directors to be independent and able to read and understand financial statements, as required by the Nasdaq listing standards and the applicable rules under the Securities Exchange Act of 1934. In addition, the board has determined that Mr. Katz is "financially sophisticated" as required by the Nasdaq listing standards and is an "audit committee financial expert," as defined under the rules of the Securities Exchange Act of 1934.

Consistent with Securities and Exchange Commission ("SEC") policies regarding auditor independence, the audit committee has responsibility for appointing, setting compensation and overseeing the work of Grant Thornton LLP, our independent registered public accounting firm. The audit committee has established a policy of pre-approving all audit and permissible non-audit services provided by Grant Thornton LLP or any of its affiliates. The audit committee may delegate pre-approval authority and has done so to its Chairman, who has reported on those approvals to the board of directors.

As set forth in more detail in the audit committee's charter, management is responsible for E-Z-EM's internal controls and financial operating system. The independent registered public accounting firm is responsible for performing an independent audit of our company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing a report relating to this audit, as well as auditing and expressing opinions on (i) management's assessment of the effectiveness of our company's internal control over financial reporting and (ii) the effectiveness of our company's internal control over financial reporting based on criteria established by the Committee of Sponsoring Organizations of the Treadwell Commission (the "COSO criteria"). The audit committee's responsibility is to monitor and oversee these processes. The audit committee's primary duties and responsibilities fall into three broad categories:

First, the audit committee serves as an independent and objective party to monitor E-Z-EM's financial reporting process and internal control system;

Second, the audit committee is responsible for reviewing and appraising the audit efforts of our independent registered public accounting firm; this includes matters concerning the relationship between E-Z-EM and its independent auditors, including recommending their appointment or removal, reviewing the scope of their audit services and related fees, as well as any other services being provided to us, and determining whether the auditors are independent (based in part on the annual letter provided to us pursuant to Independence Standards Board Standard No. 1); and

Third, the audit committee provides an open avenue of communication among the independent registered public accounting firm, financial and senior management and the board of directors.

The audit committee has implemented procedures to ensure that during the course of each fiscal year it devotes the attention that it deems necessary or appropriate to each of the matters assigned to it under its charter. To carry out its responsibilities, our audit committee met six times during fiscal year 2006.

In overseeing the preparation of our company's financial statements, the audit committee has reviewed the financial statements and met with and held discussions with management and the independent registered public accounting firm to review the financial statements and discuss significant accounting issues and policies. Management advised the audit committee that our company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. The audit committee discussed with the independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards ("SAS") No. 61, "Communications with Audit Committees," and SAS No. 90, "Audit Committee Communications."

Our independent registered public accounting firm also provided the audit committee with the written disclosures and the letter required by the Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees" and the audit committee has discussed with the independent registered public accounting firm that firm's independence. Grant Thornton LLP informed the committee that it was independent with respect to E-Z-EM within the regulations promulgated by the SEC and the requirements of the Independence Standard Board. The audit committee also considered the compatibility of the audit-related fees, tax fees and all other fees paid to Grant Thornton LLP in connection with Grant Thornton LLP's independence. The audit committee has concluded that Grant Thornton LLP is independent of E-Z-EM and its management.

The audit committee discussed with the independent registered public accounting firm the overall scope and plans for its audit. The audit committee met with the independent registered public accounting firm, with and without management present, to discuss the results of its examination, the evaluation of our company's internal controls, and the overall quality of our company's financial reporting.

Based upon the reviews and discussions referred to above, the audit committee recommended to the board of directors that our company's audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended June 3, 2006 and be filed with the SEC.

This audit committee report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate this report therein.

THE AUDIT COMMITTEE,
James L. Katz, Chairman
Robert J. Beckman
John T. Preston

Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by our company's independent registered public accounting firm, Grant Thornton LLP (and its affiliates) for the audits in respect of the fiscal years ended June 3, 2006 and May 28, 2005, and fees billed for other services rendered by Grant Thornton LLP (and its affiliates) during those periods:

	2006	2005
	(in thousands)	
Audit Fees[1]	$ 1,089	$ 671
Audit-Related Fees[2]	11	39
Tax Fees[3]	41	137
All Other Fees	1	3
	$ 1,142	$ 850

(1) Audit fees consist of fees for professional services necessary to perform an audit or review in accordance with the standards of the Public Company Accounting Oversight Board, including services rendered for the audit of our annual financial statements (including services incurred with rendering an opinion under section 404 of the Sarbanes-Oxley Act of 2002) and review of quarterly financial statements. For fiscal 2006, these services included $245 in fees relating to the fiscal 2005 audit which were determined after the issuance of the 2005 proxy. For each fiscal year, these services also included fees for statutory audits of non-U.S. subsidiaries.

(2) Audit-related fees consist primarily of profit sharing and 401(k) plan audits and a consent for a Form S-8 registration statement filed in fiscal 2005.

(3) Tax fees include all tax services relating to tax compliance, tax advice and tax planning.

The audit committee understands the need for Grant Thornton LLP to maintain objectivity and independence in its audits and has implemented procedures, including pre-approval of all audit and permissible non-audit services, to minimize any relationship with Grant Thornton LLP that could impair their independence. The audit committee has determined that we will engage Grant Thornton LLP to provide non-audit services only when the services offered by Grant Thornton LLP are more effective and economical than the services from other providers, and, to the extent possible, only after competitive bidding. Our company's policy on auditor independence requires that, prior to engaging the independent auditor in any non-audit related activity, our management report to the audit committee the nature of the proposed activity, including the reasons why (1) it is necessary or beneficial for us to use the independent registered public accounting firm to engage in such activity, and (2) the steps being taken to ensure that the engagement of the independent registered public accounting firm in such activity will not, among other things, violate applicable laws or regulations of the United States and applicable states, or the Nasdaq listing standards, in which our company's securities are quoted. In order for our company to engage the independent registered public accounting firm in the proposed activity, we must obtain prior audit committee approval.

Compensation Committee Report on Executive Compensation

General

The compensation committee of our board of directors determines the base salaries and cash and other incentive compensation, if any, to be paid to our company's executive and non-executive officers and key employees, and administers our employee compensation plans. Our compensation committee is composed of three non-employee directors: George P. Ward, James L. Katz and James H. Thrall, M.D., who have been determined by our board of directors to be independent under the Nasdaq listing standards and who are "non-employee" directors under the rules of the SEC and "outside directors" under section 162(m)(4)(C)(i) of the Internal Revenue Code and the Treasury Regulation promulgated thereunder.

Compensation Philosophy

The committee's primary philosophy regarding compensation of executive and non-executive officers is to offer a program that rewards each member of senior management commensurately with E-Z-EM's overall growth and financial performance, including each person's individual performance during the previous fiscal year. The three primary components of our compensation program are base salary, annual performance bonus, and stock option or other equity compensation awards. The committee believes that this three-part approach enables our company to remain competitive with its industry peers while ensuring that senior management is appropriately motivated to deliver positive short-term results while creating sustainable long-term stockholder value.

The key elements of the compensation committee's executive compensation philosophy include:

- setting levels of compensation designed to attract and hold superior executives in a highly competitive business environment;
- providing incentive compensation that varies directly with E-Z-EM's financial performance and individual initiative and achievement contributions to such performance;
- linking compensation to factors that affect E-Z-EM's annual and long-term performance;
- evaluating the competitiveness of our compensation programs based upon information drawn from a variety of sources; and
- establishing salary levels and bonuses intended to be consistent with competitive practice and level of responsibility, with salary increases and bonuses reflecting competitive trends, the overall financial performance of our company, the performance of the individual officer and the contractual arrangements that may be in effect with the individual officer.

In determining each officer's overall compensation, the compensation committee has relied, in part, on executive compensation surveys, publicly available information, informal survey information obtained by management, and information known to various members of the board of directors. The committee has also periodically sought the assistance of independent executive compensation consultants, who have provided information and data on the compensation levels and philosophies adopted by other companies in the same market for executive talent. In particular, the independent consultants have compared our company's total compensation program, which includes base salary, annual bonus pay and stock option awards or other equity compensation awards, with programs offered by other companies of comparable size in the medical and healthcare industries.

Internal Revenue Code Section 162(m) Considerations

Section 162(m) of the Internal Revenue Code prohibits a publicly held corporation, such as E-Z-EM, from claiming a deduction on its federal income tax return for compensation in excess of $1 million paid for a given fiscal year to the chief executive officer (or person acting in that capacity) and to the four most highly compensated officers of the corporation other than the chief executive officer as of the end of the corporation's fiscal year. The $1 million compensation deduction limitation does not apply to "performance based compensation within the meaning of section 162(m)." We believe that any compensation received by E-Z-EM's Named Executive Officers in connection with the exercise of options granted under the 1983 Stock Option Plan and the 2004 Stock and Incentive Award Plan will qualify as "performance based compensation," except for a certain *de minimis* option grant awarded in 1996. Stock options issued pursuant to E-Z-EM's AngioDynamics subsidiary 1997 Stock Option Plan will not qualify as "performance based compensation." Our company has not established a policy with respect to section 162(m) of the Internal Revenue Code because E-Z-EM has not paid, and does not currently anticipate paying, annual compensation in excess of $1 million to any employee.

Base Salaries

Base salaries for our executive and non-executive officers are determined initially by evaluating the responsibilities of the position held and the experience of the individual, and by reference to the competitive marketplace for management personnel, including a comparison of base salaries for comparable positions at comparable companies. Salary adjustments are determined consistent with our company's compensation policy by evaluating the competitive marketplace, including salary data by industry and geographic region, the performance of E-Z-EM, the performance of the officer – particularly with respect to the officer's ability to manage growth of our company – and any increased responsibilities assumed by the executive.

Annual Incentive Compensation

The compensation committee administers our Annual Incentive Bonus Plan ("AIP"), under which cash bonuses may be awarded to the CEO and President, other executive officers, and certain other employees. At the beginning of each fiscal year, the goals for our company and each individual are established. For each fiscal year, the level of bonus earned, if any, is dependent upon E-Z-EM's financial results as compared to its current year's budget or the prior year's results, or both, and each individual's achievement of his or her personal goals. Bonuses are awarded if the specified performance objectives, including corporate, business unit and departmental goals, have been met, as determined by the compensation committee. We awarded bonuses ranging up to 71.2% of base salary to corporate officers under the bonus plan for the 2006 fiscal year.

Stock Option Agreements

The compensation committee views stock options as an important long-term incentive vehicle for our officers. The use of stock options ensures that the interests of our officers are tied to the interests of our stockholders by making a portion of the officer's long-term compensation dependent upon the value created for our stockholders. This promotes a continuing focus on our company's profitability and stockholder value. The compensation committee may grant options under the 2004 Stock and Incentive Award Plan. All options are granted at an exercise price equal to the fair market value of our company's common stock on the date of grant. In determining long-term incentive awards, the compensation committee considers the amount of stock options previously granted to each officer, the officer's responsibilities, the officer's current performance and contribution to our company and industry peer data.

Summary of 2006 Executive Compensation Study for E-Z-EM, Inc.

In 2006, the compensation committee commissioned a study to assess our company's top five officers' compensation relative to peer companies.

The study compared the total direct compensation (salaries, bonuses and long-tern incentives) ("TDC") provided to the five Named Executive Officers in E-Z-EM's proxy statement, with the TDC provided to the named executive officers of 21 other publicly traded companies ("Comparator Companies").

The Comparator Companies were selected using the following criteria: manufacturers of medical, dental, nutritional or instrumentation products or providers of related services with revenues between approximately $70 million and $280 million, and gross margins between approximately 40% and 60%. The selection criteria were determined by the compensation committee. Compensation information was extracted from proxy statements and the Comparator Companies' other SEC filings.

The study indicated that, in general, the TDC of E-Z-EM's Named Executive Officers fell between the 25th and 50th percentiles of the Comparator Companies. We regard TDC as the most important barometer of pay competitiveness because it takes into account all of the major components of compensation. The CEO's TDC stood at the 42nd percentile and the CFO's was at the 38th percentile. Salaries ranged between the 33rd percentile and the 55th percentile, with the CEO's at the 33rd percentile and the CFO's at the 41st percentile. Bonuses ranged between the 53rd and 77th percentiles, with the CEO's bonus at the 77th percentile and the CFO's at the 72nd percentile. Total cash compensation (the sum of salary plus bonus) ranged between the 40th and 75th percentiles, with the CEO's at the 75th percentile and the CFO's at the 62nd percentile. Long-term incentive grants, on the other hand, only ranged between the 4th percentile and the 37th percentile, with all except Mr. Peacock falling at the 25th percentile or below.

Compensation of the Chief Executive Officer

The compensation committee has targeted Mr. Lombardo's total compensation, including compensation derived from awards of stock options, at a level it believes is competitive with the average amount paid by E-Z-EM's competitors and companies with which we compete for executive talent. On December 1, 2005, Mr. Lombardo's annual base salary was increased to $360,000. During the 2006 fiscal year, options to purchase 75,000 shares of E-Z-EM common stock were granted to Mr. Lombardo. Under our employment contract with Mr. Lombardo, Mr. Lombardo participates in our AIP program and received a bonus of $249,769 for the 2006 fiscal year.

THE COMPENSATION COMMITTEE,
George P. Ward, Chairman
James L. Katz
James H. Thrall, M.D.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information, as of September 5, 2006, as to the beneficial ownership of our common stock, by:

- each person known by us to own beneficially more than 5% of our common stock;
- each of our directors;
- each of our Named Executive Officers; and
- all of our directors and executive officers as a group:

Unless otherwise noted, the address of each person listed below is c/o E-Z-EM, Inc., 1111 Marcus Avenue, Lake Success, New York 11042.

Name and Address of Beneficial Owner	Shares Beneficially Owned [1]	Percent of Class
Linda B. Stern 23 Willets Road Old Westbury, NY 11568	1,945,779 [2]	17.9%
Wellington Management Company 75 State Street Boston, MA 02109	1,008,700 [3]	9.3
Ira Albert 1304 SW 160th Avenue, Suite 209 Ft. Lauderdale, FL 33326	800,042 [4]	7.4
Kopp Investment Advisors, LLC 7701 France Avenue South, Suite 500 Edina, MN 55435	574,240 [5]	5.3
David P. Meyers Director 813 Springdale Road Atlanta, GA 30306	553,728 [6]	5.1
Peter J. Graham Senior Vice President	486,244	4.4
Anthony A. Lombardo President, Chief Executive Officer, Director	425,996	3.8
Paul S. Echenberg Chairman of the Board and Chairman of the Board of E-Z-EM Canada	128,044	1.2
Dennis J. Curtin Senior Vice President	83,200	*
Brad S. Schreck Senior Vice President	66,958	*
James L. Katz Director	56,138	*

Name and Address of Beneficial Owner	Shares Beneficially Owned [1]	Percent of Class
Jeffrey S. Peacock Senior Vice President	52,682	*
Robert J. Beckman Director	56,451	*
George P. Ward Director	51,951	*
John T. Preston Director	38,000	*
James H. Thrall, M.D. Director	37,000	*
All directors and executive officers as a group (13 persons)	2,076,392 [6]	17.5

*Does not exceed 1%.

(1) Includes shares of our common stock issuable upon exercise of options currently exercisable or exercisable within 60 days from September 5, 2006 as follows: David P. Meyers (39,736), Peter J. Graham (60,817), Anthony A. Lombardo (415,996), Paul S. Echenberg (54,074), Dennis J. Curtin (63,000), Brad S. Schreck (66,958), James L. Katz (44,324), Jeffrey S. Peacock (52,682), Robert J. Beckman (47,951), George P. Ward (47,951), John T. Preston (37,000), James H. Thrall, M.D. (37,000) and all directors and executive officers as a group (1,007,489).

(2) As executor for the Estate of Howard S. Stern, Linda B. Stern is deemed to share beneficial ownership of the 1,880,974 shares of our common stock, including 28,000 shares of common stock issuable under currently exercisable options, beneficially owned by the Estate of Howard S. Stern. In addition, Linda Stern is the sole beneficial owner of 64,805 shares. The information relating to Linda Stern's share ownership was obtained from a Schedule 13D/A dated May 23, 2006 and a Form 4 filed on August 25, 2006.

(3) Wellington Management Company's share information was obtained from a Schedule 13G dated February 14, 2006.

(4) Mr. Albert's share information was obtained from a Schedule 13D dated July 18, 2003.

(5) Kopp Investment Advisors, LLC's share information was obtained from a Schedule 13G dated January 20, 2006, filed on behalf of Kopp Investment Advisors, LLC, Kopp Holding Company, LLC, Kopp Holding Company and LeRoy C. Kopp.

(6) Excludes (i) 48,399 shares held by David P. Meyers' wife, (ii) 25,773.6 shares held by a trust established for the benefit of his children, and (iii) 52,134 shares in which Mr. Meyers has a remainder interest and his mother has a life estate, as to which Mr. Meyers disclaims beneficial ownership. The information relating to Mr. Meyers' share ownership was obtained from a Form 4 filed by Mr. Meyers on June 5, 2006 and other information available to the Company.

Common Stock Performance Graph

On October 22, 2002, which we refer to as the "Recapitalization Date," we completed a recapitalization merger in which our two previously outstanding classes of publicly traded equity securities – Class A common stock and Class B common stock – were combined into a single class of common stock. As a result of the recapitalization merger, on the Recapitalization Date, each outstanding share of Class A common stock and Class B common stock was converted into one share of the currently outstanding single class of common stock.

The following graph compares the cumulative total stockholder return on our common stock with returns on the AMEX Market Value (U.S. and Foreign) Index, The Nasdaq Stock Market (U.S.

and Foreign) Index, The Nasdaq Medical Equipment Index and The Standard and Poor's Healthcare Equipment (Supercap) Index during the five-year period ended June 3, 2006. Since our company's current single class of common stock did not commence trading until October 22, 2002, the graph below shows the total five-year return for our common stock assuming an initial $100 investment in our previously outstanding Class A common stock on May 31, 2001, assuming each share of Class A common stock held was converted into one share of the current single class of common stock on the Recapitalization Date. Returns reflected in the graph below are therefore based on the performance of the Class A common stock, for the periods prior to the Recapitalization Date and on the performance of the current single class of common stock for the periods from and after the Recapitalization Date. We included our Class A common stock, rather than both our Class A common stock and Class B common stock, in this comparison because our Class A common stock was our sole class of voting stock before the Recapitalization Date and because the cumulative total stockholder returns for both the Class A common stock and the Class B common stock for the period from the start of the measurement period, May 31, 2001, to the Recapitalization Date were similar.

On April 12, 2005, our common stock began trading on The Nasdaq National Market. Accordingly, we have included comparisons of our cumulative total stockholder returns to The Nasdaq Stock Market (U.S. and Foreign) Index and The Nasdaq Medical Equipment Index.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

AMONG E-Z-EM, INC., THE NASDAQ COMPOSITE INDEX,
THE NASDAQ MEDICAL EQUIPMENT INDEX
AND THE DOW JONES WILSHIRE MEDICAL SUPPLIES INDEX



DOLLARS
600
500
400
300
200
100
0
5/01
5/02
5/03
5/04
5/05
5/06
E-Z-EM -NASNM
NASDAQ COMPOSITE
NASDAQ MEDICAL EQUIPMENT
DJ WILSHIRE MEDICAL SUPPLIES

* $100 invested on 5/31/01 in stock or index-including reinvestment of dividends.
Fiscal year ending May 31.

Total Return – Data Summary

	Cumulative Total Return					
	5/01	5/02	5/03	5/04	5/05	5/06
E-Z-EM, Inc.	100.00	207.55	158.49	363.39	498.86	522.24
Nasdaq Composite	100.00	83.08	68.27	91.58	91.68	112.44
Nasdaq Medical Equipment	100.00	100.87	99.60	146.22	158.84	169.26
DJ Wilshire Medical Supplies	100.00	106.69	97.35	116.30	138.29	137.91

Certain Relationships and Related Transactions

We have split dollar life insurance arrangements with Linda B. Stern and Betty K. Meyers, which were entered into on May 27, 1998 and May 25, 1998, respectively. Linda Stern is a principal shareholder of our company and the widow of Howard S. Stern, a co-founder of our company. Betty Meyers is a shareholder of our company and the widow of Phillip H. Meyers, a co-founder of our company. She is also the mother of David P. Meyers, a director and a principal shareholder of our company. The Betty Meyers policy is owned by the Betty Meyers Life Insurance Trust, the beneficiaries of which include David P. Meyers. Annually, through fiscal 2002, we paid approximately $100,000 toward the cost of each life insurance policy. Because of the uncertainty of the treatment of split dollar life insurance policies under the Sarbanes-Oxley Act of 2002, beginning in fiscal year 2003, we stopped making payments toward the cost of such policies and do not anticipate making any payments in the future.

The aggregate amount of premiums paid by us for each policy is $500,000, the proceeds of which, under collateral assignment agreements, will be first used to repay all payments made by us for that policy. Additionally, beneficiaries of each policy may not borrow against the amount paid by us. Both Linda Stern and Betty Meyers have agreed to repay us for any shortfall between the cash surrender value of their respective policy and the aggregate amount of premiums paid by us. At June 3, 2006, the cash surrender value of such policies aggregated $1,756,000 and the aggregate amount of advances made by us totaled $1,000,000.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of initial ownership and changes in ownership with the Securities and Exchange Commission. Based solely on our review of copies of such forms received by us, or on written representations from certain reporting persons that no reports were required for such persons, we believe that, during the fiscal year ended June 3, 2006, all of the filing requirements applicable to our executive officers, directors and 10% shareholders were complied with, except that James L. Katz filed a Form 4 on January 25, 2006 that was four business days late, reporting the sale of stock.

PROPOSAL NO. 2 –
APPROVAL OF AN AMENDMENT TO THE E-Z-EM, INC. 2004 STOCK AND INCENTIVE AWARD PLAN (THE "PLAN") TO INCREASE BY 700,000 SHARES THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE UNDER THE PLAN.

We are asking our stockholders to approve an amendment of our 2004 Stock and Incentive Award Plan, (the "2004 Plan") to increase the number of shares of our common stock authorized under the 2004 Plan by 700,000 shares to 1,708,425 shares. Our board of directors approved the amendment to the 2004 Plan on August 22, 2006, subject to stockholder approval at the annual meeting.

The use of equity compensation has historically been a significant part of our overall compensation philosophy at E-Z-EM, and is a practice that we plan to continue. The 2004 Plan serves as an important part of this practice, and is a critical part of the compensation package that we offer our personnel. We believe that the use of stock options, restricted stock units, performance share awards and other equity-based incentives are critical for us to attract and retain the most qualified personnel and to respond to relevant changes in equity compensation practices. In addition, awards under the 2004 Plan provide our employees an opportunity to acquire or increase their ownership stake in us, and we believe this alignment with our stockholders' interests creates a strong incentive to work hard for our growth and success.

Proposed Increase in Authorized Shares

As of September 5, 2006, options covering 976,350 shares of our common stock were outstanding and 24,675 shares were available for future grant under the 2004 Plan. Based on the closing market price of our common stock on September 11, 2006, the additional 700,000 shares proposed to be added to the 2004 Plan would have a market value of approximately $10,325,000.

Summary Description of the 2004 Plan (as amended)

The following is a summary of the principal provisions of the 2004 Plan, as amended by this proposal. This summary is qualified in its entirety by reference to the full text of the 2004 Plan, which is included as Appendix A to this proxy statement.

Purposes of the 2004 Plan. The primary purposes of the 2004 Plan are (i) to provide competitive equity incentives to enable us to attract, retain, motivate and reward persons who render services to us and (ii) to align the interests of our employees and such other persons with the interests of our stockholders by providing participants with the opportunity to share in any appreciation in the value of our stock that their efforts help bring about.

Shares Authorized for Issuance. As amended, up to 1,708,425 shares of our common stock may be issued under our 2004 Plan. Shares that are subject to issuance upon exercise of an option but cease to be subject to such option for any reason (other than exercise of such option), and shares that are subject to an award that is granted but is subsequently forfeited or reacquired by us, or that are subject to an award that terminates without shares being issued, will again be available for grant and issuance under the 2004 Plan, as will be any shares that we may withhold in satisfaction of withholding taxes or permit to be used to pay the exercise price of an option. No more than 800,000 shares can be issued (including shares issued, reacquired by us pursuant to the terms of awards, and then reissued) as "incentive stock options," or ISOs (by which we mean stock options that meet certain requirements of the Internal Revenue Code).

Administration. The compensation committee of our board of directors administers the 2004 Plan, except when the board decides to directly administer the 2004 Plan (either being the *"committee"*).

The committee determines the persons who are to receive awards, the number of shares subject to each such award and the other terms and conditions of such awards. The committee also has the authority to interpret the provisions of the 2004 Plan and of any awards granted thereunder and to modify awards granted under the 2004 Plan. The committee may not, however, reprice options issued under the 2004 Plan without prior approval of our stockholders.

Eligibility. Our 2004 Plan provides for the grant of ISOs, within the meaning of section 422 of the Internal Revenue Code of 1986, as amended, (the "Code") to our employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and other incentive awards to our employees, directors and other service providers.

No participant in our 2004 Plan may receive options to purchase, or stock appreciation rights with respect to, more than 200,000 shares in any year. The maximum number of shares for which restricted stock, performance shares and any other stock-value-based award not based solely on the appreciation of our common stock after the award may be granted to a plan participant in any year is 100,000 shares. Dollar-denominated awards under the 2004 Plan may not exceed $400,000 for a participant in any year.

Options. The committee will determine the exercise price of options granted under our 2004 Plan, but for all ISOs the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an ISO may not exceed ten years. For any participant who owns 10% of the voting power of all classes of our outstanding stock, the exercise price must equal at least 110% of the fair market value on the grant date and the term must not exceed five years. The committee will determine the term of all options, including the vesting period and exercise period in the event of termination of service of an employee, director or other service provider. All options will be subject to any other terms and conditions included in the option agreement.

Stock Appreciation Rights. Stock appreciation rights ("SARs") may be granted under our 2004 Plan. SARs allow the recipient to receive the appreciation in the fair market value of our common stock between the date of grant and the exercise date of the SARs or, if the SARs are linked and alternative to an option, the date of grant of the option. The committee will determine the terms of SARs, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

Restricted Stock and Restricted Stock Units. Restricted stock may be granted under our 2004 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the committee. The committee will determine the number of shares of restricted stock granted to any employee, director or other service provider. The committee may impose whatever conditions to vesting it determines to be appropriate. For example, the committee may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture. The committee may also make restricted stock unit awards, which are shares of our common stock that are issued only after the recipient satisfies any service or performance objectives or contingencies determined by the committee.

Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2004 Plan. Performance share awards are rights to receive a specified number of shares of our common stock and/or an amount of money equal to the fair market value of a specified number of shares of our common stock, at a future time or times if a specified performance goal is attained and any other terms and conditions specified by the committee are satisfied. Performance unit awards are rights to receive a specified amount of money (other than an amount of money equal to the fair market value of a specified number of shares of common stock) at a future time or times if a specified performance goal is attained and any other terms and conditions specified by the committee are satisfied. The committee will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants.

Incentive Awards. Our 2004 Plan authorizes the committee to grant incentive awards, which are rights to receive money or shares on such terms and subject to such conditions as the committee may prescribe. Restricted stock, performance shares and performance units are particular forms of incentive awards but are not the only forms in which they may be made. Incentive awards may also take, for example, the form of cash or stock bonuses.

Change in Control. Our 2004 Plan authorizes the committee to grant options and SARs that become exercisable, and any award under the Plan that becomes non-forfeitable, fully earned and payable, if we have a "change in control," and to provide for money to be paid in settlement of any award under the 2004 Plan in such event. Additionally, if we have a change of control, the committee may authorize the exercise of outstanding nonvested appreciation rights, make any award outstanding under the 2004 Plan non-forfeitable, fully earned and payable, or require the automatic exercise for cash of all outstanding stock appreciation rights.

In general, under the 2004 Plan, a "change in control" will be deemed to occur if any person or group of persons acting in concert becomes the beneficial owner of more than 50% of the outstanding voting power of all of our capital stock; a majority of our board before a tender or exchange offer for our common stock ceases to constitute a majority as a result of such transactions(s); or our stockholders approve a merger, reorganization, sale of assets or plan of complete liquidation following which our stockholders before the transaction or Related Parties (as defined in the 2004 Plan) will not own at least 50% of our voting power or assets.

Transfer of Awards. Our 2004 Plan does not allow for the transfer of awards, except for transfers by will or the laws of descent and distribution or to such other persons designated by a participant to receive the award upon the participant's death, or except as may otherwise be authorized by the committee for any award other than an ISO.

Amendment of Plan. Subject to any applicable stockholder approval requirements of Delaware or federal law, any rules or listing standards that apply to our company, or the Code, the 2004 Plan may be amended by the board of directors at any time and in any respect, including without limitation to permit or facilitate qualification of options previously granted or to be granted in the future (1) as incentive stock options under the Internal Revenue Code, or (2) for such other special tax treatment as may be enacted on or after the date on which the 2004 Plan is approved by the board. Without stockholder approval however, no such amendment may increase the aggregate number of shares which may be issued under the 2004 Plan, or may permit the exercise price of outstanding options or SARs to be reduced, subject to limited exceptions. No amendment of the 2004 Plan may adversely affect any award granted prior to the date of such amendment or termination without the written consent of the holder of such award.

Summary of Federal Income Tax Consequences under the 2004 Plan

The following is a general summary as of the date of this proxy statement of the material U.S. federal income tax consequences to E-Z-EM and participants in the 2004 Plan with respect to awards granted under the 2004 Plan. This summary is based upon the Code, Treasury Regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). The specific tax consequences for any participant will depend upon his or her individual circumstances. This summary does not address state, local or foreign tax consequences to E-Z-EM or participants in the 2004 Plan.

Tax Treatment of the Participants

Options.

ISOs. Subject to the discussion of the alternative minimum tax *("AMT")* below, a participant will recognize no income upon grant of an ISO and will incur no tax upon exercise of an ISO, provided that the participant is an employee when the ISO is granted and did not cease being an employee for more than three months prior to exercise of the ISO. If a participant holds the shares purchased upon exercise of the ISO (the *"ISO Shares")* for more than one year after the date the ISO was exercised and for more than two years after the ISO's grant date (the *"required holding period"*), then the participant generally will realize long-term capital gain or loss (rather than ordinary income or loss) upon disposition of the ISO Shares in an amount equal to the difference between the amount realized upon such disposition and the exercise price of the ISOs.

If a participant disposes of ISO Shares prior to the expiration of the required holding period (a *"disqualifying disposition"*), then gain realized upon such disposition, to the extent of the difference between the ISO exercise price and the fair market value of the ISO Shares on the date of exercise, will be treated as ordinary income. Any additional gain will be capital gain, and treated as long-term capital gain if the ISO Shares were held by the participant for more than one year.

The difference between the exercise price and fair market value of the ISO Shares on the date of exercise is an adjustment to income for purposes of the alternative minimum tax ("AMT"). The AMT (imposed to the extent it exceeds the taxpayer's regular tax) is currently 26% of an individual taxpayer's alternative minimum taxable income (28% percent in the case of alternative minimum taxable income in excess of $175,000). Alternative minimum taxable income is determined by adjusting regular taxable income for certain items, increasing that income by certain tax preference items and reducing this amount by the applicable exemption amount. If a disqualifying disposition of the ISO Shares occurs in the same calendar year as exercise of the ISO, there is no AMT adjustment with respect to those ISO Shares. Also, upon a sale of ISO Shares that is not a disqualifying disposition, alternative minimum taxable income is reduced in the year of sale by the excess of the fair market value of the ISO Shares at exercise over the amount paid for the ISO Shares.

Nonqualified Stock Options. A participant will not recognize any taxable income at the time a nonqualified stock option, or NQSO, is granted. However, upon exercise of a NQSO, a participant must include in income as compensation an amount equal to the difference between the fair market value of the shares on the date of exercise and the NQSO's exercise price. The included amount must be treated as ordinary income by the participant and will be subject to income tax withholding by us if the participant is an employee. Upon disposition of the shares by a participant, the participant will recognize capital gain or loss in an amount equal to the difference between the amount received on disposition and the fair market value of the shares on the date of exercise. This gain will be long-term capital gain if the participant has held the shares for more than one year.

Stock Appreciation Rights. A grant of a stock appreciation right has no federal income tax consequences at the time of grant. Upon the exercise of stock appreciation rights, the value of the shares or other consideration received is generally taxable to the recipient as ordinary income, which will be subject to income tax withholding by us if the participant is an employee.

Restricted Stock and Restricted Stock Units. A participant receiving restricted shares for services recognizes taxable income when the shares become vested, generally when they are transferable or no longer subject to a substantial risk of forfeiture. Upon vesting, the participant will include in ordinary income an amount, which will be subject to income tax withholding by us if the participant is an employee, equal to the difference between the fair market value of the shares at the time they become substantially vested and any amount paid for the shares. Upon disposition of the shares by a participant, the participant will recognize capital gain or loss in an amount equal to the difference between the amount received on disposition and the fair market value of the shares on the date of exercise. This gain will be long-term capital gain if the participant has held the shares for more than one year.

A participant can file an election with the IRS, (an "83(b) Election") not later than 30 days after the date of the transfer of the restricted shares, to include in income as compensation (treated as ordinary income), in the year of the transfer of such restricted shares, an amount equal to the difference between the fair market value of such shares on the date of transfer and any amount paid for such shares. The included amount must be treated as ordinary income by the participant and may be subject to income tax withholding by us. Income is not again required to be included upon the lapse of the restrictions. Upon disposition of the shares by a participant, the participant will recognize capital gain or loss in an amount equal to the difference between the amount received on disposition and the fair market value of the shares on the date of grant. This gain will be long-term capital gain if the 83(b) Election was made more than one year prior to the disposition.

A participant receiving a restricted stock unit, will recognize ordinary income in an amount equal to the money or the fair market value of the shares received at the time of their receipt. If the participant does not receive all of the shares covered by the restricted stock unit on the date of grant, the participant may be eligible to make an 83(b) Election as described above.

Performance Units and Performance Shares. Performance Units and Performance Shares will be treated in the same manner as Restricted Stock and Restricted Stock Units described above.

Code Section 409A. Section 409A of the Code, added to the Code on October 24, 2004, imposes significant new restrictions on a range of nonqualified deferred compensation plans, along with a penalty on a participant receiving compensation under a plan that does not meet the requirements of 409A. Pursuant to a transition rule issued by the Internal Revenue Service, deferred compensation plans must currently be operated in compliance with the rules of section 409A but are not required to be amended to comply with section 409A until December 31, 2006.

The definition of a nonqualified deferred compensation plan is broad and would include the 2004 Plan. Certain compensation under the 2004 Plan, however, would not be subject to section 409A, such as

- Options where the exercise price is at least equal to fair market value on the date of grant; and

- Transfers of property subject to Code section 83 (other than option grants) (*e.g.*, where income is taxed at time of vesting or where the participant makes an 83(b) Election).

Amounts deferred under a nonqualified deferred compensation plan that do not comply with section 409A are includable in a participant's gross income and taxable immediately to the extent that such amounts are not subject to a substantial risk of forfeiture (*e.g.*, the participant is vested in the deferred amounts.) Amounts deferred under a nonqualified deferred compensation plan before January 1, 2005 are generally not subject to the requirements of section 409A. However, amounts deferred under a nonqualified deferred compensation plan that is materially modified after October 3, 2004 and amounts deferred but not vested prior to January 1, 2005, are subject to section 409A. An increase in the number of shares authorized under the 2004 Plan should not constitute a material modification.

E-Z-EM is currently operating the 2004 Plan in good faith compliance with section 409A and will amend the 2004 Plan within the time permitted by the IRS to conform to the provisions of section 409A with respect to amounts subject to section 409A. Thus, E-Z-EM does not expect that any participant will be subject to the income inclusions and penalties of section 409A.

Maximum Tax Rates for Non-corporate Taxpayers. The maximum federal tax rate for noncorporate taxpayers applicable to ordinary income is 35%. Long-term capital gain for noncorporate taxpayers on capital assets (which include stock) held for more than one year will be taxed at a maximum rate of 15%. Capital gains may be offset by capital losses, and up to $3,000 of capital losses may be offset annually against ordinary income.

Tax Treatment of E-Z-EM

Subject to any withholding requirement, the standard of reasonableness, and (if applicable) Code section 162(m), we generally will be entitled to a deduction to the extent any participant recognizes ordinary income from an award granted under the 2004 Plan.

ERISA Information

The 2004 Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

New Plan Benefits

Other than future annual option grants to purchase 4,000 shares (7,000 shares for the Chairman of the Board) to our non-employee directors, which are generally made in the fourth quarter of each fiscal year, all future awards to our executive officers, employees and other participants under the 2004 Plan will be made at the discretion of the committee. Therefore, the future benefits and amounts that will be received or allocated under the 2004 Plan are not determinable at this time and we have not included a table reflecting such benefits or awards. By way of background, please see "Executive Compensation" in this proxy statement for information regarding equity awards to our Named Executive Officers in fiscal 2006.

Recommendation of the Board of Directors

The board of directors recommends a vote FOR approval of the amendment to increase the number of shares available for issuance under the 2004 plan.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information, as of June 3, 2006, with respect to compensation plans under which our equity securities are authorized for issuance.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	1,358,043	$12.23	129,070[1]
Equity compensation plans not approved by security holders	None	None	None
Total	1,358,043	$12.23	129,070

[1] Consists of 24,675 shares reserved for issuance under our 2004 Stock and Incentive Award Plan and 104,395 shares reserved for issuance under our 1985 Employee Stock Purchase Plan.

PROPOSAL NO. 3 –
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General

Our board of directors, acting on the recommendation of the audit committee of the board, has appointed Grant Thornton LLP, who were our independent registered public accounting firm for the 2006 fiscal year, as our independent registered public accounting firm for the fiscal year ending June 2, 2007. Although the selection of the independent registered public accounting firm does not require ratification, the board of directors has directed that the appointment of Grant Thornton LLP be submitted to the stockholders for ratification due to the significance of their appointment to our company. If our stockholders fail to ratify the selection, it will be considered as a direction to the board of directors and the audit committee to consider the selection of a different firm. Even if the selection is ratified, the audit committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of our company and stockholders.

The proposal to ratify the board's appointment of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending June 2, 2007, must be approved by the affirmative vote of a majority of the votes cast at the annual meeting.

A representative of Grant Thornton LLP is expected to be present at the annual meeting to respond to appropriate questions. The representative will have the opportunity to make a statement if he or she desires.

Recommendation of the Board of Directors

The board of directors recommends a vote FOR the ratification of the appointment of Grant Thornton LLP as our company's independent registered public accounting firm for the fiscal year ending June 2, 2007.

ANNUAL REPORT

All stockholders of record as of the record date have been sent, or are concurrently herewith being sent, a copy of our Annual Report on Form 10-K for our fiscal year ended June 3, 2006.

Any stockholder of E-Z-EM may obtain without charge additional copies of E-Z-EM's Annual Report on Form 10-K for the 2006 fiscal year (without exhibits), as filed with the Securities and Exchange Commission, by writing to:

Stockholder Information
E-Z-EM, Inc.
1111 Marcus Avenue
Lake Success, New York 11042

STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

In order to be considered for inclusion in the proxy materials to be distributed in connection with the next annual meeting of stockholders of E-Z-EM, stockholder proposals for such meeting must be submitted to us no later than May 25, 2007 and must otherwise comply with Rule 14a-8 under the Securities Exchange Act of 1934. While our board of directors will consider stockholder proposals, we reserve the right to omit from our proxy statement stockholder proposals that we are not required to include under the Exchange Act, including under Rule 14a-8.

In addition, our By-laws contain an advance notice provision with respect to matters to be brought before an annual meeting of stockholders, including nominations for directors, and not included in the company's proxy statement. If you would like to nominate a director or bring any other business before the stockholders at the 2007 Annual Meeting, you must comply with the procedures contained in the By-laws and you must notify us in writing and such notice must be delivered to or received by our Secretary not less than 90 days and not more than 120 days prior to October 18, 2007.

You may write to our Secretary at our principal executive office, 1111 Marcus Avenue, Suite LL-26, Lake Success, New York 11042, to deliver the notices discussed above and to request a copy of the relevant By-law provisions regarding the requirements for making stockholder proposals and nominations of directors.

OTHER MATTERS

As of the date of this proxy statement, we do not know of any matters other than those set forth in this proxy statement that will be presented for consideration at the meeting. If any other matter or matters are properly brought before the meeting or any adjournment of the meeting, the persons named in the accompanying proxy will have discretionary authority to vote, or otherwise act, with respect to such matters in accordance with their judgment.

APPENDIX A

E-Z-EM, INC.

2004 STOCK AND INCENTIVE AWARD PLAN

As Amended by the Board of Directors on August 22, 2006

1. Purposes. The primary purposes of this Plan are (a) to provide competitive equity incentives that will enable the Company to attract, retain, motivate and reward persons who render services that benefit the Company or other enterprises in which the Company has a significant interest, and (b) to align the interests of such persons with the interests of the Company's shareholders generally.

2. Definitions. Unless otherwise required by the context, the following terms, when used in this Plan, shall have the meanings set forth in this Section 2.

(a) "Affiliate" means an affiliate as defined in Rule 12b-2 promulgated under Section 12 of the Exchange Act.

(b) "Allied Enterprise" means a business enterprise, other than the Company or a Subsidiary, in which the Committee determines the Company has a significant interest, contingent or otherwise.

(c) "Appreciation-Only Award" means (i) Options and Stock Appreciation Rights the exercise price of which is equal to at least 100% of Fair Market Value on the date on which the Options or Stock Appreciation Rights are granted, and (ii) Linked Stock Appreciation Rights that are granted as an alternative to the related Option after the date of grant of such Option, the exercise price of which Stock Appreciation Rights is equal to at least 100% of Fair Market Value on the date on which such Option was granted.

(d) "Award" means an award granted under this Plan in one of the forms provided for in Section 3(a).

(e) "Beneficiary" means a person or entity (including but not limited to a trust or estate), designated in writing by a Service Provider or other rightful holder of an Award, on such forms and in accordance with such terms and conditions as the Committee may prescribe, to whom such Service Provider's or other rightful holder's rights under the Plan shall pass in the event of the death of such Service Provider or other rightful holder. In the event that the person or entity so designated is not living or in existence at the time of the death of the Service Provider or other rightful holder of the Award, or in the event that no such person or entity has been so designated, the "Beneficiary" shall mean the legal representative of the estate of the Service Provider or other rightful holder, or the person or entity to whom the Service Provider's or other rightful holder's rights with respect to the Award pass by will or the laws of descent and distribution.

(f) "Board" or "Board of Directors" means the Board of Directors of the Company, as constituted from time to time.

(g) "Change in Control" means that any of the following events has occurred:

(i) The acquisition, directly or indirectly, by any Person (including Affiliates of such Person), other than the Company or a Related Party as defined in clause (ii) below of this Section 2(g), of beneficial ownership, as that term is defined in Rule 13d-3 under the Exchange Act, of capital stock of the Company entitled to exercise fifty (50%) percent or more of the outstanding voting power of all capital stock of the Company. For this purpose, "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d)(3) and 14(d)(2) thereof; or

(ii) There is consummated a merger, consolidation, recapitalization or reorganization of the Company or a Subsidiary, reverse split of any class of voting securities of the Company entitled to vote generally in the election of directors ("Voting Securities"), or an acquisition of securities or assets by the Company or a Subsidiary, other than (A) any such transaction in which the holders of outstanding Voting Securities immediately prior to the transaction receive, with respect to such Voting Securities (or, in the case of a transaction in which the Company is the surviving corporation or a transaction involving a Subsidiary, retain), voting securities of the surviving or transferee entity representing more than fifty percent (50%) of the total voting power outstanding immediately after such transaction, or (B) any such transaction which would result in a Related Party beneficially owning more than 50 percent of the voting securities of the surviving entity outstanding immediately after such transaction. For this purpose, the term "Related Party" shall mean (I) a Subsidiary, (II) an employee or group of employees of the Company or any Subsidiary, (III) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary, or (IV) a corporation or other form of business entity owned directly or indirectly by the stockholders of the Company in substantially the same proportion as their ownership of Voting Securities; or

(iii) The stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than any such transaction which would result in a Related Party owning or acquiring more than 50 percent of the assets owned by the Company immediately prior to the transaction; or

(iv) The persons who were members of the Board of Directors immediately before a tender or exchange offer for shares of Common Stock by any person other than the Company or a Related Party, or before a merger or consolidation of the Company or a Subsidiary, or before an actual or threatened contested election of the Board of Directors, or before any combination of such transactions, cease to constitute a majority of the Board of Directors as a result of such transaction or transactions; or

(v) Any other event that the Committee determines (whether at the time an Award is granted or at any time thereafter) should be treated as a change in control for purposes of the Plan.

(h) "Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time. References to a particular section of the Code shall include references to any related Treasury Regulations and to successor provisions of the Code.

(i) "Committee" means the committee appointed by the Board of Directors to administer the Plan pursuant to the provisions of Section 12(a) below.

(j) "Common Stock" means common stock of the Company, par value $.10 per share.

(k) "Company" means E-Z-EM, Inc., a Delaware corporation, and, except for purposes of determining under Section 2(g) hereof whether or not a Change in Control has occurred, shall include its successors.

(l) "Dollar-Denominated Awards" means Performance Unit Awards and any other Incentive Award the amount of which is based on a specified amount of money (other than an amount of money determined by reference to the Fair Market Value of a specified number of shares of Common Stock). Options and Stock Appreciation Rights are not Dollar-Denominated Awards.

(m) "Effective Date" means the date (if any) on which the shareholders of the Company approve the Plan either (i) at a duly held stockholders' meeting, or (ii) by the written consent of the holders of a majority of the securities of the Company entitled to vote, in accordance with any applicable provisions of the Delaware General Corporation Law.

(n) "Employee" means any person who is employed by the Company or a Subsidiary on a full-time or part-time basis, including an officer or director if he is so employed.

(o) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

(p) "Fair Market Value" on a particular date means as follows:

(i) The mean between the high and low sale prices of a share of Common Stock on such date, as reported by the Wall Street Journal or such other source as the Committee may consider acceptable or, if on such date the Common Stock is publicly traded but sale prices are not quoted by a source acceptable to the Committee, the mean of the closing bid and asked prices of a share of Common Stock on such date as furnished by a professional market maker making a market in the Common Stock; or

(ii) If in (i) above, there were no sales on such date reported as provided above, the respective prices on the most recent prior day on which a sale was so reported.

In the case of an Incentive Stock Option, if the foregoing method of determining fair market value should be inconsistent with Section 422 of the Code, "Fair Market Value" shall be determined by the Committee in a manner consistent with Section 422 of the Code and shall mean the value as so determined.

(q) "General Counsel" means the General Counsel of the Company serving from time to time.

(r) "Incentive Award" means an amount of money that is paid or a number of shares of Common Stock that are issued, or a right to be paid an amount of money or to be issued a number of shares of Common Stock that is granted, subject to and in accordance with Section 5 and the other applicable provisions of the Plan. The term "Incentive Award" does not include Options or Stock Appreciation Rights.

(s) "Incentive Stock Option" means an option, including an Option as the context may require, intended to meet the requirements of Section 422 of the Code.

(t) "Linked Stock Appreciation Rights" means Stock Appreciation Rights that are linked to all or any part of an Option, subject to and in accordance with Section 8(a), 8(b) and the other applicable provisions of the Plan.

(u) "Non-Statutory Stock Option" means an option, including an Option as the context may require, which is not intended to be an Incentive Stock Option.

(v) "Option" means an option granted under this Plan to purchase shares of Common Stock. Options may be Incentive Stock Options or Non-Statutory Stock Options.

(w) "1983 Plan" means the E-Z-EM, Inc. 1983 Stock Option Plan as amended and in effect from time to time.

(x) "1984 Plan" means the E-Z-EM, Inc. 1984 Directors and Consultants Stock Option Plan as amended and in effect from time to time.

(y) "Performance-Based Compensation" means compensation that satisfies the requirements applicable to "performance-based compensation" under Code Section 162(m)(4)(C).

(z) "Performance Share Award" means a right granted subject to and in accordance with Section 5 and the other applicable provisions of the Plan (including, without limitation, Section 5.II., 5.II.(d), and 6(e)) to receive a specified number of shares of Common Stock, and/or an amount of money determined by reference to the Fair Market Value of a specified number of shares of Common Stock, at a future time or times if a specified performance goal is attained and any other terms or conditions set forth or incorporated by reference in the written instrument documenting the Performance Share Award are satisfied.

(aa) "Performance Unit Award" means a right granted subject to and in accordance with Section 5 and the other applicable provisions of the Plan (including, without limitation, Section 5.II., 5.II.(d), and 6(e)) to receive a specified amount of money (other than an amount of money determined by reference to the Fair Market Value of a specified number of shares of Common Stock), or shares of Common Stock having a Fair Market Value equal to such specified amount of money, at a future time or times if a specified performance goal is attained and any other terms or conditions set forth or incorporated by reference in the written instrument documenting the Performance Unit Award are satisfied.

(bb) "Plan" means the E-Z-EM, Inc. Stock and Incentive Award Plan set forth in these pages, as amended from time to time.

(cc) "Restricted Stock Award" means shares of Common Stock which are issued to a Service Provider in accordance with Section 5.I. and the other applicable provisions of the Plan subject to restrictions and/or forfeiture provisions specified by the Committee that will cease to apply at a future time or times if continued employment conditions and/or other terms and conditions set forth or incorporated by reference in the written instrument documenting the Restricted Stock Award are satisfied.

(dd) "Restricted Stock Unit Award" means shares of Common Stock that will be issued to a Service Provider at a future time or times subject to and in accordance with Section 5.I. below and the other applicable provisions of the Plan if continued employment conditions and/or other terms and conditions set forth or incorporated by reference in the written instrument documenting the Restricted Stock Unit Award are satisfied.

(ee) "SEC Rule 16b-3" means Rule 16b-3 of the Securities and Exchange Commission promulgated under the Exchange Act, as such rule or any successor rule may be in effect from time to time.

(ff) "Service Provider" means a person who renders, has rendered or who the Committee expects to render services that benefit or will benefit the Company or a Subsidiary or an Allied Enterprise, in the capacity of employee, director, independent contractor, agent, advisor, consultant, representative or otherwise, and includes but is not limited to (i) Employees, (ii) personal service corporations, limited liability companies and similar entities through which any such person renders, has rendered or is expected to render such services, and (iii) members of the Board who are not Employees.

(gg) "Stock Appreciation Right" means a right granted subject to and in accordance with Section 8 and the other applicable provisions of the Plan.

(hh) "Subsidiary" means a corporation or other form of business association of which shares (or other ownership interests) having more than 50% of the voting power are owned or controlled, directly or indirectly, by the Company; provided, however, that in the case of an Incentive Stock Option, the term "Subsidiary" shall mean a Subsidiary (as defined by the preceding clause) which is also a "subsidiary corporation" as defined in Section 424(f) of the Code.

3. Grants of Awards

(a) Subject to the provisions of the Plan, the Committee may at any time, and from time to time, grant the following types of awards to any Service Provider:

(i) Incentive Awards, which may but need not be in the form of Performance Share Awards, Performance Unit Awards, Restricted Stock Awards, or Restricted Stock Unit Awards;

(ii) Options; and

(iii) Stock Appreciation Rights.

Any provision above of this Section 3(a) to the contrary notwithstanding, the Committee may grant Incentive Stock Options only to Service Providers who are Employees.

(b) After an Award has been granted,

(i) the Committee may waive any term or condition thereof that could have been excluded from such Award when it was granted, and

(ii) with the written consent of the affected participant, may amend any Award after it has been granted to include (or exclude) any provision which could have been included in (or excluded from) such Award when it was granted,

and no additional consideration need be received by the Company in exchange for such waiver or amendment.

(c) The Committee may (but need not) grant any Award linked to another Award, including, without limitation, Options linked to Stock Appreciation Rights. Linked Awards may be granted as either alternatives or supplements to one another. The terms and conditions of any such linked Awards shall be determined by the Committee, subject to the provisions of the Plan.

(d) No Service Provider shall acquire any rights in or to or with respect to any Award unless and until a written instrument signed by an officer of the Company and setting forth or incorporating by reference the terms and conditions of such Award is delivered to the Service Provider and is returned to the designated Company representative subscribed by the Service Provider within the time, if any, prescribed therefor by the Committee or its delegate. Any such instrument shall be consistent with this Plan and incorporate it by reference. Subscribing such instrument and returning it to the designated Company representative as aforesaid shall constitute the Service Provider's irrevocable agreement to and acceptance of the terms and conditions of the Award set forth or incorporated by reference in such instrument and the terms and conditions of the Plan applicable to such Award.

(e) The Committee may grant Awards that qualify as Performance-Based Compensation, as well as Awards that do not qualify as Performance-Based Compensation. Any provision of the Plan to the contrary notwithstanding, the Plan shall be interpreted, administered and construed to permit the Committee to grant Awards that qualify as Performance-Based Compensation as well as Awards that do not so qualify, and any provision of the Plan that cannot be so interpreted, administered or construed shall to that extent be disregarded.

(f) The Plan is intended to enable the Committee to grant Options that qualify for the tax treatment applicable to incentive stock options under Section 422 of the Code, as well as Options and other Awards that do not qualify for such tax treatment. Any provision of the Plan to the contrary notwithstanding, the Plan shall be interpreted, administered and construed to enable the Committee to grant Options that qualify for the tax treatment applicable to incentive stock options under Section 422 of the Code as well as Options and other Awards that do not qualify for such tax treatment, and any provision of the Plan that cannot be so interpreted, administered or construed shall to that extent be disregarded.

4. Stock Subject to this Plan; Award Limits

(a) Subject to the provisions below of Sections 4(c) and 4(d) and Section 10,

(i) the maximum aggregate number of shares of Common Stock which may be issued pursuant to Awards is 1,050,000 shares of Common Stock, plus (A) the number of shares of Common Stock, if any, that remain available immediately prior to the Effective Date for grants of options under the 1983 Plan, plus (B) the number of shares of Common Stock, if any, that remain available immediately prior to the Effective Date for grants of options under the 1984 Plan, plus (C) the number of shares of Common Stock, if any, that, if (notwithstanding Section 11 below) options could be granted under the 1983 Plan or the 1984 Plan on or after the Effective Date, would become available on or after the Effective Date for grants of options under either the 1983 Plan or the 1984 Plan as a result of options granted before the Effective Date terminating on or after the Effective Date without having been exercised in whole or in part. Not more than 800,000 of such maximum aggregate number of shares may be issued pursuant to Options that are Incentive Stock Options; and

(ii) the maximum number of shares of Common Stock with respect to which Options or Stock Appreciation Rights may be granted during any calendar year to any Employee or other Service Provider is 200,000 shares of Common Stock; and

(iii) the maximum number of shares of Common Stock with respect to which any and all Awards other than Appreciation-Only Awards and Dollar-Denominated Awards may be granted in any one calendar year to any Employee or other Service Provider is 100,000 shares of Common Stock; and

(iv) no Employee or other Service Provider may receive more than $400,000 (or the equivalent thereof in shares of Common Stock, based on Fair Market Value on the date as of which the number of shares is determined) in payment of Dollar-Denominated Awards that are granted to such Employee or other Service Provider in any one calendar year.

If, after any Award is earned or exercised, the issuance or transfer of shares of Common Stock or payment of money is deferred, any amounts equivalent to dividends or other earnings during the deferral period (including shares which may be distributed in payment of any such amounts) shall be disregarded in applying the per Employee or other Service Provider limitations set forth above in clauses (ii), (iii) and (iv) of this Section 4(a). If, in connection with an acquisition of another company or all or part of the assets of another company by the Company or a Subsidiary, or in connection with a merger or other combination of another company with the Company or a Subsidiary, the Company either (A) assumes stock options or other stock incentive obligations of such other company, or (B) grants stock options or other stock incentives in substitution for stock options or other stock incentive obligations of such other company, then none of the shares of Common Stock that are issuable or transferable pursuant to such stock options or other stock incentives that are assumed or granted in substitution by the Company shall be charged against the limitations set forth in this Section 4(a) above.

(b) Shares which may be issued pursuant to Awards may be authorized but unissued shares of Common Stock, or shares of Common Stock held in the treasury, whether acquired by the Company specifically for use under this Plan or otherwise, as the Committee may from time to time determine, provided, however, that any shares acquired or held by the Company for the purposes of this Plan shall, unless and until issued to a Service Provider or other rightful holder of an Award in accordance with the terms and conditions of such Award, be and at all times remain treasury shares of the Company, irrespective of whether such shares are entered in a special account for purposes of this Plan, and shall be available for any corporate purpose.

(c) Subject to Section 4(e) below, the maximum aggregate number of shares set forth in Section 4(a)(i) above (including the maximum aggregate number of shares that may be issued pursuant to Options that are Incentive Stock Options) shall be charged only for the number of shares which are actually issued under the Plan; if any shares of Common Stock subject to an Award shall not be issued to a Service Provider and shall cease to be issuable to a Service Provider because of the termination, expiration, forfeiture or cancellation, in whole or in part, of such Award or the settlement of such Award in cash or for any other reason, or if any such shares shall, after issuance, be reacquired by the Company because of a Service Provider's failure to comply with the terms and conditions of an Award, the shares not so issued, or the shares so reacquired by the Company, as the case may be, shall no longer be charged against the limitations provided for in Section 4(a)(i) above and may again be made subject to Awards.

(d) Subject to Section 4(e) below, if the purchase price of shares subject to an Option is paid in shares of Common Stock in accordance with the provisions of clause (iv) of Section 7(b) below, or if shares of Common Stock that are issued or issuable pursuant to an Award are withheld by the Company in accordance with Section 13(e) below in full or partial satisfaction of withholding taxes due in respect of the Award or due in respect of the grant, exercise, vesting, distribution or payment of the Award, the number of shares surrendered to the Company in payment of the purchase price of the shares subject to the Option, or the number of shares that are withheld by the Company in payment of such withholding taxes, shall be added back to the maximum aggregate number of shares which may be issued pursuant to Awards under Section 4(a)(i) above, so that the maximum aggregate number of shares which may be issued pursuant to

Awards and pursuant to Options that are Incentive Stock Options under Section 4(a)(i) above shall have been charged only for the net number of shares that were issued by the Company pursuant to the Option exercise or the Award.

(e) If and to the extent that the General Counsel determines that Section 4(c) or Section 4(d) above or Section 8(f) below shall cause the Company or the Plan to fail to satisfy any rules or listing standards that apply to the Company from time to time (whether of the American Stock Exchange, The Nasdaq Stock Market or any other stock exchange or self-regulatory organization), or shall prevent Incentive Stock Options granted under the Plan from qualifying as Incentive Stock Options under Code Section 422, then to that extent (and only to that extent) Section 4(c), Section 4(d) or Section 8(f) shall be disregarded. For example, if the General Counsel determines that one or more of the aforementioned Sections of the Plan will prevent Incentive Stock Options granted under the Plan from qualifying as Incentive Stock Options under Code Section 422 if such Sections of the Plan are applied in determining the number of shares of Common Stock that are available from time to time to be issued pursuant to Options that are Incentive Stock Options, and determines that such Sections of the Plan will not prevent Incentive Stock Options granted under the Plan from qualifying as Incentive Stock Options under Code Section 422 if such Sections of the Plan are applied in determining the number of shares of Common Stock that are available from time to time to be issued pursuant to Options that are Non-Statutory Stock Options or other Awards that are not Incentive Stock Options, then such Sections of the Plan shall be disregarded for purposes of determining the number of shares of Common Stock that are available from time to time to be issued pursuant to Options that are Incentive Stock Options, but not for purposes of determining the number of shares of Common Stock that are available from time to time to be issued pursuant to Options that are Non-Statutory Stock Options or other Awards that are not Incentive Stock Options.

5. Incentive Awards

I. Generally. Incentive Awards shall be subject to the following provisions:

(a) Incentive Awards may be granted in lieu of, or as a supplement to, any other compensation that may have been earned by the Service Provider prior to the date on which the Incentive Award is granted. The amount of an Incentive Award may be based upon (i) a specified number of shares of Common Stock or the Fair Market Value of a specified number of shares of Common Stock, or (ii) an amount of money not determined by reference to the Fair Market Value of a specified number of shares of Common Stock. Any Incentive Award may be paid in the form of money or shares of Common Stock valued at their Fair Market Value on the payment date, or a combination of money and such shares, as the Committee may provide. Performance Share Awards, Performance Unit Awards, Restricted Stock Awards and Restricted Stock Unit Awards are specific forms of Incentive Awards, but are not the only forms in which Incentive Awards may be made.

(b) Any shares of Common Stock that are to be issued pursuant to an Incentive Award, and any money to be paid in respect of an Incentive Award, may be issued or paid to the Service Provider at the time such Award is granted, or at any time subsequent thereto, or in installments from time to time, as the Committee shall determine. In the event that any such issuance or payment shall not be made to the Service Provider at the time an Incentive Award is granted, the Committee may but need not provide that, until such shares are issued or money is paid in respect of the Award or until the Award is forfeited, and subject to such terms and conditions as the Committee may impose, the Award shall earn amounts equivalent to interest, dividends or another investment return specified by the Committee, which amounts may be paid as earned or deferred and reinvested, and which amounts may be paid either in money or shares of Common Stock, all as the Committee may provide.

(c) Incentive Awards shall be subject to such terms and conditions, including, without limitation, restrictions on the sale or other disposition of the shares issued or transferred pursuant to such Award, and conditions calling for forfeiture of the Award or the shares issued pursuant thereto in designated circumstances, as the Committee may determine; provided, however, that upon the issuance of shares pursuant to any such Award, the recipient shall, with respect to such shares, be and become a shareholder of the Company fully entitled to receive dividends, to vote and to exercise all other rights of a shareholder except to the extent otherwise provided in the Award. In the case of a Restricted Stock Award, the recipient shall pay the par value of the shares to be issued pursuant to the Award unless such payment is not required by applicable law.

II. Performance Share Awards and Performance Unit Awards

(a) Subject to the terms and conditions of the Plan, the Committee may grant any Service Provider a Performance Share Award and/or a Performance Unit Award. The Committee may but need not provide that a specified portion of the Performance Share Award or Performance Unit Award will be earned if the specified performance goal applicable to the Award is partially attained.

(b) Subject to Section 6(b) below, the specified performance goal applicable to a Performance Share Award or Performance Unit Award may but need not consist, without limitation, of any one or more of the following: completion of a specified period of employment with or other service that benefits the Company or a Subsidiary or an Allied Enterprise, achievement of financial or operational goals, and/or the occurrence of a specified circumstance or event. The performance goal applicable to Performance Share Awards and Performance Unit Awards, and the other terms and conditions of such awards, need not be the same for each award or each Service Provider to whom an award is granted. A Service Provider may (but need not) be granted Performance Share Awards and Performance Unit Awards each year, and the performance period applicable to any such Award may overlap with one or more years included in the performance period applicable to any earlier- or later-granted Award. Subject to Section 6(d) below, the Committee may retain discretion to adjust the determinations of the degree of attainment of the performance objectives applicable to Performance Share Awards and Performance Unit Awards.

(c) Subject to Section 6(e) below, the Committee may but need not provide that, if the Service Provider's death or disability or another circumstance or event specified by the Committee occurs before the performance goal applicable to a Performance Share Award or Performance Unit Award is attained, and irrespective of whether the performance goal is thereafter attained, the Performance Share Award or Performance Unit Award will be earned in whole or in part (as the Committee may specify).

(d) The Committee may but need not provide for a Service Provider's Performance Share Award or Performance Unit Award to be forfeited in whole or in part if such Participant's employment by or other service that benefits the Company, a Subsidiary or an Allied Enterprise terminates for any reason before shares are issued or money is paid (as applicable) in full settlement of such Performance Share Award or Performance Unit Award.

(e) Except as otherwise provided in the instrument evidencing a Performance Share Award or Performance Unit Award, Performance Share Awards and Performance Unit Awards may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution or to a Beneficiary.

6. Performance Measures and Other Provisions Applicable to Performance-Based Compensation Awards

(a) Awards that the Committee intends to qualify as Performance-Based Compensation shall be granted and administered in a manner that will enable such Awards to qualify as Performance-Based Compensation.

(b) The performance goal applicable to any Award (other than an Appreciation-Only Award) that the Committee intends to qualify as Performance-Based Compensation shall be based on earnings per share, total shareholder return, Common Stock price performance or any one or more of the following performance measures on a consolidated Company, business unit or divisional level, or by product or product line, as the Committee may specify: net sales, net income, operating profit, return on equity, return on capital, or cash flow. The Committee shall select the performance measure or measures on which the performance goal applicable to any such Award shall be based and shall establish the levels of performance at which such Award is to be earned in whole or in part. Any such performance measure or combination of such performance measures may apply to the Service Provider's Award in its entirety or to any designated portion or portions of the Award, as the Committee may specify. Any such performance measure or combination of such performance measures may be based on absolute performance or performance relative to an index or one or more other companies that the Committee may specify. The foregoing performance measures shall be determined in accordance with generally accepted accounting principles ("GAAPs") to the extent that GAAPs define such performance measures, and otherwise shall be determined in accordance with any customary and reasonable definition the Committee approves. However, notwithstanding the preceding sentence, unless the Committee determines otherwise prior to payment of an Award to which this Section 6(b) applies, and subject to any exercise of "negative discretion" by the Committee, extraordinary, unusual or non-recurring items; discontinued operations; effects of accounting changes; effects of currency fluctuations; effects of financing activities (by way of example, without limitation, effect on earnings per share of issuing convertible debt securities); expenses for restructuring or productivity initiatives; non-operating items; effects of acquisitions and acquisition expenses; and effects of divestitures and divestiture expenses, any of which affect any performance goal applicable to such Award (including, without limitation, earnings per share but excluding total shareholder return and Common Stock price performance) shall be automatically excluded or included in determining the extent to which the performance goal has been achieved, whichever will produce the higher Award.

(c) Any provision of the Plan to the contrary notwithstanding, but subject to Section 6(e), Section 9 and Section 10 below, Awards to which Section 6(b) above applies shall (i) "be paid solely on account of the attainment of one or more preestablished, objective performance goals" (within the meaning of Treasury Regulation 1.162-27(e)(2) or its successor) over a period of one year or longer, which performance goals shall be based upon one or more of the performance measures set forth in Section 6(b) above, and (ii) be subject to such other terms and conditions as the Committee may impose.

(d) The terms of the performance goal applicable to any Award to which Section 6(b) above applies shall preclude discretion to increase the amount of compensation that would otherwise be due upon attainment of the goal.

(e) An Award to which Section 6(b) above applies may be earned in whole or in part if the Service Provider's death or disability or a Change in Control or another circumstance or event specified by the Committee occurs before the performance goal applicable to the Award is attained, and irrespective of whether the performance goal applicable to the Award is thereafter attained, but only if and to the extent that (i) the Committee so provides with respect to such Award, and (ii) the Award will nevertheless qualify as Performance-Based Compensation if the performance goal applicable to such Award is attained and the Service Provider's death or disability, a Change in Control or any such other circumstance or event specified by the Committee does not occur.

7. Options. Options shall be subject to the following provisions and such other terms and conditions, consistent with the following provisions, as the Committee may provide in the instrument evidencing the Options:

(a) Subject to the provisions of Section 10, the purchase price per share shall be, in the case of an Incentive Stock Option, not less than 100% of the Fair Market Value of a share of Common Stock on the date the Incentive Stock Option is granted (or in the case of any optionee who, at the time such Incentive Stock Option is granted, owns stock possessing more than 10 percent of the total combined voting power of all classes of stock of his employer corporation or of its parent or subsidiary corporation, not less than 110% of the Fair Market Value of a share of Common Stock on the date the Incentive Stock Option is granted) and, in the case of a Non-Statutory Stock Option, not less than the par value of a share of Common Stock on the date the Non-Statutory Stock Option is granted. Subject to the foregoing limitations, the purchase price per share may, if the Committee so provides at the time of grant of an Option, be indexed to the increase or decrease in an index or in stock prices of one or more other companies specified by the Committee.

(b) The purchase price of shares subject to an Option may be paid in whole or in part (i) in money, (ii) by bank-certified, cashier's or personal check subject to collection, (iii) if so provided in the Option and subject to Section 402 of the Sarbanes-Oxley Act of 2002 as amended from time to time and subject to such terms and conditions as the Committee may impose, by delivering to the Company a properly executed exercise notice together with a copy of irrevocable instructions to a stockbroker to sell immediately some or all of the shares acquired by exercise of the option and to deliver promptly to the Company an amount of sale proceeds (or, in lieu of or pending a sale, loan proceeds) sufficient to pay the purchase price, or (iv) if so provided in the Option and subject to such terms and conditions as may be specified in the Option, in shares of Common Stock which are surrendered to the Company actually or by attestation. Shares of Common Stock thus surrendered shall be valued at their Fair Market Value on the date of exercise.

(c) Options may be granted for such lawful consideration, including but not limited to money or other property, tangible or intangible, or labor or services received or to be received by the Company, a Subsidiary or an Allied Enterprise, as the Committee may determine when the Option is granted. The consideration for the grant of options may consist of the discharge of an obligation of the Company or an Affiliate. Subject to the foregoing and the other provisions of this Section 7, each Option may be exercisable in full at the time of grant or may become exercisable in one or more installments and at such time or times and subject to such terms and conditions, as the Committee may determine. Without limiting the foregoing, an Option may (but need not) provide by its terms that it will become exercisable in whole or in part upon the completion of specified periods of service or earlier achievement of one or more performance objectives specified therein, or that it will become exercisable only if one or more performance goals specified therein are achieved. The Committee may at any time accelerate the date on which an Option becomes exercisable, and no additional consideration need be received by the Company in exchange for such acceleration. Unless otherwise provided in the instrument evidencing the Option, an Option, to the extent it becomes exercisable, may be exercised at any time in whole or in part until the expiration or termination of the Option.

(d) Subject to Section 13(a) below, each Option shall be exercisable during the life of the optionee only by him or his guardian or legal representative, and after death only by his Beneficiary. Notwithstanding any other provision of this Plan, (i) no Option shall be exercisable after the tenth anniversary of the date on which the Option was granted, and (ii) no Incentive Stock Option which is granted to any optionee who, at the time such Option is granted, owns stock possessing more than 10 percent of the total combined voting power of all classes of stock of his employer corporation or of its parent or subsidiary corporation, shall be exercisable after the expiration of five (5) years from the date such Option is granted. If an Option is granted for a term of less than ten years, the Committee may, at any time prior to the expiration of the Option, extend its term for a period ending not later than on the tenth anniversary of the date on which the Option was granted, and no additional consideration need be received by the Company in exchange for such extension. Subject to the foregoing provisions of this Section 7(d), the Committee may but need not provide for an Option to be exercisable after termination of the Service Provider's employment or other service for any period and subject to any terms and conditions that the Committee may determine.

(e) An Option may, but need not, be an Incentive Stock Option; provided that the aggregate Fair Market Value (determined as of the time the option is granted) of the stock with respect to which Incentive Stock Options may be exercisable for the first time by any Employee during any calendar year (under all plans, including this Plan, of his employer corporation and its parent and subsidiary corporations) shall not exceed $100,000 unless the Code is amended to allow a higher dollar amount.

(f) Shares purchased pursuant to the exercise of an Option shall be issued to the person exercising the Option as soon as practicable after the Option is properly exercised. However, the Committee may (but need not) permit the person exercising an Option to elect to defer the issuance of shares purchased pursuant to the exercise of the Option on such terms and subject to such conditions and for such periods of time as the Committee may in its discretion provide. In the event of such deferral, the Committee may (but need not) pay the person who exercised the Option amounts equivalent to any dividends paid on or reinvested in such shares during the deferral period. Such amounts may be paid in cash or shares, as the Committee may provide.

(g) The Committee shall not have the authority to reduce the purchase price of shares under outstanding Options, except as permitted by Section 10 below (relating to adjustments for changes in capitalization and similar adjustments). If the Committee grants an Option under which the purchase price of the optioned shares is indexed to the increase or decrease in a specified index or in stock prices of one or more other specified companies, as permitted by Section 7(a) above, a reduction in the purchase price resulting from a decrease in the index shall not be deemed to violate the first sentence of this Section 7(g).

(h) No Employee shall make any elective contribution or employee contribution to the Plan (within the meaning of Treasury Regulation Section 1.401(k)-1(d)(2)(iv)(B)(4) or a successor thereto) during the six months after the Employee's receipt of a hardship distribution from a plan of the Company or a related party within the provisions of Code Sections 414(b), (c), (m) or (o) containing a cash or deferred arrangement under Section 401(k) of the Code. The preceding sentence shall not apply if and to the extent that the General Counsel determines it is not necessary to qualify any such plan as a cash or deferred arrangement under Section 401(k) of the Code.

(i) No option shall be exercisable unless and until the Company (i) obtains the approval of all regulatory bodies whose approval the General Counsel may deem necessary or desirable, and (ii) complies with all legal requirements deemed applicable by the General Counsel.

(j) An Option shall be considered exercised if and when written notice, signed by the person exercising the Option and stating the number of shares with respect to which the Option is being exercised, is received by the designated representative of the Company on a properly completed form approved for this purpose by the Committee, accompanied by full payment of the Option exercise price in one or more of the forms authorized in the instrument evidencing such Option and described in Section 7(b) above for the number of shares to be purchased. No Option may at any time be exercised with respect to a fractional share unless the instrument evidencing such Option expressly provides otherwise.

8. Stock Appreciation Rights. Stock Appreciation Rights shall be subject to such terms and conditions, not inconsistent with the Plan, as shall from time to time be determined by the Committee and to the following terms and conditions:

(a) Stock Appreciation Rights that are granted under the Plan may be linked to all or any part of an Option ("Linked Stock Appreciation Rights"), or may be granted without any linkage to an Option ("Free-Standing Stock Appreciation Rights"). Linked Stock Appreciation Rights may be granted on the date of grant of the related Option or on any date thereafter, as the Committee may determine.

(b) Linked Stock Appreciation Rights may be granted either as an alternative or a supplement to the Option to which they are linked (the "related" Option). Linked Stock Appreciation Rights that are granted as an alternative to the related Option may only be exercised when the related Option is exercisable, and at no time may a number of such Linked Stock Appreciation Rights be exercised that exceeds the number of shares with respect to which the related Option is then exercisable. Upon exercise of Linked Stock Appreciation Rights that are granted as an alternative to an Option, the holder shall be entitled to receive the amount determined pursuant to Section 8(e) below. Exercise of each such Linked Stock Appreciation Right shall cancel the related Option with respect to one share of Common Stock purchaseable under the Option. Linked Stock Appreciation Rights that are granted as a supplement to the related Option shall entitle the holder to receive the amount determined pursuant to Section 8(e) below if and when the holder purchases shares under the related Option or at any subsequent time specified in the instrument evidencing such Stock Appreciation Rights.

(c) Stock Appreciation Rights may be granted for such lawful consideration, including but not limited to money or other property, tangible or intangible, or labor or services received or to be received by the Company, a Subsidiary or an Allied Enterprise, as the Committee may determine when the Stock Appreciation Rights are granted. The consideration for the grant of Stock Appreciation Rights may consist of the discharge of an obligation of the Company or an Affiliate. Subject to the foregoing and the other provisions of this Section 8, Stock Appreciation Rights may be exercisable in full at the time of grant or may become exercisable in one or more installments and at such time or times and subject to such terms and conditions, as the Committee may determine. Without limiting the foregoing, Stock Appreciation Rights may (but need not) provide by their terms that they will become exercisable in whole or in part upon the completion of specified periods of service or earlier achievement of one or more specified performance objectives, or that they will become exercisable only if one or more specified performance goals are achieved. The Committee may at any time accelerate the date on which Stock Appreciation Rights become exercisable, and no additional consideration need be received by the Company in exchange for such acceleration. Unless otherwise provided in the Plan or the instrument evidencing the Stock Appreciation Rights, Stock Appreciation Rights, to the extent they become exercisable, may be exercised at any time in whole or in part until they expire or terminate.

(d) No Free-Standing Stock Appreciation Rights or Linked Stock Appreciation Rights that are granted as a supplement to the related Option shall be exercisable after the tenth anniversary of the date on which the Stock Appreciation Rights were granted, and no Linked

Stock Appreciation Rights that are granted as an alternative to the related Option shall be exercisable after the related Option ceases to be exercisable. If the Committee grants Stock Appreciation Rights for a lesser term than that permitted by the preceding sentence, the Committee may, at any time prior to expiration of the Stock Appreciation Rights, extend their term to the maximum term permitted by the preceding sentence, and no additional consideration need be received by the Company in exchange for such extension. Subject to the foregoing provisions of this Section 8(d), the Committee may but need not provide for Stock Appreciation Rights to be exercisable after termination of the Service Provider's employment or other service for any period and subject to any terms and conditions that the Committee may determine.

(e) Upon exercise of Stock Appreciation Rights, the holder thereof shall be entitled to receive an amount of money, or a number shares of Common Stock that have a Fair Market Value on the date of exercise of such Stock Appreciation Rights, or a combination of money and shares valued at Fair Market Value on such date, as the Committee may determine, equal to the amount by which the Fair Market Value of a share of Common Stock on the date of such exercise exceeds the Exercise Price (as hereafter defined) of the Stock Appreciation Rights, multiplied by the number of Stock Appreciation Rights exercised; provided that in no event shall a fractional share be issued unless the instrument evidencing such Stock Appreciation Rights expressly provides otherwise. In the case of Linked Stock Appreciation Rights that are granted as an alternative to the related Option, the Exercise Price shall be the price at which shares may be purchased under the related Option. In the case of Linked Stock Appreciation Rights that are granted as a supplement to the related Option, and in the case of Free-Standing Stock Appreciation Rights, the Exercise Price shall be the Fair Market Value of a share of Common Stock on the date the Stock Appreciation Rights are granted, unless the Committee specifies a different price when the Stock Appreciation Rights are granted (which shall not be less than the par value of the Common Stock and which may be indexed to the increase or decrease in an index or in stock prices of one or more other companies specified by the Committee).

(f) Subject to Section 4(e) above, (i) the limitations set forth in Section 4(a)(i) above shall be charged only for the number of shares which are actually issued in settlement of Stock Appreciation Rights; and (ii) in the case of an exercise of Linked Stock Appreciation Rights that were granted as an alternative to the related Option, if the number of shares of Common Stock previously charged against such limitations on account of the portion of the Option that is cancelled in connection with such exercise in accordance with Section 8(b) exceeds the number of shares (if any) actually issued pursuant to such exercise, the excess shall be added back to the maximum aggregate number of shares available for issuance under the Plan.

(g) Subject to Section 13(a) below, Stock Appreciation Rights shall be exercisable during the life of the Service Provider only by him or his guardian or legal representative, and after death only by his Beneficiary.

(h) The Committee shall not have the authority to reduce the exercise price of outstanding Stock Appreciation Rights, except as permitted by Section 10 below (relating to adjustments for changes in capitalization and similar adjustments). If the Committee grants Stock Appreciation Rights the exercise price of which is indexed to the increase or decrease in a specified index or in stock prices of one or more other specified companies, as permitted by

Section 8(e) above, a reduction in the exercise price resulting from a decrease in the index shall not be deemed to violate the first sentence of this Section 8(h).

9. Certain Change in Control, Termination of Service, Death and Disability Provisions.

The Committee may at any time, and subject to such terms and conditions as it may impose:

(a) authorize the holder of an Option or Stock Appreciation Rights to exercise the Option or Stock Appreciation Rights (i) on and after a Change in Control, or (ii) after the termination of the participant's employment or other applicable service that benefits the Company or a Subsidiary or an Allied Enterprise, or (iii) after the participant's death or disability, whether or not the Option or Stock Appreciation Rights would otherwise be or become exercisable on or after any such event, provided that in no event may an Option or Stock Appreciation Rights be exercised after the expiration of their term;

(b) grant Options and Stock Appreciation Rights which become exercisable only in the event of a Change in Control;

(c) provide for Stock Appreciation Rights to be exercised automatically and only for money in the event of a Change in Control;

(d) authorize any Award to become non-forfeitable, fully earned and payable (i) upon a Change in Control, or (ii) after the termination of the Service Provider's employment with or other applicable service that benefits the Company or a Subsidiary or an Allied Enterprise, or (iii) after the Service Provider's death or disability, whether or not the Award would otherwise be or become non-forfeitable, fully earned and payable upon or after any such event;

(e) grant Awards which become non-forfeitable, fully earned and payable only in the event of a Change in Control; and

(f) provide in advance or at the time of a Change in Control for outstanding Awards to be cancelled in the event of a Change in Control and for money to be paid at the time of such Change in Control in settlement of the Awards, or for awards relating to stock of another company to be granted at the time of such Change in Control in substitution for the cancelled Awards, either at the election of the participant or at the election of the Committee.

10. Adjustment Provisions. In the event that any recapitalization, or reclassification, split-up, reverse split, or consolidation of shares of Common Stock shall be effected, or the outstanding shares of Common Stock shall be, in connection with a merger or consolidation of the Company or a sale by the Company of all or a part of its assets, exchanged for a different number or class of shares of stock or other securities or property of the Company or any other entity or person, or a spin-off or a record date for determination of holders of Common Stock entitled to receive a dividend or other distribution payable in Common Stock or other property (other than normal cash dividends) shall occur, (a) the maximum aggregate number and the class of shares or other securities or property that may be issued in accordance with Section 4(a)(i) above pursuant to Awards (including Incentive Stock Options) thereafter granted, (b) the maximum number and the class of shares or other securities or property with respect to which Options or Stock Appreciation Rights, or Awards other than Appreciation-Only Awards and Dollar-Denominated Awards, may be granted during any calendar year to any Employee or other Service Provider pursuant to Section 4(a)(ii) or 4(a)(iii) above, (c) the number and the class of shares or other securities or property that may be issued under outstanding Awards, (d) the exercise price or purchase price to be paid per share under outstanding and future Awards, and (e) the price to be paid per share by the Company or a Subsidiary for shares or other securities or property issued pursuant to Awards which are subject to a right of the Company or a Subsidiary to reacquire such shares or other securities or property, shall in each case be equitably adjusted; provided that with respect to Incentive Stock Options any such adjustments shall comply with Sections 422 and 424 of the Code.

11. Effective Date and Duration of Plan; Effect on 1983 Plan and 1984 Plan. The Plan shall be effective on the Effective Date. No options shall be granted under the 1983 Plan or the 1984 Plan on or after the Effective Date. If the Plan is not approved by shareholders of the Company, the Plan (including the preceding sentence) shall be null, void and of no force or effect. If the Plan is approved by shareholders of the Company, Awards may be granted within ten years after the Effective Date, but not thereafter. In no event shall an Incentive Stock Option be granted under the Plan more than ten (10) years from the date the Plan is adopted by the Board, or the date the Plan is approved by the shareholders of the Company, whichever is earlier.

12. Administration.

(a) The Plan shall be administered by a committee of the Board consisting of two or more directors appointed from time to time by the Board. No person shall be appointed to or shall serve as a member of such committee unless at the time of such appointment and service he shall shall satisfy any director independence requirements then applicable to service on such committee under any rules or listing standards (whether of the American Stock Exchange, The Nasdaq Stock Market or any other stock exchange or self-regulatory organization) that apply to the Company at such time. Unless the Board determines otherwise, such committee shall also be comprised solely of "outside directors" within the meaning of Section 162(m)(4)(C)(i) of the Code and Treasury Regulation Section 1.162-27(e)(3), and "non-employee directors" as defined in SEC Rule 16b-3.

(b) The Committee may establish such rules and regulations, not inconsistent with the provisions of the Plan, as it may deem necessary for the proper administration of the Plan, and may amend or revoke any rule or regulation so established. The Committee shall, subject to the provisions of the Plan, have full power and discretion to interpret, administer and construe the Plan and full authority to make all determinations and decisions thereunder including without limitation the authority and discretion to (i) determine the persons who are Service Providers and select the Service Providers who are to participate in the Plan, (ii) determine when Awards shall be granted, (iii) determine the number of shares and/or amount of money to be made subject to each Award, (iv) determine the type of Award to grant, (v) determine the terms and conditions of each Award, including the exercise price, in the case of an Option or Stock Appreciation Rights, and whether specific Awards shall be linked to one another and if so whether they shall be alternative to or supplement one another, (vi) make any adjustments pursuant to Section 10 of the Plan, and (vii) determine whether or not a specific Award is intended to qualify as Performance-Based Compensation. Without limiting the generality of the foregoing, the Committee shall have the authority to establish and administer performance goals applicable to Awards, and the authority to certify that such performance goals are attained, within the meaning of Treasury Regulation Section 1.162-27(c)(4). The interpretation by the Committee of the terms and provisions of the Plan and any instrument issued thereunder, and its administration thereof, and all action taken by the Committee, shall be final, binding and conclusive on the Company, its stockholders, Subsidiaries, Allied Enterprises, all participants and Service Providers, and upon their respective Beneficiaries, successors and assigns, and upon all other persons claiming under or through any of them.

(c) Members of the Board of Directors and members of the Committee acting under this Plan shall be fully protected in relying in good faith upon the advice of counsel and shall incur no liability except for gross or willful misconduct in the performance of their duties.

13. General Provisions.

(a) No Award, including without limitation any Option or Stock Appreciation Rights, shall be transferable by the Service Provider or other rightful holder of such Award other than by will or the laws of descent and distribution or to a Beneficiary. The preceding sentence and any other provision of the Plan to the contrary notwithstanding, the Committee may (but need not) permit a Service Provider to transfer any Award, other than an Incentive Stock Option or any other Award that is linked to an Incentive Stock Option, during his lifetime to such other persons and such entities and on such terms and subject to such conditions as the Committee may provide in the written instrument documenting such Award.

(b) Nothing in this Plan or in any instrument executed pursuant hereto shall confer upon any person any right to continue in the employment or other service of the Company or a Subsidiary or an Allied Enterprise, or shall affect the right of the Company or a Subsidiary or any Allied Enterprise to terminate the employment or other service of any person at any time with or without cause or assigning a reason therefor.

(c) No shares of Common Stock shall be issued or transferred pursuant to an Award unless and until all legal requirements applicable to the issuance or transfer of such shares have, in the opinion of the General Counsel, been satisfied. Any such issuance or transfer shall be contingent upon the person acquiring the shares giving the Company any assurances the General Counsel may deem necessary or desirable to assure compliance with all applicable legal requirements.

(d) No person (individually or as a member of a group) and no Beneficiary or other person claiming under or through him, shall have any right, title or interest in or to any shares of Common Stock (i) allocated, or (ii) reserved for the purposes of this Plan, or (iii) subject to any Award, except as to such shares of Common Stock, if any, as shall have been issued to him.

(e) The Company and its Subsidiaries and any Allied Enterprises may make such provisions as they may deem appropriate for the withholding of any taxes which they determine they are required to withhold in connection with any Award. Without limiting the foregoing, the Committee may, subject to such terms and conditions as it may impose, permit or require any withholding tax obligation arising in connection with any Award or the grant, exercise, vesting, distribution or payment of any Award, up to the minimum required federal, state and local withholding taxes, including payroll taxes, or such higher amount of taxes as the Committee may specify, to be satisfied in whole or in part, with or without the consent of the Service Provider or other rightful holder of the Award, by having the Company withhold all or any part of the shares of Common Stock that vest or would otherwise be issued or distributed at such time. Any shares so withheld shall be valued at their Fair Market Value on the date of such withholding.

(f) Nothing in this Plan is intended to be a substitute for, or shall preclude or limit the establishment or continuation of, any other plan, practice or arrangement for the payment of compensation or fringe benefits to directors, officers, employees, consultants or Service Providers generally, or to any class or group of such persons, which the Company or any Subsidiary now has or may hereafter lawfully put into effect, including, without limitation, any incentive compensation, retirement, pension, group insurance, stock purchase, stock bonus or stock option plan. A Service Provider may be granted an Award whether or not he is eligible to receive similar or dissimilar incentive compensation under any other plan or arrangement of the Company.

(g) The Company's obligation to issue shares of Common Stock or to pay money in respect of any Award shall be subject to the condition that such issuance or payment would not impair the Company's capital or constitute a breach of or cause the Company to be in violation of any covenant, warranty or representation made by the Company in any credit agreement to which the Company is a party before the date of grant of such Award.

(h) By accepting any benefits under the Plan, each Service Provider, and each person claiming under or through him, shall be conclusively deemed to have indicated his acceptance and ratification of, and consent to, all provisions of the Plan and any action or decision under the Plan by the Company, its agents and employees, and the Board of Directors and the Committee.

(i) The validity, construction, interpretation and administration of the Plan and of any determinations or decisions made thereunder, and the rights of all persons having or claiming to have any interest therein or thereunder, shall be governed by, and determined exclusively in accordance with, the laws of the State of Delaware, but without giving effect to the principles of conflicts of laws thereof. Without limiting the generality of the foregoing, the period within which any action arising under or in connection with the Plan must be commenced, shall be governed by the laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof, irrespective of the place where the act or omission complained of took place and of the residence of any party to such action and irrespective of the place where the action may be brought.

(j) A Service Provider's acceptance of any Award shall constitute his irrevocable and unconditional waiver of the right to a jury trial in any action or proceeding concerning the Award, the Plan or any rights or obligations of the Service Provider or the Company under or with respect to the Award or the Plan.

(k) The use of the masculine gender shall also include within its meaning the feminine. The use of the singular shall include within its meaning the plural and vice versa.

14. Amendment and Termination. Subject to any applicable shareholder approval requirements of (a) Delaware or federal law, (b) any rules or listing standards that apply to the Company from time to time (whether of the American Stock Exchange, The Nasdaq Stock Market or any other stock exchange or self-regulatory organization), or (c) the Code, the Plan may be amended by the Board of Directors at any time and in any respect, including without limitation to permit or facilitate qualification of Options theretofore or thereafter granted (i) as Incentive Stock Options under the Code, or (ii) for such other special tax treatment as may be enacted on or after the date on which the Plan is approved by the Board, provided that, without stockholder approval, no amendment shall increase the aggregate number of shares which may be issued under the Plan, or shall permit the exercise price of outstanding Options or Stock Appreciation Rights to be reduced, except as permitted by Section 7(g), Section 8(h) and Section 10 hereof. The Plan may also be terminated at any time by the Board of Directors. No amendment or termination of this Plan shall adversely affect any Award granted prior to the date of such amendment or termination without the written consent of the holder of such Award.

***

Visualize a healthier world

Global headquarters for E-Z-EM is in Lake Success, New York. In addition to its headquarters, engineering and R&D sites, the Company has offices or manufacturing facilities in Canada, the United Kingdom, and the Netherlands, and distribution relationships around the world.

E-Z-EM, Inc.
Global Headquarters
1111 Marcus Avenue, Suite LL26
Lake Success, NY 11042
1-800-544-4624 Fax: 516-302-2919

E-Z-EM Canada, Inc.
11 065 boul. L. -H. Lafontaine
Anjou, Quebec H1J 2Z4
Canada
(514) 353-5820 Fax: (514) 351-3450

E-Z-EM Ltd.
Avonbury Business Park
Howes Lane, Bicester
OX26 2UA, United Kingdom
Tel: +44 1869-366900 Fax: +44 1869-366999
Email: information@ezem.co.uk

E-Z-EM Nederland B.V.
Planckstraat 69
3316 GS Dordrecht
PO Box 1127
3300 BC Dordrecht
The Netherlands
Tel: +31-78-618-5052 Fax: +31-78-651-2018
Email: administratie@ezem.net

E-Z-EM, Inc. is a publicly held corporation whose shares are traded on The NASDAQ National Market under the symbol EZEM.



Visualize a healthier world

E-Z-EM, Inc.
Global Headquarters
1111 Marcus Ave., Suite LL26
Lake Success, NY 11042 USA
Phone: 516-333-8230
Toll Free: 1-800-544-4624 (US only)
Fax: 516-302-2919
www.ezem.com

E-Z-EM Ltd.
International Office
Avonbury Business Park
Howes Lane, Bicester
OX26, 2UA, United Kingdom
Orderline: 0800 18 17 33 (UK only)
Phone: +44 (0) 1869 366900
Fax: +44 (0) 1869 366999
Email: information@ezem.co.uk

Manufactured by: E-Z-EM, INC., Lake Success, NY 11042 USA

09/05 1304262

NDC 32909-945-03

VoLumen

UM SULFATE
SUSPENSION
(0.1% w/v,
0.1% w/w)

CAT. NO.
9450

Net Contents:
450 mL

Ulcerative colitis with backwash ileitis and pseudo-polyp. Using VoLumen helped reveal a mildly thickened colon (thin white arrows) and small bowel (thick white arrow).


EZEM
Visualize a healthier world